


15008304



HOPEWELL HOLDINGS LIMITED

Stock Code: 54





ANNUAL REPORT 2014/15

Hopewell Holdings Limited, a Hong Kong-based group listed on the Stock Exchange since 1972 (stock code: 54). The Group has continuously grown and become one of the leading business conglomerates in Hong Kong.

The Group is actively engaged in property development and investment, highway infrastructure, power, hotel & hospitality and other businesses. While achieving substantial long term growth, the Group recognises the vital importance of promoting sustainable development. It devotes significant resources to enhance corporate governance, promote environmental protection, make community investment, instill best workplace practices and engage stakeholders.

CONTENTS

Financial Highlights

Revenue (HK$m)



Sales proceeds of Broadwood Twelve units
Treasury Income
Group Turnover
Group's Attributable Share of Revenue of JVs
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,148
544
257
1,725
3,622
5,992
247
2,093
3,652
6,235
231
1,865
4,139
FY13
FY14
FY15

Earnings before Interest and Tax (HK$m)



Other Segments
Toll Road Segment
Investment Property & Hospitality
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,150
2,747*
749
654
1,920
570
667
683
2,257
870
623
764
FY13
FY14
FY15

* Including land conversion gain of Hopewell Centre II HK$2,249 million

Operating Profit* from Prime-Earning Businesses (HK$m)



Investment Property & Hospitality
Toll Road Investment (after interest & tax of JVs)
1,500
1,200
900
600
300
0
1,159
505
654
1,123
440
683
1,169
405
764
FY13
FY14
FY15

* Being the EBIT net of the proportional share by non-controlling interests

Profit Attributable to Owners of the Company (HK$m)



Revaluation gain of completed investment properties and exceptional items
Core Profit
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
12,206
8,725
3,481*
1,358
125
1,233
2,835
1,180
1,655
FY13
FY14
FY15

* Including land conversion gain of Hopewell Centre II HK$2,249 million

Net Asset vs Market Value per share (HK$)



55
50
45
40
35
30
25
20
49.6
50.2
52.2
25.9
27.0
28.4
FY13
FY14
FY15
Market Value per Share
Net Asset Value per Share

Return on Shareholders' Equity*



8
6
4
2
0
8.0%**
2.8%
3.6%
FY13
FY14
FY15
Return on Shareholders' Equity

* Based on profit attributable to owners of the Company excluding revaluation gain of completed investment properties and attributable deferred tax

** Including land conversion gain of Hopewell Centre II HK$2,249 million

5-Year Financial Summary

Consolidated Results (in HK$ million)

	Year ended 30 June				
	2011	2012	2013	2014	**2015**
Revenue	6,973	6,560	6,148	5,992	6,235
Turnover	1,543	1,758	1,725	2,093	1,865
Earnings before interest and tax	1,855	2,136	4,150	1,920	2,257
Profit before taxation	6,171	4,328	12,768	1,945	3,347
Taxation	(252)	(365)	(295)	(329)	(267)
Profit before non-controlling interests	5,919	3,963	12,473	1,616	3,080
Non-controlling interests	(343)	(332)	(267)	(258)	(245)
Profit attributable to owners of the Company	**5,576**	**3,631**	**12,206**	**1,358**	**2,835**

Consolidated Statement of Financial Position (in HK$ million)

	As at 30 June				
	2011	2012	2013	2014	**2015**
Investment properties	14,945	17,429	26,320	26,839	28,196
Property, plant and equipment	788	716	686	740	690
Properties under/for development	978	1,171	7,393	7,877	8,380
Interests in JVs	8,282	9,073	9,177	8,984	9,341
Amounts due from JVs (non-current)	1,753	2,117	3,513	763	–
Other non-current assets	32	24	41	40	48
Properties held for sale (Hopewell New Town and Broadwood Twelve)	2,407	1,992	1,676	1,486	1,620
Amounts due from JVs (current)	970	652	690	2,251	2,070
Bank balances and cash	6,223	7,976	5,357	5,210	4,485
Other current assets	452	491	551	480	413
Total assets	**36,830**	**41,641**	**55,404**	**54,670**	**55,243**
Corporate bonds and bank borrowings (non-current)	2,745	3,698	4,212	3,498	4,360
Other non-current liabilities	442	475	505	536	554
Corporate bonds and bank borrowings (current)	605	1,754	2,965	2,625	296
Other current liabilities	891	1,132	1,210	1,119	1,227
Total liabilities	**4,683**	**7,059**	**8,892**	**7,778**	**6,437**
Non-controlling interests	**2,800**	**2,784**	**3,269**	**3,117**	**3,276**
Shareholders' equity	**29,347**	**31,798**	**43,243**	**43,775**	**45,530**

Per Share Basis	2011	2012	2013	2014	**2015**
Basic earnings per share (HK cents)	636	415	1,397	156	325
Dividend per share (HK cents)	148	139	100	130	120
— Interim	45	45	45	50	50
— Final	58	54	55	60	70
— Special	45	40	–	20#	–
Net asset value per share (HK$)	33.5	36.5	49.6	50.2	52.2

Represent distribution in specie of shares in HHI.

Financial Ratios	**2011**	**2012**	**2013**	**2014**	**2015**
Net debt to shareholders' equity (excluding equity shared from HHI Group)	Net cash	Net cash	6%	3%	2%
Return on shareholders' equity*	4.1%	4.3%	8.0%**	2.8%	3.6%
Dividend payout ratio*	56%#	64%#	25%**	78%Δ	63%

* Excluding revaluation gain of completed investment properties and attributable deferred tax.
** Including land conversion gain of Hopewell Centre II HK$2,249 million.
# Taking into account of net realised gain on property sale of Broadwood Twelve.
Δ Excluding distribution in specie of shares in HHI.

Chairman's Statement

I am pleased to report to shareholders that the Group achieved profit attributable to owners of the Company of HK$2,835 million for the financial year ended 30 June 2015. The Group's total revenue for the year, including treasury income and its share of the revenues of JVs engaged in toll roads, power plant operations and property development, amounted to HK$6,235 million, 4% more than the previous year's figure. Revenue of the Group increased, principally due to the continued growth of property letting and hospitality businesses and the uptake of toll revenue in Western Delta Route together with the sales recognition of The Avenue Phase 1, which offset fewer sales recognition of residential units at Hopewell New Town, decreased electricity sales of Heyuan Power Plant and toll revenue from GS Superhighway. The Group's EBIT rose by 18% year-on-year to HK$2,257 million. This is mainly due to the continued growth of investment properties and hospitality businesses and the recognition of redevelopment gain of 155–167 Queen's Road East, completion gain of 200 Queen's Road East's retail portion and profit shared from residential property sales of The Avenue Phase 1, which offset fewer sales recognition of residential units at Hopewell New Town and decreased toll profit from GS Superhighway. Despite all the challenges, the Group's basic earnings per share amounted to HK$3.25, a 108% increase on the previous year's HK$1.56.

Final Cash Dividend

The Board has proposed a final cash dividend of HK70 cents per share ("Final Cash Dividend") for the year ended 30 June 2015. Together with an interim cash dividend of HK50 cents per share paid on 17 February 2015 ("Interim Cash Dividend"), the total cash dividends for the year will amount to HK120 cents per share. This represents an increase of 9% on the last financial year's total cash dividends of HK110 cents per share, and represents a payout ratio of 63% of the Company's core profit (excluding the fair value gain on completed investment properties).

Subject to shareholders' approval at the 2015 Annual General Meeting to be held on Monday, 26 October 2015, the proposed Final Cash Dividend will be paid on Friday, 6 November 2015 to shareholders who are registered at the close of business on Friday, 30 October 2015.

Closure of Register of Members

To ascertain shareholders' eligibility to attend and vote at the 2015 Annual General Meeting to be held on Monday, 26 October 2015, the Register of Members of the Company will be closed from Monday, 19 October 2015 to Monday, 26 October 2015, both days inclusive, during which period no transfer of shares of the Company will be effected. In order to qualify to attend and vote at the 2015 Annual General Meeting, all transfers of share ownership, accompanied by relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 16 October 2015.

To ascertain shareholders' entitlement to the proposed Final Cash Dividend, the Register of Members of the Company will be closed for one day on Friday, 30 October 2015, if and only if the proposed Final Cash Dividend are approved by the shareholders at the 2015 Annual General Meeting. No transfer of shares of the Company will be effected on the aforementioned book-close date. To qualify for the proposed Final Cash Dividend, all transfers of share ownership, accompanied by relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 29 October 2015.

Business Review

During the year under review, though US Federal Reserve had concluded its Quantitative Easing Programme and further poised to increase US dollar interest rate, Europe and Japan relayed to launch their quantitative easing programmes in order to support their economic growth. Overall the low interest rate environment in developed countries continued to support the recovery of the world economy. Benefiting from lower oil price and temporary settlement of the haunting Greece debt problem, economies of the European countries were stabilised and showed signs of improvement. The US economy continued its slow paced but stronger economic recovery, as evidenced by the all-time low unemployment rate since 2008 and gradual rise in housing prices.

The PRC's economy remained as the growth engine to the world's economy. In order to maintain the GDP growth momentum at the target rate of 7.0%, the PRC government persisted in its policies to stimulate domestic consumption, ease money market liquidity, liberate interest rate, open up capital market and invest in large-scale infrastructure projects. The PRC economy will adapt to "New Normal" with a steadfast and sustainable expansion. Its GDP in the second quarter of 2015 grew by 7.0% year-on-year, a similar figure to 2014's.

Under an improving macro-economic environment and a strengthening PRC economy, Hong Kong's economy remained promising. After the Hong Kong stock market rally due to the launch of the Shanghai-Hong Kong Stock Connect and the positive regulatory support from the PRC government, the Hong Kong residential property price subsequently showed sign of exuberance notwithstanding the suppressing measures imposed by the Hong Kong government. In view of the stayed low unemployment rate and healthy domestic consumption, Hong Kong's GDP continued to grow steadily.

Investment Properties and Hospitality

Total revenue from the two business segments — investment properties and hospitality businesses, grew annually by 12% to HK$1,499 million, making the five-year compound annual growth rate of the two segments' revenue reaching 10%. During the year under review, total revenue and EBIT from investment properties increased by 14% and 14% respectively. The economic environment provided a solid foundation for the growth of the Group's investment properties. The key growth contributor was the Group's office rental business which maintained its strong performance as driven by Hong Kong's stable demand for office space, continued trend of decentralization in the office market, redevelopment and revitalization of the Wan Chai and Kowloon East areas, and its proactive asset enhancement and management efforts. During the year under review, the Group's office space maintained high occupancy rate and its spot and average rental rates both rose healthily.

200 Queen's Road East and Hopewell Centre II

Sales of the residential portion of 200 Queen's Road East Project, The Avenue, received enthusiastic responses since it was launched in November 2013. As of 16 August 2015, 1,226 units or 96% of the total number of units had been sold, generating a total sales proceeds of approximately HK$13.06 billion at the JV level before deduction of URA's share. The project's retail portion is targeted for grand opening in the first quarter of 2016. It will further enlarge the Group's rental property portfolio, and will create a new high-end retail neighborhood which comprises shops and restaurants exhibiting the "Heritage and Modernity" and "East and West" culture of Hong Kong. This will further realise the project's synergy with the Group's other properties in the area.

Site formation work of Hopewell Centre II is in progress and construction of the hotel is planned to be completed in 2018. In response to the calling for better connectivity and environmental protection by Wan Chai residents, and the increasing demands for world-class meeting, conference and convention facilities in Hong Kong, the Group submitted an application to refine and enhance the development scheme approved in 2009 to Town Planning Board. Under the current planning, the construction progress will not be affected.

The ongoing district redevelopment is expected to bring significant changes in Wan Chai. The Group is now exploring the development opportunities of the Group's various plots of land so as to enhance the synergy with the Group's existing properties and development in Wan Chai. Demolition of 155–167 Queen's Road East is underway and is planned to complete in third quarter of 2015. Construction works will commence soon afterwards. A planning application for building a commercial property on the demolition site was already approved by the Town Planning Board. The planned development will be similar to that of QRE Plaza in scale. The Group will also submit a development plan of Hill Side Terrace Cluster to the Town Planning Board in FY16. Under the proposed development plan, the Grade I historical building at Nam Koo Terrace is planned to be restored and preserved, and a residential building with open space provision will be developed.

The Group believes the assembly of such amalgamation properties into sites has the potential to generate attractive investment returns, and the Group will continue to seek strategic acquisitions actively in the district in order to create synergy between its existing and future development in the area.

Infrastructure

During the year under review, the aggregate average daily traffic volume on the GS Superhighway, Western Delta Route rose 4% to 593,000 vehicles, while their aggregate average daily toll revenue maintained at the same level as FY14 at RMB11.2 million. The average daily toll revenue of the GS Superhighway dropped 3% for FY15 to RMB8.5 million mainly due to the full opening of the Coastal Expressway. The average daily toll revenue of the Western Delta Route rose 9% to RMB2.7 million mainly due to the strong growth in Class 1 vehicle traffic. The aggregate toll revenue of the GS Superhighway and the Western Delta Route amounted to RMB4,080 million.

Corporate Sustainability

The Group believes that promoting sustainability is as important as achieving long-term business growth. It has therefore made continuous efforts to maintain a high degree of sustainability in its operations in Hong Kong and the PRC. Moreover, it values opportunities to learn more about the needs and expectations of the communities in which it operates, as well as those of other stakeholders. The Group has established a formal stakeholder engagement process and a Sustainability Steering Committee to strengthen its management's efforts to promote sustainability through good corporate governance, environmental protection, community investment and workplace practices.

To demonstrate its commitment to transparency and accountability to its stakeholders, the Company will continue to issue an independently verified Sustainability Report under the Global Reporting Initiative (GRI) Sustainability Reporting Framework this year. The report will present its company-wide commitment to sustainable development during the year under review, and it will cover the significant economic, environmental and social achievements and impact arising from the activities of the Group and its JVs.

Prospects

Gradual recovery of the global economy is likely to continue. The US economy is expected to maintain a mild growth in the coming year. Eurozone economy is forecasted to achieve moderate growth despite the Greece debt problem and geo-political tension in Europe. Benefiting from lower oil price and depreciation of Japanese Yen, Japan economy is sluggishly meliorating. Although US had concluded its quantitative easing measures and poised to let its interest rate hike, many other central banks have been easing their monetary policies which further support the global financial and asset markets.

The PRC government continues to shift the economy from a credit-, fixed asset investment- and export- driven, to a more consumption-orientated, technology-advanced and environmental sustainable growth economy. In order to maintain its GDP growth momentum at the "New Normal" level of 7%, the PRC authorities have been"fine-tuning" policies to infuse liquidity at "targeted" reforms. These are conducive to boost the over-subdued property market and alleviate previous administrative measures which used to curb speculative housing demand. The PRC GDP growth would still be the main contributor to the world's economic growth. With the improving economic outlook of the US and Eurozone and the accommodative economic growth policy of the PRC, Hong Kong is well-positioned to leverage on the opportunities brought about by the PRC recent reforming strategies.

Hong Kong unemployment rate stays low and average personal income is increasing on par with inflation. Large scale infrastructure projects, for instance the third airport runway, are on the pipeline.

Given the favourable economic backdrop, the demand for office space in Hong Kong is expected to be stable, and the overall trend of decentralisation in the office market should continue.

The residential property market, especially the small size flat, is in strong demand. The solid residential property price in Hong Kong is underpinned by the postponement of interest rate rise by the US after the Federal Open Market Committee meeting held in June 2015. The buyers' keen sentiment for residential properties is expected to bolster up transaction prices especially those in the primary market in the future.

The Group will continue to capitalise on the favourable conditions of the different segments in Hong Kong office market through proactive enhancement and management of its existing property portfolio. All the efforts, such as, continuous enhancement of property facilities, renovation and reposition of KITEC, renovation of M3 of Panda Hotel to a catering venue, implementation of marketing plan to strengthen Panda Hotel's MICE business, and repositioning of E-Max as an entertainment hub — will expand its competitive advantages, strengthen its image as a landlord of premium properties in Hong Kong, and eventually bring sustainable growth to the Group's business and shareholders' value.

The Group's major projects in the pipeline, Hopewell Centre II and the 200 Queen's Road East, will both generate tremendous synergies with the Group's existing properties in Wan Chai. The combination of the two projects together with Hopewell Centre, Wu Chung House retail shops, GardenEast and QRE Plaza will form an attractive lifestyle hub drawing in attention, visitation, business, residence and spending.

Sale of The Avenue was successful which will soon bring in a large group of high-income households to the area. 200 Queen's Road East's retail portion, which is targeted for grand opening in the first quarter of 2016, together with Hopewell Centre II and the Group's existing retail space will form one of Wan Chai's largest retail clusters.

Being one of Hong Kong's largest hotels once completed, Hopewell Centre II is set to take advantage from Hong Kong's limited supply of large-scale premium hotels in prime locations. With its comprehensive conference facilities, it is also well-positioned to capitalise on the opportunities created from the lack of conference venues in Hong Kong as metropolis of the world.

In addition, the purchase of new plot of land on Schooner Street also marked the Group's active participation in acquiring land which synergises with its existing property portfolio and involvement in the redevelopment of Wan Chai. As part of its long-term growth strategy, the Group will continue to look for opportunities to increase its land reserves in locations synergising with its existing properties.

On the transportation front, the diversion impact from the Coastal Expressway has fully been realised and the GS Superhighway has started to regain growth momentum. The Western Delta Route is now the main artery of a regional expressway network that covers the most prosperous and populous cities on the western bank of the Pearl River Delta (PRD), including Guangzhou, Foshan, Zhongshan and Zhuhai, and reduces the travelling time between them. It will also offer convenient access to the Hengqin State-level Strategic New Zone, Macau and Hong Kong via its connection with the HZM Bridge, which is expected to be completed by the end of 2017 according to media. The urbanisation of cities in the western PRD region will accelerate, creating economic growth that will benefit the Group.

Appointment of Director and Committee Member

Mr. Yuk Keung IP was appointed as an Independent Non-executive Director and a member of the Audit Committee of the Company with effect from 10 April 2015. I would like to express the Board's warm welcome to Mr. IP in joining the Board.

Acknowledgement

I would like to take this opportunity to thank the Group's shareholders, customers, suppliers and business partners for their continuous support and efforts. In addition, I would also like to express my gratitude to the Managing Director, my fellow Directors, the management team and all staff members for their loyalty, support, and hard work. Their contributions have been indispensable for the Group's strong performance during the past year, and its prospects for the years to come.

Sir Gordon Ying Sheung WU KCMG, FICE
Chairman

Hong Kong, 26 August 2015

Awards & Recognition

8/2014

Hang Seng Corporate Sustainability Index

HHL was selected as constituent stock of Hang Seng Corporate Sustainability Index for two consecutive years, and HHL and Hopewell Highway Infrastructure Limited were selected as constituent stocks of the Hang Seng Corporate Sustainability Benchmark Index for four consecutive years. These honours recognise the ongoing commitment of the Group on corporate sustainability.

12/2014

Hong Kong Outstanding Corporate Citizenship Logo

The Group was awarded the Hong Kong Outstanding Corporate Citizenship Logo (Enterprise Category) while HH Social Club received a Bronze Award (Volunteer Team Category) in the 5th Hong Kong Corporate Citizenship Program organised by the Hong Kong Productivity Council and the Committee on the Promotion of Civic Education.

3/2015

HKIE Gold Medal

Sir Gordon Ying Sheung WU, Chairman of HHL, was awarded the HKIE Gold Medal by the Hong Kong Institution of Engineers this year. The award was set up to bestow distinction on an outstanding person and to recognise his commendable achievements and remarkable contribution to the field of engineering and to the community.

3/2015

Caring Company Logo

HHL and ten of its subsidiaries received the Caring Company Logo 2014/2015 from the Hong Kong Council of Social Service. Among these, HHL, Hopewell Highway Infrastructure Limited, Hopewell Real Estate Agency Limited, Hopewell Property Management Co., Limited, Hopewell Centre Management Limited, KITEC Management Limited and Panda Place Management Limited have received the honour for more than five consecutive years, Panda Hotel has been awarded the honour for over ten consecutive years and received the accolade of 10 Years Plus Caring Company Logo.

Profile of Directors

Executive Directors

Sir Gordon Ying Sheung WU KCMG, FICE

Aged 79, he is the Chairman of the Board of the Company since November 1996. He is also the Chairman of Hopewell Highway Infrastructure Limited ("HHI"), the listed subsidiary of the Company, and a director of various subsidiaries of the Company.

In 1958, he graduated from Princeton University with a Bachelor of Science degree in engineering, and as one of the founders of the Company, he was the Managing Director from 1972 to 2001. His responsibilities have included the Company's infrastructure projects in the PRC and South-East Asia, and he has been involved in designing and constructing numerous buildings and development projects in Hong Kong, the PRC and overseas, including the Shajiao B power plant, which received the British Construction Industry Award, as well as set a world record for completion within 22 months.

He is the husband of Lady WU, a Non-executive Director of the Company, the father of Mr. Thomas Jefferson WU, the Managing Director of the Company and the uncle of Mr. Guy Man Guy WU, an Independent Non-executive Director of the Company.

He is very active in civic activities and community service. His civic and community positions include:

In the PRC

Council Member	United Nations Association of China
Advisor	China Development Bank

In Hong Kong

Vice President	The Real Estate Developers Association of Hong Kong

He was a member of the National Committee of the Chinese People's Political Consultative Conference ("CPPCC") from 1983 to 2013 and a Vice Chairman of the Committee for Liaison with Hong Kong, Macao, Taiwan and Overseas Chinese (Special committee of CPPCC) from 2003 to 2013.

Sir Gordon WU is a Fellow of several professional bodies, including:

- Institution of Civil Engineers, United Kingdom (Fellow)
- The Hong Kong Institution of Engineers (Honorary Fellow)
- Hong Kong Academy of Engineering Sciences (Fellow)

He also received Honorary Doctorate Degrees from the following universities:

- The Hong Kong Polytechnic University, Hong Kong (Honorary Doctor of Engineering)
- University of Strathclyde, United Kingdom (Honorary Doctor of Business Administration)
- The University of Edinburgh, United Kingdom (Doctorem honoris causa)
- Lingnan University, Hong Kong (Honorary Doctor of Laws)
- City University of Hong Kong, Hong Kong (Honorary Doctor of Social Science)
- Macau University of Science & Technology (Honorary Doctor of Business Administration)
- University of Manitoba, Canada (Honorary Degree of Doctor of Laws)
- The Hong Kong Institute of Education (Honorary Degree of Doctor of Social Sciences)

His additional awards and honours include:

Awards and Honours	Year Awarded
The HKIE Gold Medal 2015 by The Hong Kong Institution of Engineers	2015
The Lifetime Achievement Award of 2013 Hong Kong Business Awards by the South China Morning Post and DHL	2013
The Lifetime Achievement Award of the 9th Asia Business Leaders Award by CNBC	2010
Officer de L'Ordre de la Couronne by HM Albert II, King of Belgium	2007
The Order of Croatian Danica with figure of Blaz Lorkovic by the Republic of Croatia	2007
Gold Bauhinia Star (G.B.S.) by the Hong Kong Government	2004
Leader of the Year 2003 (Business/Finance) by Sing Tao Newspaper Group	2004
Personality of the Year 2003 by the Asian Freight & Supply Chain Awards	2003
Knight Commander of the Order of St. Michael and St. George (KCMG) by the Queen of England	1997
Industry All-Star Award by Independent Energy, USA	1996
International CEO of the Year by George Washington University, USA	1996
Among "the Best Entrepreneurs" by Business Week	1994
Man of the Year by the International Road Federation, USA	1994
Business Man of the Year by the South China Morning Post and DHL	1991
Asia Corporate Leader by Asia Finance Magazine, Hong Kong	1991
Chevalier de L'Ordre de la Couronne by the King of Belgium	1985

Mr. Eddie Ping Chang HO

Aged 82, he has been the Vice Chairman of the Company since August 2003. He is the Vice Chairman of HHI and a director of various subsidiaries of the Company. He was previously the Deputy Managing Director of the Company since 1972 and the Managing Director of the Company from January 2002 to September 2009. He has extensive experience in implementation of property development and major infrastructure strategic development projects and has been involved in developing all of the Company's projects in the PRC, including highway, hotel and power station projects. He is an Honorary Citizen of the cities of Guangzhou, Foshan and Shenzhen, and the Shunde District in the PRC.

Mr. Thomas Jefferson WU

Aged 42, he is the Managing Director of the Company as well as the Managing Director of HHI, the listed subsidiary of the Company, and a director of various subsidiaries of the Company.

He graduated with high honours from Princeton University in 1994 with a Bachelor of Science degree in Mechanical and Aerospace Engineering. He then worked in Japan as an engineer for Mitsubishi Electric Corporation for three years before returning to full-time studies at Stanford University, where he obtained a Master of Business Administration degree in 1999.

Mr. WU joined the Company in 1999 as the manager of the Executive Committee Office, and was promoted to Group Controller the following year. He has been involved in the review of the Company's operational performance, strategic planning and organisational effectiveness, and has upgraded its financial and management accounting systems. An Executive Director of the Company since 2001, he was appointed the Chief Operating Officer in 2002, Deputy Managing Director in 2003, Co-Managing Director in 2007, and re-designated the Managing Director in 2009.

Mr. WU is active in public service in both Hong Kong and Mainland China. He serves in a number of advisory roles at different levels of government. In Mainland China, he is a member of the Heilongjiang Provincial Committee of the 11th Chinese People's Political Consultative Conference, a Standing Committee member and a member of the Huadu District Committee of The Chinese People's Political Consultative Conference, among other public service capacities.

In Hong Kong, Mr. WU's major public service appointments include being a member of the Hong Kong Government's Standing Committee on Disciplined Services Salaries and Conditions of Service, the Vice Patron of the Community Chest of Hong Kong, a member of Hong Kong Tourism Board and a board member of Asian Youth Orchestra Limited. He is also a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. In addition, he is an independent non-executive director of Melco Crown Entertainment Limited, a company listed on NASDAQ Global Select Market in USA and de-listed voluntarily from the Stock Exchange on 3 July 2015. Previously, he was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University and a member of the Court of The Hong Kong University of Science of Technology.

In addition to his professional and public service engagements, Mr. WU is mostly known for his passion for ice hockey, as well as the sport's development in Hong Kong and the region. He is the Vice President (Asia/Oceania) of International Ice Hockey Federation, the Co-founder and Chairman of Hong Kong Amateur Hockey Club Limited and Hong Kong Academy of Ice Hockey Limited, as well as the Chairman of Hong Kong Ice Hockey Officials Association Limited. He is also the Honorary President of HongKong Ice Hockey Association Limited — the national sports association of ice hockey in Hong Kong, the Vice Chairman of Chinese Ice Hockey Association, Honorary President of Macau Ice Sports Federation and Honorary Chairman of Ice Hockey Association of Taipei Municipal Athletics Federation.

In 2006, the World Economic Forum selected Mr. WU as a "Young Global Leader". He was also awarded the "Director of the Year Award" by the Hong Kong Institute of Directors in 2010, the "Asian Corporate Director Recognition Award" by Corporate Governance Asia in 2011, 2012 and 2013, and named the "Asia's Best CEO (Investor Relations)" in 2012, 2013 and 2014.

Mr. WU is the son of Sir Gordon WU, the Chairman of the Board and Lady WU, a Non-executive Director of the Company, and the cousin of Mr. Guy Man Guy WU, an Independent Non-executive Director of the Company.

Mr. Josiah Chin Lai KWOK

Aged 63, he was appointed as Deputy Managing Director of the Company in January 2002 and is also a director of various subsidiaries of the Company. He is a solicitor by training. Previously, he worked as a consultant to the Company on various important projects such as Guangzhou-Shenzhen-Zhuhai Superhighway, Shajiao B and C Power Stations, etc. He has also worked as legal consultants to banks, Secretary for The Hong Kong Association of Banks, Legal Director of The Airport Authority, Hong Kong and Group Legal and Compliance Director of the BNP Paribas Peregrine Group.

Mr. Albert Kam Yin YEUNG

Aged 64, he was appointed as an Executive Director of the Company in November 2002 and is also a director of various subsidiaries of the Company. He is an experienced architect and now mainly responsible for the construction works of Hopewell Centre II. Prior to joining the Company, he was a director of WMKY Limited from 1986 to 1998 and acted as a consultant of the Company's development and construction projects. He holds a Bachelor of Architecture degree from the University of Hong Kong. He is a Registered Architect, an Authorised Person, and a member of The Hong Kong Institute of Architects and various professional bodies.

Mr. William Wing Lam WONG

Aged 58, he was appointed as an Executive Director of the Company in January 2007. He has a Bachelor Degree in Land Economy from Aberdeen University, United Kingdom and is a Registered Professional Surveyor, a Fellow member of the Royal Institution of Chartered Sureyors and a member of Hong Kong Institution of Surveyors. He is an Executive Committee member of the Real Estate Developers Association of Hong Kong and also a member of the Federation of Hong Kong Hotel Owners. He has over 26 years of experience in property and land matters. He is mainly responsible for property sales and leasing and currently a director of certain subsidiaries of the Company.

Ir. Leo Kwok Kee LEUNG

Aged 56, he was appointed as a Non-executive Director of the Company on 1 July 2009 and has been re-designated as an Executive Director of the Company on 1 October 2009. He is also a director of various subsidiaries of the Company. Ir. LEUNG joined a subsidiary of the Company in 1993. He was previously in-charge of the architecture, engineering and construction of all in-house projects of the Company for about 10 years before he was transferred to HHI in 2003. He is an experienced engineer and an expert in designing and applying slipform and climbform techniques. He worked for Brown & Root and Ove Arup & Partners before joining the Company and had acquired a wide range of design and construction experiences in Europe, Africa and Asia in highways, bridges, buildings, dams and tunnel structures. He graduated from Imperial College of the University of London with a Master of Science degree with Distinction in Earthquake Engineering and Structural Dynamics. He was also awarded a Bachelor of Science degree with First Class Honours from the Council for National Academic Awards in Civil Engineering, as well as the Institution of Civil Engineers' Prize for his outstanding undergraduate performance. In 2004, he was further awarded the PRC National Class 1 Registered Structural Engineers qualification. He served as committee members to a number of Professional Institutions and was the Chairman of the Civil Division (2011–2012) of the Hong Kong Institution of Engineers ("HKIE"), and has been a Council Member of the HKIE since 2012. He was also the Chairman of the Hong Kong Branch of the Chartered Institution of Highways and Transportation (2006–2007). He was elected as an Election Committee Member by the Engineering Subsector for the nomination and election of the Chief Executive of HKSAR in 2012. He was an Executive Director of HHI from 2003 to 2009 and responsible for the planning, design, engineering and construction of projects within HHI.

Non-executive Directors

Lady WU Ivy Sau Ping KWOK JP

Aged 66, she is a Non-executive Director of the Company and joined the Board in August 1991.

She is the Deputy Chairman of the Hong Kong Red Cross and serves on the committees and boards of numerous other social organizations, including the Asian Cultural Council (Hong Kong) and the Asia Society (Hong Kong Center). She was appointed as the Honorary Consul of The Republic of Croatia in Hong Kong in September 2014.

She is the wife of Sir Gordon WU, the Chairman of the Board, the mother of Mr. Thomas Jefferson WU, the Managing Director of the Company and the auntie of Mr. Guy Man Guy WU, an Independent Non-executive Director of the Company.

Mr. Carmelo Ka Sze LEE JP

Aged 55, he was appointed as an Independent Non-executive Director of the Company in March 2001 and was re-designated as a Non-executive Director on 6 September 2004. He is a member of the Remuneration Committee of the Company and served as the Chairman of the Committee during the period from May 2011 to February 2012. He holds a Bachelor of Laws degree from The University of Hong Kong. He is a practicing solicitor and a partner of Messrs. Woo, Kwan, Lee & Lo, Solicitors & Notaries, a firm which renders professional services to the Company and receives normal remuneration for such services. He is a non-executive director of five other public companies listed on the Stock Exchange, namely, CSPC Pharmaceutical Group Limited, Yugang International Limited, Y.T. Realty Group Limited, Safety Godown Company, Limited and Termbray Industries International (Holdings) Limited. He is also an independent non-executive director of KWG Property Holding Limited and Esprit Holdings Limited, two other public companies listed on the Stock Exchange. He was a non-executive director of The Cross-Harbour (Holdings) Limited and an independent non-executive director of Ping An Insurance (Group) Company of China, Ltd, public companies listed on the Stock Exchange, from March 2001 to December 2012 and from June 2009 to June 2015 respectively. He was the Chairman of the Listing Committee of the Stock Exchange from May 2012 to July 2015 and previously served as a Deputy Chairman of the Listing Committee from June 2009 to May 2012.

Independent Non-executive Directors

Mr. Guy Man Guy WU

Aged 58, he is an Independent Non-executive Director of the Company and joined the Board in 1987. He is also a member of the Audit Committee and the Remuneration Committee of the Company. He has a Bachelor of Science degree in industrial engineering from Purdue University, U.S.A. He is also the Managing Director of the Liverton Group and Video Channel Productions Limited.

Mr. WU is the cousin of Mr. Thomas Jefferson WU, an Executive Director and Managing Director of the Company, and the nephew of Sir Gordon WU, the Chairman of the Board and Lady WU, a Non-executive Director of the Company.

Ms. Linda Lai Chuen LOKE

Aged 77, she is an Independent Non-executive Director of the Company and joined the Board in August 1991. She is also a member of both the Audit Committee and the Remuneration Committee of the Company. She was the Chairman of the Remuneration Committee during the period from February 2012 to January 2013. A graduate of the University of California at Berkeley, she has over 30 years of professional experience in the securities and investment field. She was the emeritus Managing Director of Dean Witter Reynolds (Hong Kong) Limited and Vice President (Private Wealth Management) at Morgan Stanley Inc.

Mr. Sunny TAN

Aged 41, he was appointed as an Independent Non-executive Director of the Company in November 2010 and the Chairman of the Audit Committee of the Company in May 2011. Mr. TAN was an Executive Director of Luen Thai Holdings Limited ("Luen Thai"), a listed public company in Hong Kong, from May 2006 to December 2012. Mr. TAN joined Luen Thai in 1999 and is currently the Chief Financial Officer thereof. Prior to joining Luen Thai, Mr. TAN worked at the Investment Banking Division of Merrill Lynch (Asia Pacific). Mr. TAN was appointed as the Executive Vice Chairman of the Hong Kong General Chamber of Textiles in 2009, Chairman of Group 12 and General Council Member of the Federation of Hong Kong Industries ("FHKI") and Executive Committee Member of the Hong Kong Shippers' Council. In 2013, Mr. Tan was awarded "Young Industrialist Award 2013" which was organized by the FHKI. Mr. Tan is currently the 4th Vice Chairman of Tung Wah Group of Hospitals and Chairman of the Board of Governors of Tung Wah College. Mr. TAN was also appointed as the Member of Trustees of Shaw College at the Chinese University of Hong Kong, the Member of the Textiles Advisory Board on Trade and Industry Department, the Member of the Joint Committee on Student Finance, the Advisory Committee on the Education Development Fund of Education Bureau Government Secretariat and the Action Committee Against Narcotics Sub-committee on Preventive Education and Publicity of Narcotics Division Security Bureau Government Secretariat, The Government of the HKSAR. Mr. TAN obtained a Master of Science degree from Stanford University and Bachelor of Business Administration degree from the University of Wisconsin-Madison.

Dr. Gordon YEN

Aged 45, he was appointed as an Independent Non-executive Director and a member of the Remuneration Committee of the Company in May 2012. He was appointed as the Chairman of the Remuneration Committee of the Company in February 2013. He was an Independent Non-executive Director and a member of each of the Remuneration Committee and the Audit Committee of HHI from July 2003 to May 2012. Dr. YEN was previously employed by the Company or its subsidiaries as Project Director during 1995 to 1999. He is currently the Managing Director of Radiant Venture Capital Limited and a Non-executive Director of Fountain Set (Holdings) Limited ("Fountain Set"), a public company listed on the Stock Exchange. He previously served as an Executive Director of Fountain Set from September 2004 to May 2013 and also assumed the role of Chief Financial Officer from 2012. He was awarded a Bachelor of Manufacturing Engineering degree from Boston University, U.S. in 1990, a Master of Business Administration degree from McGill University, Canada in 1992 and a Doctorate degree in Business Administration from The Hong Kong Polytechnic University, Hong Kong in 2005.

Mr. Ahito NAKAMURA

Aged 63, he was appointed as an Independent Non-executive Director of the Company in December 2012. Mr. NAKAMURA is the Managing Director of Legato Holdings Limited (formerly known as PIA Entertainment (H.K.) Co., Limited) and J-Macau Consulting Limited. Mr. NAKAMURA is also an Executive Board Member of The Macao-Japan Chamber of Commerce. He was previously employed by the Company as Treasurer during 1992 to 1997. Mr. NAKAMURA was awarded a Bachelor of Arts degree in Economics from Keio University, Japan in 1975.

Mr. Yuk Keung IP

Aged 63, he was appointed as an Independent Non-executive Director and a member of the Audit Committee of the Company on 10 April 2015. He is also an Independent Non-executive Director, the Chairman of the Audit Committee and a member of the Remuneration Committee of HHI. Mr. IP is an international banking and real estate professional with 33 years of experience at Citigroup, First National Bank of Chicago, Wells Fargo and Merrill Lynch in Hong Kong, Asia and United States. His areas of expertise are in real estate, corporate banking, risk management, transaction banking and wealth management. Mr. IP was named Managing Director of Citigroup in 2003 and Senior Credit Officer/Real Estate Specialist of Citicorp in 1990. He held senior positions at Citigroup such as North Asia Real Estate Head, Hong Kong Corporate Bank Head, Head of Transaction Banking — Hong Kong, and Head of Asia Regional Investment Finance of Global Wealth Management. He was a Managing Director of Investments at Merrill Lynch (Asia Pacific).

Mr. IP is the executive director and chief executive officer of LHIL Manager Limited which is the trustee-manager of Langham Hospitality Investments, and Langham Hospitality Investments Limited, and a non-executive director of Eagle Asset Management (CP) Limited, as manager of Champion Real Estate Investment Trust. He is also an independent non-executive director of New World China Land Limited, TOM Group Limited, AEON Credit Service (Asia) Company Limited, Power Assets Holdings Limited and Lifestyle International Holdings Limited. All the companies mentioned above except for LHIL Manager Limited and Eagle Asset Management (CP) Limited, are listed companies, and Langham Hospitality Investments is a listed fixed single investment trust and Champion Real Estate Investment Trust is a listed real estate investment trust.

Mr. IP is a Council Member and an Adjunct Professor of Lingnan University, an Adjunct Professor at City University of Hong Kong, a Member of the International Advisory Committee at University of Macau, an Executive Fellow in Asia at Washington University in St. Louis, a Research Fellow of the Institute for Financial Economics at Singapore Management University, a Member of the Board of Governors of World Green Organization Limited, and a Member of Legal Aid Services Council of the Hong Kong Special Administrative Region. He is a member of the Committee on Certification for Principalship under the Education Bureau of The Government of the Hong Kong Special Administrative Region.

Mr. IP holds a Bachelor of Science at Washington University in St. Louis (summa cum laude) and Master of Science degrees at Cornell University and Carnegie-Mellon University. He is an Honorary Fellow of Vocational Training of Council.

Mr. IP had been appointed as an Independent Non-executive Director and a member of the Audit Committee of the Company and HHI on 13 August 2007 and resigned from all the aforesaid positions on 29 February 2008 due to his other business commitments. In view of his valuable experience in banking, accounting and real estate finance, Mr. IP was invited to re-join the Board of HHI and the Company in July 2011 and April 2015 respectively.

Business Review

1. Properties

A. Investment Properties and Hospitality

The Group's investment properties and hospitality businesses comprise its wholly-owned investment properties portfolio and hotel, restaurant and catering operations. The revenue from these businesses amounted to HK$1,499 million for the year under review, a year-on-year increase of 12%.

(HK$ in million)	Revenue*		
For the year ended 30 June	2014	**2015**	yoy change
Investment Properties			
Rental income — office	328	**390**	+19%
Rental income — retail	241	**266**	+10%
Rental income — residential	76	**81**	+7%
Convention and exhibition	55	**59**	+7%
Air conditioning & management fee	137	**142**	+4%
Carpark & others	53	**77**	+45%
Investment Properties sub-total	890	**1,015**	+14%
Hospitality			
Room Revenue	234	**230**	–2%
Restaurants, catering operations and others	220	**254**	+15%
Hospitality sub-total	454	**484**	+7%
Total	1,344	**1,499**	+12%

* Excluding tenancies for the Group's own use

EBIT for our investment properties and hospitality businesses increased by 12% to HK$764 million year-on-year. The five-year compound annual growth rates of revenue and EBIT growth rates for our investment properties and hospitality businesses between FY11 and FY15 were 10% and 12% respectively.

Revenue – Investment Properties & Hospitality
(HK$ in million)


CAGR = 10%
1,600
1,400
1,200
1,000
800
600
400
200
0
1,038
1,168
1,260
1,344
1,499
FY11
FY12
FY13
FY14
FY15

EBIT – Investment Properties & Hospitality
(HK$ in million)


CAGR = 12%
800
700
600
500
400
300
200
100
0
494
575
654
683
764
FY11
FY12
FY13
FY14
FY15

Investment Properties

Revenues for the Group's property letting, agency and management operations amounted to HK$1,015 million during the year under review. This figure represented a year-on-year increase of 14% while year-on-year EBIT for these operations increased by 14% to HK$632 million. The five-year compound annual growth rate of revenue and EBIT for our investment properties between FY11 and FY15 were 12% and 12% respectively.

The Group continues to achieve sustainable growth and strengthen its branding by actively managing its properties and maintaining the focus on service and quality. It persists in optimising the office and retail tenant mix so as to optimise rental performance and maintain high occupancy rates. In addition, in order to face the challenges brought by the continuous rise in labour cost in the market, the Group will endeavour to formulate and implement cost control measures to strengthen our competitiveness.

Occupancy rates for our investment properties remained strong during the year under review alongside with average rental rates increased.

Occupancy and Rental Rates of Investment Properties

	Average Occupancy Rate			Change in Average Rental Rate
	FY14	**FY15**	YoY	
Hopewell Centre	96%	**95%**	–1%	+10%
KITEC Office	96%	**96%**	–	+23%
KITEC E-Max	85%[N1]	**88%**	+3%	+32%
Panda Place	97%	**95%**	–2%	+6%
QRE Plaza	94%	**91%**[N2]	–3%	+11%
GardenEast (apartments)	95%	**94%**	–1%	+7%

N1: The occupancy rate for FY14 was lower due to the closure of certain portions of our E-Max retail space for refurbishment which started in April 2013

N2: 100% as at 30 June 2015

Office Actual and Target Rental Rates

	Growth Target												Average Spot Rent (HK$/sq.ft.)		
	Rental Income[N1] (HK$'m)							Average Passing Rent (HK$/sq.ft.)							
	Actual			Target (not less than)				Actual			Target (not less than)		Actual		
	FY14	**FY15**	yoy	**FY16**	yoy	**FY17**	yoy	FY14	**FY15**	yoy	**FY16**	yoy	FY14	**FY15**	yoy
Office															
Hopewell Centre	236	**264**[N2]	+12%	**270**	+2%[N3]	**285**	+6%	37.7	**41.1**	+9%	**43.5**	+6%	46.5	**48.1**	+3%
KITEC	89	**125**	+40%	**140**	+12%	**150**	+7%	13.0	**16.0**	+23%	**17.5**	+9%	19.0	**19.0**	+0%

Exceeded target

N1: Excludes tenancies for the Group's own use

N2: Includes a one-off rental adjustment of approximately HK$8 million generated from a tenant after its contract renewal

N3: Target FY16 rental income growth would be 5% year-on-year if excluding the HK$8 million one-off rental adjustment in FY15

Hopewell Centre

As the Group's flagship property, Hopewell Centre's overall revenue (excluding tenancies for the Group's own use) during the year under review increased by 9% to HK$420 million despite short-term impacts caused by the reshuffling of the property's tenant mix in the first half of FY15 and rent-free offers during the year under review. Overall average occupancy remained high at 95%.

On the office front, average occupancy rates remained at high level of 95% for FY15. Rental income (excluding tenancies for the Group's own use) recorded a growth of 12% year-on-year to HK$264 million for FY15, which included a one-off rental adjustment of approximately HK$8 million generated from a tenant after its contract renewal and has exceeded target of HK$250 million by 6%. Rental income targets (excluding tenancies for the Group's own use) for FY16 and FY17 are aimed to be not less than HK$270 million and HK$285 million, representing year-on-year increases of 2% and 6% respectively. Excluding the aforementioned one-off rental adjustment of HK$8 million in FY15, target rental income growth for FY16 would be 5% year-on-year. During the year under review, average passing rent increased by 9% to HK$41.1/sq.ft. for FY15 from HK$37.7/sq.ft. for FY14 and average spot rent also rose by 3% to HK$48.1/sq.ft. for FY15 from HK$46.5/sq.ft. for FY14. The Group aims to achieve an average passing rent of not less than HK$43.5/sq.ft. for FY16, which represents a year-on-year increase of 6%.

The main drivers of Hopewell Centre's increased rental income were the continuous enhancement of its facilities and services, plus the refining of its tenant mix. In addition to benefiting from the Hong Kong office market's decentralisation trend, the Group has implemented improvement plans and asset enhancement measures to maintain its competitiveness and to raise rental rates.

Hopewell Centre Office
Average Spot and Average Effective Rent* (FY09–FY15)

(HK$/sq.ft.)


55
50
45
40
35
30
25
20
15
Average Spot Rent
Average Passing Rent
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15

* Average effective rent is defined as average passing rent whereby the rent-free period had been smoothened out during the lease term

On the retail front, the Group anticipates the growth in upmarket consumption power and has replaced some retail tenants with high quality F&B and lifestyle stores offering diversified dining and shopping experience. A high-end Chinese restaurant, Tang's cuisine at 8/F is targeted to open in the third quarter of 2015. The Grand Buffet, a worldwide gourmet restaurant at 62/F run by the same operator of a three Michelin-starred L'Atelier de Joël Robuchon (a Hong Kong and Macau gourmet F&B group) was opened in January 2015. The revamp of the property's podium façade, which commenced in December 2014, was completed in May 2015. To further enrich the general retail element of "The East", a popular Japanese lifestyle brand, MUJI, is introduced to the retail portion of Hopewell Centre and opened in June 2015. Additionally, 12,000 sq.ft. duplex showroom of INFINITI, one of Japan's premium auto brands, was refurbished and grand opened in June 2015. The Hopewell Centre's upgraded façade design and retail mix will further elevate its image and increase its attractiveness to shoppers visiting Queen's Road East.

QRE Plaza

Marketing and promotional activities have succeeded in attracting increased traffic and renowned retailers such as the MINI car showroom to "The East". During the year under review, QRE Plaza's overall revenue rose by 7% compared to the previous financial year. As at 30 June 2015, QRE Plaza is fully letted.

Wu Chung House (Retail shops)

The Group also owns several retail outlets with a total GFA of 17,670 sq.ft. at Wu Chung House. These properties all form part of "The East" and are fully let to a number of well-known retailers. With the opening of Hong Kong's only Rolls-Royce car showroom here followed by McLaren's launch of its first Asia showroom, "The East" 's car showroom cluster is expanded measurably. As a result of a tenant reshuffle on the property's 2/F, overall revenues experienced a year-on-year increase of 31%.

GardenEast

GardenEast recorded a 4% year-on-year growth in its overall revenue. Through the Group's constant effort in reviewing and fine-tuning pricing strategy, average occupancy rate for serviced apartments remained high at 94% during FY15 while average rental rates grew by 7% when compared to last year.

KITEC

KITEC's aggregate overall revenue (including office, retail, C&E, The Metroplex, air conditioning and management fees and F&B business, but excluding tenancies for the Group's own use) increased 26% year-on year to HK$506 million for FY15, exceeded target by 5%.

Office

In its 2015 Policy Address, the Hong Kong Government will continue to take forward the "Kai Tak Fantasy", a recreational landmark on the site of the former airport runway at the Kai Tak Development Area. Further developments included the June 2013 opening of the first berth of the Kai Tak Cruise Terminal. The Government's Policy Address also stated that Kowloon East (including Kai Tak) will be developed into another CBD. This will create a cluster effect that is sure to boost traffic flows into the district and therefore further increase demand for KITEC's top quality services and offerings.

The Group remains determined to pursue a flexible marketing strategy and carry out improvement works by providing quality working environment for office tenants and also striving to attract the overspill resulting from the continuous trend of decentralisation of Hong Kong offices. By monitoring and actively forecasting such trends, KITEC has recorded strong rental increases and is now well-positioned to benefit from expected strong rental growths resulting from redevelopment and revitalisation of Kowloon East.

On the office front, rental income (excluding tenancies for the Group's own use) for FY15 increased 40% to HK$125 million and has exceeded target of HK$120 million by 4%. Average passing rent increased 23% to HK$16.0/sq.ft. The Group aims to achieve an average passing rent of not less than HK$17.5/sq.ft. during FY16, which represents a 9% increase year-on-year. During the year under review, average spot rent remained at HK$19.0/sq.ft. and average occupancy rates remained at high level of 96%.

The conversion of the 6/F of E-Max to office units and conference facilities was completed in March 2015. After the conversion, the GFA of KITEC's office and retail portions is now approximately 750,000 sq.ft. and 760,000 sq.ft. respectively. Part of the converted office areas is leased by the Hospital Authority, which has taken up around 117,000 sq.ft. in four phases since September 2014 at a rental rate of approximately HK$20/sq.ft. The lease of all phases commenced in June 2015. Combined with the Labour Department's GFA of 49,000 sq.ft. and the Registration and Electoral Office's GFA of 90,000 sq.ft., this makes the Government a key KITEC anchor tenant with approximately 256,000 sq.ft. of space, representing 34% of KITEC office's total GFA. Given such a large take up of office units, our rental income targets for KITEC offices (excluding tenancies for the Group's own use) is aimed to be not less than HK$140 million and HK$150 million during FY16 and FY17 — respective year-on-year increases of 12% and 7%.

KITEC Office
Average Spot and Average Effective Rent* (FY09 – FY15)


(HK$/sq.ft.)
24
22
20
18
16
14
12
10
8
6
Average Spot Rent
Average Effective Rent
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15

* Average effective rent is defined as average passing rent whereby the rent-free period had been smoothened out during the lease term

E-Max

E-Max is an entertainment-driven shopping arcade that includes a live house, The Metroplex, and Star Hall. In light of The Metroplex and the Music Zone@E-Max, the tenant mix on G/F and 2/F will be refined to renowned brands and general retails to stimulate the retail traffic and enable E-Max to achieve higher rental rates.

Foreseeing a high traffic flow and purchasing power in the area, the Group has succeeded in attracting 759 Store and infusing F&B shops near the cinema to satisfy the taste buds of moviegoers and shoppers.

To facilitate take up of the property's 6/F by the Hospital Authority, the furniture and design shops there have now been relocated to the fourth and the fifth floors and rental rates more than tripled. In November 2014, a new E-Max Home concept spanning the facility's fourth and fifth floors was launched. The refined tenant mix now tempts shoppers with lifestyle, household furniture, kitchen and home design ideas. The relocation of furniture and design shops from the sixth floor to the fourth and the fifth floors successfully provided strong reversion in rental rate. The rental rate was more than tripled.

In December 2014, the Group signed a tenancy agreement with a leading Australian fitness specialist, BOUNCE who opened their first gymnasium in Asia Pacific here in July 2015. The full of fun gymnasium will occupy the former swimming pool area at rental rate more than triple of the previous one. This colourful gymnasium with interconnected trampolines will target kids, teenagers and young adults and will draw family visitors and increase revenue.

The Group has launched an asset enhancement initiative to further refine the tenant mix on E-Max's G/F and 2/F. Our ultimate aim is to attract more renowned brands and general retailers and so further boost traffic and result in positive rental reversion.

Conventions, Exhibitions and Entertainment

KITEC venues have been continuously establishing a brand image as a preferred choice for hosting concerts, exhibitions, meetings and conferences, banquets and also sports events in Hong Kong. Over 170 events including concerts, exhibitions, sports, live broadcasts and musicals were held at the venues during the year under review.

Star Hall continues to attract quality entertainment events including concerts, musicals, award presentations and different kinds of stage performances. 34 shows were staged at the venue for FY15, which included a very first 4K live broadcasting of World Cup match in Hong Kong, performances of international artistes such as British singer Ellie Goulding, American vocal group Backstreet Boys, Korean musician Yiruma, Korean pop stars So Ji-sub, Lee Hong-gi, Gary Kang, Japanese pop band w-inds, and also Chinese entertainment award Huading Award.

KITEC's convention, exhibition and entertainment business revenue kept growing steadily during the year. Revenue for FY15 rose by 7% to HK$59 million. This was driven by our market positioning and continuous effort to foster long-term relationship with customers through provision of quality services and regular venue upgrades. Refurbishment of Rotunda 2 was completed in June 2014, which boosted its convention, exhibition and banqueting business. Another major renovation at the Auditorium in KITEC will commence later this year. A new wedding venue will be opened in summer of 2016, which will help to sharpen the competitive edge of its venues in Kowloon East.

The Metroplex (multi-cinema complex)

The Metroplex, the Group's first cinema, has attracted over half a million audiences since its soft opening in February 2014, leading to a great leap in traffic flow to KITEC benefiting retailing business in E-Max. The increasing popularity of The Metroplex as the perfect venue for gala premiere and celebrity events has also boosted the image of KITEC. 24 gala premieres, which was around 23% of all premieres in Hong Kong, and 8 celebrity events have been held during the year under review.

Metro Select, the label for alternative cinematic entertainment at The Metroplex, continues to strengthen its brand as a key supporter of live broadcast shows, independent films, and the non-mainstream genre of films by both local and international film makers. 14 Metro Select programs were held during the year, including co-organizing Sundance Film Festival — Hong Kong Selects 2014 with Sundance Institute, an internationally acclaimed and largest indie film festival organizer in the United States. The Metroplex also partnered with local film festivals and indie film makers to provide exclusive screenings to audience, as well as supported final year project screening of Hong Kong Baptist University film students.

The Metroplex has also actively supported the community through organizing various types of CSR events such as 18 charity screenings for almost 10,000 audience, benefiting charitable organizations included Orbis, Christian Zheng Sheng College, AIDS Concern, The Hong Kong Federation of Youth Groups, The Hong Kong Society for the Blind etc. The Metroplex has also partnered with Keenable Creation Group through engaging their disabled artists to design recycled bins for the cinema.

Panda Place

Located in the heart of Tsuen Wan, Panda Place is a 229,000 sq.ft., shopping mall. Recent renovation and refined tenant mix have enhanced its image. The mall now entices both locals and tourists with a superb and convenient shopping experience.

Rental income at Panda Place grew mildly by 4% year-on-year to HK$55 million during the year under review. The growth was mainly due to the reshuffling of tenant mix. The re-layout of the 2/F from a Chinese restaurant into an Asian epicurean hub, which has doubled the second floor's rental rate, was completed in the first quarter of 2015. The average occupancy rate was 98% as at 30 June 2015.

Hospitality

Panda Hotel

During the year under review, the anti-parallel trading and the appreciation in Hong Kong dollar posed challenges for Panda Hotel and the tourism industry in Hong Kong.

Average room occupancy maintained at a high level of 94% while average room rate dropped 6% year-on-year, resulting in room revenue falling 2% to HK$230 million. This was mainly due to slower growth in tourist arrivals as a result of the appreciation in Hong Kong dollar, anti-parallel trading from March 2015 onwards and Occupy Central. Such drop in average room rate and room revenue was in line with the market and if the trend of strong US dollar and Hong Kong Dollar continues, it may pose negative impact on the hotel room business going forward.

Despite room revenue fell, total revenue for the hotel increased 3% year-on-year to HK$334 million. This was mainly because the decrease in room revenue was offset by the improvement in Food & Beverage business during the year under review. Food & Beverage revenue increased 16% to HK$105 million, given the growth in tailor-made catering packages for annual corporate events and wedding banquets.

Panda Hotel will continue to diversify its customer mix to include other markets, such as Cambodia, Laos, Russia and India. It will also expand its partner network in order to enlarge its travel agent base and further strengthen its MICE business so as to capture more sustained revenue sources, increase average room rates and visitors' length of stay. Various marketing programmes are being deployed to sustain the business volume.

Furthermore, Panda Hotel will continue the refurbishment and renovation program for guestrooms and introduce an additional catering venue on M3. This new venue will be capable of accommodating up to 22 tables or 450 people for banquets, cocktails or meetings. It is targeted to open in mid-September 2015 and will further strengthen the hotel's competitiveness and its ability to capture growth once the market rebounds.

As of 30 June 2015, the market value of hotel amounted to HK$3,326 million (equivalent to approximately HK$3.7 million per room) as estimated by DTZ Debenham Tie Leung Limited ("DTZ"). According to the general market practice, the asset value of hotel is stated at cost less accumulated depreciation in the Group's balance sheet. As of 30 June 2015, the book value of Panda Hotel amounted to HK$347 million (equivalent to approximately HK$0.4 million per room), which implies a hidden value of approximately HK$3 billion compared to its market value.

Restaurant & Catering Services

KITEC F&B business achieved revenue of HK$142 million which was 18% higher than the last financial year of HK$120 million.

The healthy growth is mainly attributable to continuous increase in its banqueting business, which successfully offered a flexible pricing strategy, special tailor-made corporate banquet packages, and its commitment to quality and services. Persistent efforts have been made to add values to its F&B business by market positioning and branding, enhancing food varieties and fine-tuning menu, and with intensive staff services training, facilities and equipment upgrades, all served to boost customer satisfaction and increase profit margins. In addition, measures have been taken in recent years to control the impact of rising food and beverage costs while maintaining the food quality.

B. Sales

Hopewell New Town

Project Description	
Location	Huadu, Guangzhou, the PRC
Total site area	Approximately 610,200 sq.m.
Total plot ratio GFA	Approximately 1.11 million sq.m.
Basement car park GFA	Approximately 0.45 million sq.m.
Nature of development	A multi-phase composite development consisting of apartments, townhouses, commercial areas and recreational facilities
Status	Partly developed and partly under construction

Hopewell New Town is a multi-phase composite development consisting of apartments, townhouses, commercial areas and recreational facilities. It is strategically located approximately three kilometres from Baiyun International Airport in Guangzhou and close to the highway connecting the airport with Guangzhou city centre. Approximately 389,600 sq.m. of the development (consisting of 161 townhouses and 2,946 apartments) were sold and booked up to 30 June 2015.

296 units or 33,900 sq.m. of apartments and 1 unit or 300 sq.m. of townhouses were sold in FY15 and subsequently up to 16 August 2015. Total sales generated was RMB337 million, with an average selling price for apartments of around RMB9,800 per sq.m., 6% higher than that of apartments sold in FY14. The Group expects demand for housing in the area will continue to support sales of the residential units at Hopewell New Town, and will further strengthen marketing for the sales in FY16.

As for booking of the units sold, 252 units or 29,600 sq.m. of apartments and 3 units or 900 sq.m. of townhouses were booked in FY15 and generated revenue of RMB308 million as targeted, representing a 51% year-on-year fall. The lower booking compared to FY14 is mainly due to the high base in previous financial year and the tightening of home purchase restriction in Guangzhou district. The target total revenue for FY16 and FY17 is RMB850 million, with a total floor area of around 85,000 sq.m.

The Group is currently studying various options for the development of a commercial strip with a permissible GFA of 150,000 sq.m. at Hopewell New Town.

Revenue and Average Selling Price ("ASP") Booked


Revenue (RMB'm)
Townhouse ASP
ASP (RMB/sq.m.)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
20,400
20,900
N1
21,400
Apartment ASP
7,700
8,500
5,300
6,100
7,700
8,200
9,200
9,700
321
355
507
390
631
308
FY10
FY11
FY12
FY13
FY14
FY15

	FY10	FY11	FY12	FY13	FY14	FY15
GFA booked (sq.m.)						
Apartment	41,000	56,000	24,500	41,000	67,600	29,600
Townhouse	13,000	1,000	13,800	1,700	–	900
Units booked						
Apartment	366	574	306	333	695	252
Townhouse	43	4	48	6	–	3

N1: No sales of townhouse booked in FY14

Broadwood Twelve

Project Description	
Location	12 Broadwood Road, Happy Valley, Hong Kong
Total GFA	113,900 sq.ft.
Nature of project	Residential
Number of units	76 (including two penthouses)
Facilities	Fully equipped clubhouse, spacious landscaped gardens and car parks
Investment cost	Around HK$700 million
Status	Completed

Broadwood Twelve is the Group's residential development on Broadwood Road. The top-quality finishes of its units and the stunning views they enjoy of the racecourse and Victoria Harbour have positioned them as attractive luxury residences.

Sales of Broadwood Twelve residential units commenced in June 2010. As of 16 August 2015, 59 units or 78% of its 76 units had been sold, generating total sales proceeds (including sale of car-parking spaces) of around HK$2,739 million. Most of the buyers were end-users. The average price of the units sold was around HK$34,100 per sq.ft. based on saleable area. The estimated total value of the 17 unsold units, as at 30 June 2015, was around HK$634 million. The Group has uploaded the sales brochure of these unsold units on the website and it is ready to re-launch sales.

There has been increasing number of luxury deals and the demand for luxury residential properties remains strong. The Hong Kong luxury residential market is well supported by limited new supply, especially in prime locations and traditional luxury districts. The Group is confident about the prospects for the Hong Kong luxury residential property market.

Broadwood Twelve's high-end residential units have also attracted leasing offers from large and well-known corporations, as well as individual professionals. To maximise the Group's income, 5 unsold units were being leased at an average monthly rental rate of about HK$66 per sq.ft. of saleable floor area as of 16 August 2015. These units will still be available for sale.

C. Properties Under/For Development



Legend:
Existing Property
Under Development
Under Planning
Hennessy Road
MTR Wan Chai Station
Total GFA : approx. 2.3 million ft²
(Excluding 200 Queen's Road East)
Existing Properties : approx. 1.0 million ft²
Properties Under Development / Planning: approx. 1.3 million ft²
(Excluding 200 Queen's Road East)
Pedestrian Subway Connection from 200 Queen's Road East to MTR Station
Southorn Playground
Johnston Road
About 10-Minute Walk to Hong Kong Convention and Exhibition Centre
Hill Side Terrace Cluster
(Incl. 1-3 HST*, 1A HST, NKT*, MKT*, Schooner Street Site)
Queen's Road East
200 Queen's Road East
(50:50 joint venture with Sino Land)
(Phase 2)
(Phase 1)
Nos. 155-167 Queen's Road East
QRE Plaza
GardenEast
Hopewell Centre II
Proposed QRE Pedestrian Subway
Footbridge
Hopewell Centre
Kennedy Road
Wu Chung House (retail)
Property Portfolio in Wan Chai
Remarks : Boundary Line for Indicative only
*HST / NKT / MKT Represent Hill Side Terrace / Nam Koo Terrace / Miu Kang Terrace Respectively

Construction Timeline for Projects*

CY	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	>>>
Hong Kong (Total GFA approx. 2M sq.ft.)											
200 Queen's Road East (HHL 50%)	construction (completion 2015)										
Hopewell Centre II (HHL 100%)				**construction**						Operation (planned start: 2019)	
155–167 Queen's Road East (HHL 100%)						Planned to complete demolition in 3Q2015					
Hill Side Terrace Cluster^ (HHL 100%)							Will submit a development plan in FY16				

* Present planning, subject to change

^ Includes 1–3 Hill Side Terrace, 1A Hill Side Terrace, Nam Koo Terrace, Miu Kang Terrace and Schooner Street Site

Properties Under Development Upcoming Milestones

	FY15 (Actual)	FY16	FY17
200 Queen's Road East (HHL's Share)			
— Residential sales revenue	**Phase 1 HK$705m** (101,000 sq.ft.)	**Phase 2 HK$3,897m**[N1] (504,000 sq.ft.)	
— Retail portion	**Completion gain HK$120m**		
Hopewell New Town — Residential sales revenue	**RMB308m**	**Target RMB850m** (85,000 sq.m.)	
155–167 Queen's Road East	**Development plan approved** (redevelopment gain HK$300m; plot ratio 15x)	**Development plan under study**	**Finalise building plan** (up to plot ratio 18x)
Hill Side Terrace Cluster		**Submit development plan**	

N1: Based on contracted sales up to 16 Aug 2015

200 Queen's Road East

Project Description	
Location	Wan Chai, Hong Kong
Project Nature	URA Project
JV partner	Sino Land Company Limited
Nature of Development	Residential, Commercial and Government, Institution or Community
Total investment	Around HK$9.8 billion (HHL's share: HK$4.9 billion)
Total site area	Around 88,500 sq.ft.
Total GFA	Around 835,000 sq.ft.
Residential GFA and no. of units	Around 731,000 sq.ft., 1,275 units in total Phase 1: 179 units (saleable area 103,000 sq.ft.) Phase 2: 1,096 units (saleable area 554,000 sq.ft.)
Retail GFA	Around 87,700 sq.ft.
Area to be handed over to the URA	Around 18,000 sq.ft.
Revenue sharing with the URA	• Residential sales proceeds in excess of HK$6.2 billion will be shared equally between the URA and the joint venture • Net rental income and sales proceeds from the commercial portion of this property will be split 40:60 between the URA and the joint venture

The 200 Queen's Road East is a URA redevelopment project with residential, commercial and government, institutional or community elements. The Group and Sino Land Company Limited ("Sino") formed the 50:50 joint venture ("JV") that won the tender for this project in June 2009. The JV creates synergy by combining the Group's long-term presence and experience in Wan Chai with Sino's strong track record in residential development and extensive experience of URA projects.

Full of historical significance, Lee Tung Street and McGregor Street area is regarded as an iconic local landmark. Our project here will highlight the area's unique and distinctive characteristics by incorporating redevelopment, heritage conservation, revitalisation and green elements. The cluster of three historic buildings on Queen's Road East that forms part of the project will be revitalised. The project will promote the continuous growth of Wan Chai District for the benefit of the community and future generations, which is in line with the Group's sustainability strategy.

In addition to revitalising Wan Chai, this project will provide a convenient pedestrian link between Kennedy Road's residential neighbourhood in Mid-Levels and the Wan Chai North commercial area. As the hub of this connection, the development's complex will create a direct and unique connection between Wan Chai MTR Station and "The East". Its sophisticated network of pedestrian walkways will also enable the proposed Wan Chai Pedestrian Walkway to unite various parts of the district.

Known as "The Avenue", the residential portion of this project consists of four towers with 1,275 residential units of a wide range of sizes and layouts. Its retail portion will be a tree-lined pedestrian walkway equipped with lifestyle and wedding-related shops and dining options that will perfectly complement their beautiful streetscape surroundings. The project's new identity will harmoniously combine the themes of "Heritage and Modernity" and "East and West". The retail portion of the project has so far received very positive responses from potential tenants and is targeted for grand opening in the first quarter of 2016. Connecting Wan Chai MTR station and the retail portion of the project, Johnston Tunnel commenced construction in the second quarter of 2014 and it is targeted for completion in 2017. An additional QRE Tunnel connecting the retail portion of the project and Hopewell Centre is now under planning. With a retail GFA of 87,700 sq.ft., it will further enlarge the Group's rental property portfolio and is expected to boost synergy among existing properties such as Hopewell Centre, QRE Plaza and GardenEast. With the eventual completion of Hopewell Centre II, the resultant cluster will be one of Wan Chai's largest retail hubs.

Progress	2014	2015	2016	2017	2018 and Beyond
200 QRE's retail portion	2014–3Q2015: Negotiation with potential tenants				
		3Q–4Q 2015: Tenants move in and shop decoration			
			1Q2016: Grand opening		
Johnston Tunnel (200 QRE's retail portion → MTR)	2Q2014: Approved by Government and under construction. Planned to complete construction in 2017				
Queen's Road East Tunnel (200 QRE's retail portion → Hopewell Centre)	Under planning				

Work on the project's superstructure and fitting out is of final stage. Phase 1 started being handed over to buyers in December 2014. Phase 2 obtained its occupation permit in April 2015 and will start to handover in the fourth quarter of 2015. Pre-sales of units received an enthusiastic response when they began in November 2013. As at 16 August 2015, 1,226 units or 605,000 sq.ft. representing 96% of total number of units had been sold. This has generated around HK$13.06 billion of total sales at JV level before deduction of URA's share.

200 Queen's Road East — The Avenue Residential Sales (sales figure as of 16 August 2015)

Based on saleable area	Phase 2 (Site A)	Phase 1 (Site B)	Total
Total units	1,096 (554,000 sq.ft.)	179 (103,000 sq.ft.)	1,275 (657,000 sq.ft.)
Units sold	1,048 (504,000 sq.ft.)	178 (101,000 sq.ft.)	1,226 (605,000 sq.ft.)
• As % of total units	96%	99%	96%
• Average selling price (sold units)	HK$21,900/sq.ft.	HK$19,900/sq.ft.	

Revenue shared from sales of The Avenue Phase 1 (Site B) residential units amounted to HK$705 million, representing 178 units or 101,000 sq.ft. together with a HK$120 million fair value gain of retail portion have been booked during the year under review, while revenue generated from sales of the Avenue Phase 2 (Site A) residential units (3 towers) is scheduled to be booked in FY16. As at 30 June 2015, the Group had received net proceeds of around HK$1.7 billion. The average selling price of units sold was around HK$21,600 per sq.ft. of saleable area. In addition, the estimated valuation of 49 unsold units covering approximately 52,000 sq.ft. was around HK$35,000 per sq.ft.

Revenue Booking^ (HHL's Share after URA sharing)

	FY15	FY16
Residential sales revenue		
Phase 1	HK$705m (101,000 sq.ft.)	n/a
Phase 2	n/a	HK$3,897m (504,000 sq.ft.)
Completion gain (retail)	HK$120m	n/a

^ Based on contracted sales up to 16 August 2015

Total investment cost is around HK$9.8 billion in the project (excluding finance costs, agency fees and marketing expenses). Up to 30 June 2015, the Group had injected approximately HK$2.4 billion of its own funds into the project, of which around HK$1.7 billion was repaid by the JV. At JV level, all sales proceeds generated from units already sold are sufficient to fund outstanding construction and other related costs and also to repay the project's bank loan. The Group will therefore not need to inject further funds into the project.

Hopewell Centre II

Project Description	
Location	Wan Chai, Hong Kong
Total GFA	Around 101,600 sq.m.
Nature of development	Primarily a conference hotel with approximately 1,024 guest rooms (hotel area of around 70,500 sq.m.), a retail area of around 27,700 sq.m. and an office area of 3,400 sq.m. (subject to S16 application)
Height/No. of storeys	210 mPD/55 storeys
Estimated total investment	Around HK$9 -10 billion (including land premium of HK$3,726 million and an estimated investment cost for a road improvement scheme and parks)
Status	Site formation work in progress

A Land Grant execution involving a land premium payment of HK$3,726 million was completed on 24 October 2012. Site formation work is in progress, with tower cranes and hoarding erection already completed. Site formation works and podium structural frameworks are targeted for completion in second half of 2016 and first half of 2017 respectively. According to the current plans, construction of the hotel will be completed in 2018 and the estimated total investment cost (including land premiums) will be roughly HK$9 to 10 billion. This will be financed by the Group's internal resources and/or external bank borrowings. Upon completion, Hopewell Centre II is expected to be one of largest hotels in Hong Kong with comprehensive conference facilities.

In response to the calling for better connectivity and environmental protection by Wan Chai residents and the increasing demands for world-class meeting, conference and convention facilities in Hong Kong as a metropolis of the world, the Group has submitted an application to refine and enhance the development scheme approved in 2009 to the Town Planning Board in November 2014. Under the current planning, the construction progress will not be affected.

Hopewell Centre II, Wan Chai — Construction Timeline and Capex Plan[N1]

Major Construction Works

Financial Year	FY13	FY14	FY15	FY16	FY17	FY18	FY19
Stage 1 Site preparation works	commenced end-2012 →						
Stage 2 Site formation & foundation works[N2]		→	→	→			
Stage 3 Prodium structural framework					→		
Later Stage Structural framework, finishing and fitting out works, hotel set up						Planned completion in 2018	

Capex Plan

Financial Year	up to 30 June 2015	FY16	FY17	FY 18 and Beyond
Amount (HK$'m)	around 4,470[N3]	**490**	**1,290**	2,750

Planned Total Investment: Around $9b–$10b

N1: Present planning, subject to changes
N2: Include construction of retaining walls, soil and rock export
N3: Include land premium $3,726m

As at 30 June 2015, the market value of the hotel portion of this project amounted to HK$4,707 million (equivalent to around HK$4.6 million per room under development) as estimated by DTZ Debenham Tie Leung Limited. In line with accepted market practice, the value of the hotel portion of the project is stated at a cost of around HK$2,315 million (equivalent to around HK$2.3 million per room under development) in the Group's balance sheet. This implies a hidden value of around HK$2.4 billion compared to stated market value.

A road improvement scheme, a green park which will be open to the public and an extensive tree-planting plan will all be implemented within this project. The road improvement scheme will improve the area's traffic flow and enhance pedestrian safety, while the green park will provide a venue for public recreation and enjoyment. A Hopewell Centre II Green Park Committee has been formed to strive for a better design of the green park.

As a key element of our Wan Chai Pedestrian Walkway proposal, this project will also provide a convenient pedestrian connection between the Kennedy Road residential area in Mid-Levels, Wan Chai MTR Station and Wan Chai North via Hopewell Centre and the 200 Queen's Road East Project. In helping to seamlessly integrate major areas of Wan Chai district, it will also provide access to the Group's properties under "The East" brand. Synergising with our current Wan Chai property portfolio, it will also further enhance our recurrent income base.

Hill Side Terrace Cluster Development

Land Lots Owned by the Group	Acquisition Date	Site Area (sq.m.)
1–3 Hill Side Terrace	1981	516
1A Hill Side Terrace	1988	585
Nam Koo Terrace	1988	685
Miu Kang Terrace	2014*	342
Schooner Street Site	2014	270
	Total	*2,398*

* Acquisition date of the last unit

Hill Side Terrace Cluster includes 1–3 Hill Side Terrace, 1A Hill Side Terrace, Nam Koo Terrace, Miu Kang Terrace and Schooner Street Site. As at 30 June 2015, the total book costs of these properties is around HK$600 million.

In order to realise the redevelopment potential of Hill Side Terrace Cluster and to preserve Nam Koo Terrace, the Group proposed that the Grade I historical building at Nam Koo Terrace will be restored and preserved, and a residential building with open space provision will be developed.

The Group will submit a development plan to the Town Planning Board in FY16. A NKT Preservation Committee is expected to be formed in 2016 to carry out detailed study of the preservation of Nam Koo Terrace.

155–167 Queen's Road East

	155–167 Queen's Road East
Site area (sq.ft.)	5,000
Existing GFA (sq.ft.)	29,490
Development GFA (sq.ft.)	75,000
Existing use	Commercial & Residential

A planning application to build a commercial property on 155–167 Queen's Road East site was approved by the Town Planning Board. Demolition work is underway and is planned to be completed in the third quarter of 2015. Construction works will commence soon afterwards. Under current planning, the scale of the proposed development will be similar to that of QRE Plaza.

As at 30 June 2015, the market value of 155–167 Queen's Road East amounted to HK$756 million or around $10,000 per sq.ft. as estimated by DTZ Debenham Tie Leung Limited. Compared with the average acquisition cost of HK$456 million or around HK$6,000 per sq.ft., a redevelopment gain of HK$300 million was realized and booked in FY15.

155–167 Queen's Road East, Wan Chai — Redevelopment Gain



HK$'m
900
800
700
600
500
400
300
200
100
0
Redevelopment
Gain
$300M*
$756M
$456M
Acquisition Cost
~$6,000/sq.ft
(redevelopment
GFA 75,000 sq.ft.)
Fair Value
~$10,000/sq.ft
(redevelopment
GFA 75,000 sq.ft.)
Land at
Acquisition Cost
Land at Fair Value
As of 30 June 2015

* Initial fair value gain arising from the commencement of redevelopment of 155–167 Queen's Road East

Development in Wan Chai

Based on HHL's existing investment properties and total attributable GFA of approximately 1.0 million sq.ft., plus around 1.3 million sq.ft. properties under development or planning, the total attributable GFA of the HHL's investment properties in Wan Chai will amount to approximately 2.3 million sq.ft. This figure will include office, retail, residential and hotel space.

In increasing its exposure in Wan Chai, the Group aims to capture additional growth opportunities. Given that both 155–167 Queen's Road East and Hill Side Terrace Cluster are in close proximity to key properties in the Group's Wan Chai property portfolio, it will create tremendous synergy. Hopewell Centre II's retail space and 200 Queen's Road East's retail portion will also add to the Group's existing retail space to create one of Wan Chai's largest retail clusters in future. The ongoing redevelopment in the district is expected to bring significant changes to Wan Chai. The Group will continue to look for opportunities to increase land reserves in locations synergizing with its existing properties and development in Wan Chai.

Liede Integrated Commercial (Operating Lease) Project

Pursuant to an agreement entered into by one of our subsidiaries and the development's landlord, Guangzhou Liede Economic Company Limited, the Group's subsidiary will be responsible for fitting out and equipping this commercial complex development. After its completion, the premises will then be leased to the Group's subsidiary under an operating lease arrangement.

2. Infrastructure

A. Hopewell Highway Infrastructure Limited ("HHI")

Business Performance

During the year under review, the aggregate average daily traffic on the GS Superhighway and the Western Delta Route rose 4% to 593,000 vehicles while the aggregate average daily toll revenue maintained at the same level as FY14 at RMB11.2 million. The combined toll revenue of the HHI Group's four projects amounted to RMB4,080 million.

One year after the full opening of the Coastal Expressway, the average daily toll revenue of the GS Superhighway rebounded by 2% year-on-year in the second half of FY15, compared to a 6% fall in the first half of FY15, resulting in a 3% mild drop to RMB8.5 million during the year under review. It indicates that the diversion impact from the Coastal Expressway has fully been realised. Its average daily traffic increased by 2% to 455,000 vehicles and the traffic of Class 1 vehicles continued to grow and reached a historical high level.

The average daily traffic and average daily toll revenue of the Western Delta Route continued to grow steadily by 10% and 9% to 138,000 vehicles and RMB2.7 million respectively. Both Phase I West and Phase II West maintained steady growth. The average daily traffic and average daily toll revenue of Phase I West grew by 10% and 5%, amounted to 53,000 vehicles and RMB525,000 respectively. The average daily traffic and average daily toll revenue of Phase II West were 109,000 vehicles and RMB1,651,000, representing a growth of 10% and 6% respectively. Phase III West's traffic and toll revenue continued to ramp up robustly. Its average daily traffic and average daily toll revenue grew by 25% and 24% to 25,000 vehicles and RMB540,000 respectively.

The HHI Group's shared aggregate net toll revenue increased slightly from RMB1,916 million to RMB1,919 million during the year under review, with the GS Superhighway and the Western Delta Route contributing 75% and 25% respectively (FY14: 77% and 23% respectively). Benefiting from the stable economic environment and continuous growth of Guangdong's registered car population, the HHI Group targets the aggregate net toll revenue of FY16 to reach the historical high of RMB2,026 million recorded in FY07.

Aggregate Net Toll Revenue of the GS Superhighway and the Western Delta Route* (HHI's share)


(RMB million)
(Historical high)
(Target)
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,613
1,801
2,026
1,601
1,593
1,706
Ph II West opened Jun 10
1,934
1,949
Tariff Cut since 1.6.12
1,803
Holiday Toll-free since Sep/Oct 12
1,916
Ph III West opened Jan 13
Coastal Expressway fully opened 28.12.13
1,919
2,026
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16

* After business tax

Financial Year	2014	**2015**	% Change
GS Superhighway (at JV company level)			
Average Daily Toll Revenue (RMB'000)	8,682	**8,462**	–3%
Average Daily Traffic (No. of vehicles '000)	444	**455**	+2%
Average Daily Full-Length Equivalent Traffic (No. of vehicles '000)	90	**88**	–2%
Western Delta Route (at JV company level)			
Average Daily Toll Revenue (RMB'000)	2,492	**2,715**	+9%
Average Daily Traffic (No. of vehicles '000)	126#	**138#**	+10%
Average Daily Full-Length Equivalent Traffic (No. of vehicles '000)	32	**36**	+12%
Phase I West (at JV company level)			
Average Daily Toll Revenue (RMB'000)	499	**525**	+5%
Average Daily Traffic (No. of vehicles '000)	49	**53**	+10%
Average Daily Full-Length Equivalent Traffic (No. of vehicles '000)	41	**45**	+9%
Phase II West (at JV company level)			
Average Daily Toll Revenue (RMB'000)	1,559	**1,651**	+6%
Average Daily Traffic (No. of vehicles '000)	100	**109**	+10%
Average Daily Full-Length Equivalent Traffic (No. of vehicles '000)	43	**47**	+9%
Phase III West (at JV company level)			
Average Daily Toll Revenue (RMB'000)	434	**540**	+24%
Average Daily Traffic (No. of vehicles '000)	20	**25**	+25%
Average Daily Full-Length Equivalent Traffic (No. of vehicles '000)	15	**19**	+27%

Western Delta Route's traffic figure was smaller than the sum of Phases I, II and III West as each vehicle which travelled across different phases was counted as one vehicle under the traffic of the Western Delta Route.

Economic Environment

China's economy has entered into an era of the New Normal. The national GDP of China and Guangdong grew at a more moderate pace of 7% and 7.7% respectively in the first half of 2015. As the core economic region of Guangdong Province, the PRD region's economy posted a strong growth. In the first half of 2015, the GDP of the three main cities namely Guangzhou, Dongguan and Shenzhen, where the GS Superhighway passes through, recorded a 8.1%, 7.4% and 8.4% growth respectively; while the GDP of Foshan, Zhongshan and Zhuhai, where the Western Delta Route passes through, grew by 8%, 8.2% and 9% respectively. The growth of the above six cities (except for Dongguan) outstripped the average of the province and altogether they contributed over 70% to Guangdong's GDP. On the other hand, the registered car population of Guangdong increased by 13% and reached a new record high of 13.3 million vehicles at the end of 2014, in which over 70% was accounted for the aforesaid six cities. The number of vehicles in Guangdong continued to climb as there were approximately 0.8 million vehicles newly registered during the first half of 2015 according to media reports.


Guangdong registered car population
(No. of vehicles in million)
CAGR = 14%
7.8
9.1
10.4
11.8
13.3
14
12
10
8
6
4
2
0
2010
2011
2012
2013
2014

From 2010 to the end of 2014, total length of expressways in Guangdong reached 6,280 km with a compound annual growth rate of 7%. On the other hand, continuous demand for road usage was reflected in a compound annual growth of registered car population at 14% during the same period. The growth in demand for road usage doubled the growth of expressway length. The prosperous economic development and the rising registered car population that generate sustained demand for road traffic will continue to support the growth of the HHI Group's expressways.

The vehicle sales market in China, which showed a modest expansion in 2014, continued to be the world's largest market for the sixth consecutive year. According to the China Association of Automobile Manufacturers, vehicle sales in the PRC in the first half of 2015 was 12 million units at an annual growth rate of 1%, mainly driven by the demand in passenger cars. Given that Class 1 small cars contributed over 50% to the toll revenue of the HHI's expressway projects, the HHI believes that the GS Superhighway and Western Delta Route will continue to benefit from the stable growth of the PRC's passenger car sales.

Toll Revenue Contribution (FY15^)



Class 5
Class 4
Class 3
Class 2
Class 1
100%
80%
60%
40%
20%
0%
12.8%
3.6%
23.3%
2.1%
58.2%
11.3%
2.9%
21.1%
3.0%
61.7%
10.7%
3.0%
20.3%
3.2%
62.7%
11.3%
2.9%
21.6%
2.9%
61.2%
11.7%
2.7%
20.4%
3.0%
62.2%
GS Superhighway
Western Delta Route
Phase I West
Phase II West
Phase III West

^ Data up to 25 June 2015 as change of vehicle classification to national standard became effective since 26 June 2015

Growth Potential of the Western Delta Route

The Western Delta Route is a 97.9-km closed expressway with a total of 6 lanes in dual directions which comprises of Phase I West, Phase II West and Phase III West. It is the most direct and convenient expressway artery in the regional expressway network on the western bank of the PRD region, running from north to south through the most prosperous and populous cities namely Guangzhou, Foshan, Zhongshan and Zhuhai. It offers direct and convenient access to the Hengqin State-level Strategic New Zone, and via its connection with the forthcoming HZM Bridge, to Hong Kong. The healthy economic development of the four main cities on the western bank of the PRD region will create greater demand for transportation along the Western Delta Route.

The Western Delta Route is located at the heart and runs along the central axis of the western bank of the PRD region. It is well connected with the existing Guangzhou Ring Road, Guangzhou Southern Second Ring Road, Zhongshan-Jiangmen Expressway, Western Coastal Expressway and will link up with the forthcoming Guangzhou-Gaoming Expressway, Guangzhou-Zhongshan-Jiangmen Expressway, HZM Bridge, Humen Second Bridge and Shenzhen-Zhongshan Corridor (these infrastructures will be completed by 2015, 2016, 2017, 2018 and 2020 respectively, according to the media reports) to form a comprehensive regional expressway network. Moreover, a new Second Hengqin Bridge that directly links up Zhuhai's Hengqin is expected to open to traffic in late 2015 and will further facilitate the traffic to and fro Hengqin through the Western Delta Route. It is believed that good connectivity will provide continuous and stable traffic flow to the Western Delta Route.

According to the media reports, 60% of construction works of HZM Bridge was completed by the end of April 2015 and the opening date will be postponed one year to late 2017 due to the delayed work progress. Upon its completion, cities on the western bank of the PRD region will fall into a 3-hour commuting radius from Hong Kong. The cross border passenger and freight traffic between the western bank of the PRD region and Hong Kong will be stimulated due to more convenient land transport and shorter travelling time. The travelling time between Hong Kong and Zhuhai will be substantially shortened to approximately 30 minutes via the HZM Bridge in the future instead of spending as long as 4 hours by land or over 1 hour by sea. With reference to the opening of the Hong Kong-Shenzhen Western Corridor in 2007, the number of cross-border licenses for private cars had significantly been increased to utilise the enlarged capacity of the border crossings. It is expected that more private car cross-border licenses will be issued for the new HZM Bridge border crossing shortly after its opening. The HZM Bridge's opening will further foster the region's economic development and integration.


In operation
Under construction
Zhongshan
Phase III West
Zhuhai
Phase IV West
Phase IV West Extension
(Commence operation in late 2015*)
HZM Bridge
Hong Kong
Macau
Second Hengqin Bridge
(Commence operation in late 2015*)
Hengqin
Chimelong Ocean Kingdom

Project	Length	Owner
Phase IV West Extension	~5km	Zhuhai Section of Guangdong Western Coastal Expressway Co., Ltd
Second Hengqin Bridge	~6.8km	Zhuhai Communication Group

* According to media

Hengqin in Zhuhai is the third State-level Strategic New Zone following Shanghai's Pudong District and Tianjin's Binhai area in China. It is also being incorporated as part of the China (Guangdong) Pilot Free Trade Zone which was established in April 2015. Hengqin is being positioned as a new growth hub focusing on the development of business services, tourism, entertainment and technological research. Numerous key development projects, including commercial landmarks, hotels and tourist attractions, will be completed in the coming few years. The total investments of projects under construction within Hengqin New Zone have reached RMB290 billion as of June 2015 as reported by the media. Chimelong International Ocean Tourist Resort, one of the signature projects in Hengqin, is expanding its facilities. In February 2015, Circus Hotel and Penguin Hotel had been completed and opened for business. Together with Hengqin Bay Hotel, the number of guestrooms has been increased to near 5,000. In addition, the construction of phase two of Chimelong International Ocean Tourist Resort had been initiated since January 2015. On the other hand, Macau will also increase leisure facilities notably starting 2015 with the expansion and construction of new gaming resorts and hotels, among which phase two of Galaxy Macau was opened on 27 May 2015 and Studio City is planned to start business in October 2015. These new landmarks will provide fresh experience of entertainment and hospitality in the region propelling a second wave of growth in Macau's tourism. Together with the 24-hour opening of Macau Cotai-Hengqin border crossing for passengers and passenger cars since 18 December 2014, the passenger flow between Hengqin and Macau will be boosted. The Western Delta Route, being the most direct and the shortest expressway from Guangzhou to Hengqin and Macau, will benefit from the increased demand for passenger and freight transportation brought along by the developments of the region.

Full Opening of a Parallel Road

The 89-km Coastal Expressway was fully opened on 28 December 2013. An 18-km stretch of its Guangzhou-Dongguan section being toll-free since its opening had resumed tolling from 1 August 2014. However, one year after the full opening of the Coastal Expressway, the GS Superhighway's average daily toll revenue rebounded by 2% year-on-year in the second half of FY15, compared to a 6% fall in the first half of FY15. The HHI Group believes that the diversion impact from the Coastal Expressway on the GS Superhighway has fully been realised.

GS Superhighway Average Daily Toll Revenue (Monthly)


(RMB thousand)
10,000
9,000
8,000
7,000
6,000
2013 GS Superhighway Average Daily Toll Revenue
2014 GS Superhighway Average Daily Toll Revenue
2015 GS Superhighway Average Daily Toll Revenue

	Jan + Feb (Lunar New Year)	Mar	Apr (Ching Ming Festival)	May (Labour Holiday)	Jun	Jul	Aug	Sep + Oct (National Holiday)	Nov	Dec	Yearly Average	yoy change	
												Jan – Jun	Jul – Dec
2013	8,055	9,228	8,321	8,860	9,023	9,371	9,440	8,717	9,592	9,492	**8,913**		
2014	7,770	8,657	8,276	7,868	8,438	8,857	9,046	8,017 (Guangzhou Northern Ring Road closure)	8,903	8,933	**8,384**	–5%	–6%
2015	7,774	8,867	8,505	8,025	8,775	9,017						+2%	
yoy change	**+0%**	**+2%**	**+3%**	**+2%**	**+4%**	**+2%**							

Based on the average daily toll revenue, the market comprising the GS Superhighway and the Coastal Expressway, grew approximately 11% in FY15. This had been further supported by the solid demand for toll road usage in Guangdong Province.

GS Superhighway + Coastal Expressway: Average Daily Toll Revenue (Monthly)


(RMB thousand)
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Lunar New Year
FY15 GS Superhighway + Coastal Expressway Average Daily Toll Revenue
FY14 GS Superhighway + Coastal Expressway Average Daily Toll Revenue

National integration on Electronic Toll Collection ("ETC") network

Integration to national ETC network

Under the direction of Ministry of Transport, expressways in all provinces in the PRC will form a nationwide inter-connecting ETC network by the end of 2015. Upon completion, the electronic payment cards issued by different provinces can be commonly used in all ETC toll lanes in every expressway within the network in the PRC. On 30 June 2015, Guangdong, Henan, Guizhou and Hubei Provinces were integrated to the national ETC network, following other 14 provinces which had already been integrated in 2014.

Change of vehicle classification to national standard and change of toll-by-weight scheme to total weight basis

In order to integrate to the national ETC network, Department of Communications and Transportation of Guangdong Province and Guangdong Development and Reform Commission jointly announced that the vehicle classification in Guangdong would be changed to national standard, effective from 26 June 2015. Passenger vehicles and trucks have been re-classified according to the number of seats and loading weight in tonnage respectively. Nevertheless, the tariff rate for each class remains unchanged. In addition, the toll-by-weight scheme applied to trucks has been changed to total weight basis.

Passenger Vehicles

Small passenger vehicles with seats equal to or less than 7, which constitutes the majority of customers on the HHI Group's expressways, are not affected and are still being classified as Class 1. Coaches with seats equal to or more than 40 are re-classified as Class 4 but preferentially tolled as Class 3 in order to promote public transportation and stabilise the coach fares. Table 1 below shows the changes in details.

Table 1 : Classification Summary

	Original Guangdong classification parameters for passenger vehicles and trucks			
Class	Number of axles	Number of wheels	Height of vehicles at first axle (metres)	Distance between two axles (metres)
1	2	2–4	<1.3	<3.2
2	2	4	≥1.3	≥3.2
3	2	6	≥1.3	≥3.2
4	3	6–10	≥1.3	≥3.2
5	>3	>10	≥1.3	≥3.2

	National classification parameters		
	Passenger vehicles	Trucks	Tariff Rate*
Class	Number of seats	Loading (tonnes)	RMB per km
1	≤7	≤2	0.6
2	8–19	2–5 (including 5)	0.9
3	20–39	5–10 (including 10)	1.2
4	≥40	10–15 (including 15) and 20ft. container	1.8
5	N/A	>15 and 40ft. container	2.1

* Tariff rate under the national classification standard for trucks will be used only when the weighing equipment is out of order

Trucks

Toll-by-weight scheme was implemented in all expressways in Guangdong since June 2014 and the tariff rate for trucks was based on the original Guangdong classification. While preferential rate was given to the unloaded or lightly-loaded trucks, additional toll was charged to the overloaded trucks based on the ratio of overloaded weights. During the year under review, impact from the toll-by-weight scheme was insignificant and the total traffic and toll revenue of trucks remained at a stable level for both the GS Superhighway and the Western Delta Route.

Together with the vehicle re-classification on 26 June 2015, the toll under the toll-by-weight scheme based on the original Guangdong classification has been replaced with a new method based on the total weight of the truck in tonnage. The underlying principle of the new toll calculation is "user pays" whereby trucks are charged according to their weights, which had already been implemented in most of the other provinces in the PRC few years ago. The basic tariff rate for trucks on expressways with six lanes or above is RMB0.12 per tonne per km. Toll is calculated based on a pre-set formula and actual weight measured by weighing equipment at exit toll lane. In general, heavier trucks will be charged a higher toll than lighter trucks and additional toll will be levied on overloaded trucks as penalty. However, in case weighing equipment at exit toll lane is out of order, as a contingency plan, toll for trucks will be based on the corresponding tariff rates under the national classification standard as shown in Table 1 above.

Despite the above changes, the average daily toll revenue on the GS Superhighway and the Western Delta Route increased by 2% and 5% year-on-year respectively in July 2015, which is in line with the growth rate in the second half of FY15. The impact of the new arrangements on the HHI Group's expressway projects is expected to be neutral going forward.

Toll Road Policies

New vehicle registration policy in Shenzhen

Shenzhen has the highest car ownership figure in Guangdong, with registered car population reaching over 3 million vehicles at the end of 2014, representing 289 vehicles per 1,000 people comparing to only 124 vehicles per 1,000 people in Guangdong. On 29 December 2014, the Shenzhen Government announced that new registration of small- and mini-sized passenger vehicles would be limited to 100,000 units per year. The policy aims to enhance the transportation system of Shenzhen in order to relieve traffic congestion and improve air quality.

Traffic restriction during peak hours in Shenzhen

On 29 December 2014, the Traffic Police Bureau of Shenzhen announced a new traffic restriction on non-Shenzhen registered passenger vehicles. These vehicles are prohibited from travelling within the four downtown districts of Shenzhen, namely Futian, Luohu, Nanshan and Yantian, during peak hours from 07:00 to 09:00 and from 17:30 to 19:30 since 30 December 2014 for five months, except on routes linking the six border crossings. Hence, vehicles travelling along the GS Superhighway to the Huanggang and Futian border crossings will not be affected under this measure. On 20 May 2015, the Traffic Police Bureau of Shenzhen further announced to extend this measure to 31 December 2015.

Regulation on the Administration of Toll Roads (Amendment Proposal)

On 8 May 2013, the Ministry of Transport proposed amendments to the existing Regulation on the Administration of Toll Roads and invited opinions from the public and relevant industries. Recently, on 21 July 2015, the Ministry of Transport announced a new version of amendment and invited opinions from the public again. The major new clauses affecting the toll road companies under operation include (1) the toll collection period can be up to 30 years instead of the prevailing 25 years; (2) the operation period can be extended due to increased investment in traffic capacity expansion and (3) the local government, which launches a toll-free policy violating the legal rights of the toll road companies resulting in any revenue loss, needs to compensate the toll road companies. The HHI will closely monitor the development on this issue.

Guangzhou-Shenzhen Superhighway

Project Summary

Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8 km
Lanes	A total of 6 lanes in dual directions, except for certain sections being 10 lanes
Class	Expressway
Toll Collection Period	July 1997 – June 2027
Profit Sharing Ratio	Year 1 – 10: 50% Year 11 – 20: 48% Year 21 – 30: 45%

The GS Superhighway is the main expressway connecting the PRD region's three major cities — Guangzhou, Dongguan, Shenzhen and Hong Kong. During the year under review, its average daily toll revenue decreased mildly by 3% year-on-year to RMB8.5 million, and its total toll revenue amounted to RMB3,089 million. In the second half of FY15, one year after the full opening of the Coastal Expressway, the average daily toll revenue of the GS Superhighway rebounded by 2% year-on-year, compared to a 6% fall in the first half of FY15. This indicates that the diversion impact has been fully realised. Despite the average daily toll revenue rebounded to RMB8.3 million in the second half of FY15, it had not returned to the RMB8.6 million level recorded in the same period in FY13 before the full opening of the Coastal Expressway. This was mainly due to the moderating growth of China's economy. Meanwhile, the average daily traffic regained growth momentum and increased by 2% year-on-year to a historical high level of 455,000 vehicles, mainly driven by Class 1 vehicle traffic. The average daily full-length equivalent traffic volume for the GS Superhighway dropped by 2% year-on-year to 88,000 vehicles, implying 34% upside for it to reach historical peak at 118,000 vehicles on 18 September 2013. This indicates there is still room for traffic to grow on the GS Superhighway.

Growth in Class 1 small car traffic continued, with the average daily traffic up 4% year-on-year. It accounted for 76.3% of the GS Superhighway's total traffic volume, compared to 75.4% in FY14. The average daily toll revenue of Class 1 small car reduced by 1% to RMB4.9 million, contributing 58.2% to the total toll revenue. The average daily traffic and average daily toll revenue of Classes 4 and 5 vehicles rose by 1% and dropped by 1% respectively. The average toll revenue per vehicle per km remained unchanged at RMB0.77.

GS Superhighway
Average Daily Toll Revenue
(RMB thousand)


12,000
10,000
8,000
6,000
4,000
2,000
0
8,651
8,682
8,462
FY13
FY14
FY15

GS Superhighway
Average Daily Traffic
(No. of vehicles in thousand)


600
500
400
300
200
100
0
427
444
455
FY13
FY14
FY15

GS Superhighway
Average Daily Full-Length Equivalent Traffic
(No. of vehicles in thousand)


120
100
80
60
40
20
0
89
90
88
FY13
FY14
FY15

GS Superhighway
Annual Toll Revenue
(RMB million)


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,157
3,169
3,089
FY13
FY14
FY15

Class 1 — Average Daily Toll Revenue (FY11–FY15^)
(RMB thousand)


6,000
5,000
4,000
3,000
2,000
1,000
0
5,032
5,242
4,930
4,969
4,924
FY11
FY12
FY13
FY14
FY15^

Class 4 & 5 — Average Daily Toll Revenue (FY11–FY15^)
(RMB thousand)


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,767
1,562
1,382
1,408
1,389
FY11
FY12
FY13
FY14
FY15^

GS Superhighway
Traffic Breakdown by Class


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0
5.0%
1.6%
15.8%
2.6%
74.9%
4.9%
1.7%
15.8%
2.3%
75.4%
4.7%
1.8%
15.4%
1.9%
76.3%
FY13
FY14
FY15^
Class 1
Class 2
Class 3
Class 4
Class 5

Class 1 — Average Daily Traffic (FY11–FY15^)
(No. of vehicles in thousand)


400
350
300
250
200
150
100
50
0
292
307
320
335
347
FY11
FY12
FY13
FY14
FY15^

Class 4 & 5 — Average Daily Traffic (FY11–FY15^)
(No. of vehicles in thousand)


35
30
25
20
15
10
5
0
28
26
28
29
30
FY11
FY12
FY13
FY14
FY15^

^ Data up to 25 June 2015 as change of vehicle classification to national standard became effective since 26 June 2015

With reference to the chart below, comparing the cross sectional traffic volume (per lane) of the GS Superhighway with that of the Eastern Harbour Crossing in Hong Kong, its busiest section was similar to the Eastern Harbour Crossing while its average of all sections was lower than that of the Eastern Harbour Crossing.

GS Superhighway — Average Daily Cross Sectional Traffic per lane and Effective Hour



No. of vehicles per lane
30,000
25,000
20,000
15,000
10,000
5,000
GS Superhighway's busiest section similar to Eastern Harbour Crossing
Cross Harbour Tunnel
Eastern Harbour Crossing
Western Harbour Crossing
GS Superhighway Peak Section (Hezhou to Baoan)
GS Superhighway Average

GS Superhighway and HK Tunnels	Effective hours (June 2015)
Cross Harbour Tunnel	14.2
Eastern Harbour Crossing	9.3
Western Harbour Crossing	5.3
GS Superhighway Peak Section	9.0
GS Superhighway Average	7.6

Remarks:

1) Effective hour = no. of vehicles per lane/2,000 cars per hour per lane
2) 10 lanes in dual directions in Wudianmei to Taiping and Hezhou to Fuyong sections after expansion for the GS Superhighway
3) Average daily traffic of HK tunnels (May 2015): Cross Harbour Tunnel 114,000, Eastern Harbour Crossing 74,000, Western Harbour Crossing 63,000
4) Average daily traffic of GS Superhighway (June 2015)

As mentioned earlier in the section headed "Full Opening of a Parallel Road", the HHI Group believes that the diversion impact from the full opening of the Coastal Expressway on the GS Superhighway has fully been realised. In fact, the GS Superhighway is comparable in length and its tariff rate is the same as that of the Coastal Expressway. However, the two expressways have different target customers, and the GS Superhighway offers a number of competitive advantages, such as convenient access to populous downtown areas and major expressways, well-equipped facilities, efficient patrol and rescue team and high-quality services. Together with the continuous growth of Guangdong's economy, these factors lead the HHI Group to believe that the GS Superhighway will maintain its leading position as the main traffic artery on the eastern bank of the PRD region.

Both Guangzhou Northern Ring Road and Guangzhou East-South-West Ring Road, which are connected to Guangdan interchange of the GS Superhighway, started maintenance works in some sections from mid-June 2015. These works are planned to be completed by early August 2015 and mid-June 2016 respectively. Traffic between these roads and the GS Superhighway may be slightly interrupted. However, its average daily toll revenue and average daily traffic in July 2015, which grew 2% and 7% year-on-year respectively, reflected that the impact on the GS Superhighway is insignificant.

The GS Superhighway JV has been making incessant progress in increasing its operational efficiency and its capability to cope with the increasing traffic by installing automated equipment at the toll lanes and entry lanes. Currently, approximately 67% of all the toll lanes at entrances to the GS Superhighway are equipped with ETC or automatic card-issuing machines. Furthermore, energy-saving LED lights were installed at the toll plazas and along its entire main alignment in order to reduce energy consumption and lower operating cost.

Western Delta Route

Project Summary

Location	Guangzhou to Zhuhai, Guangdong, PRC
Length	97.9 km
Lanes	A total of 6 lanes in dual directions
Class	Expressway
Toll Collection Period	Phase I West (September 2003 to September 2033) Phase II West (June 2010 to June 2035) Phase III West (January 2013 to January 2038)
Profit Sharing Ratio	50%

The Western Delta Route is a 97.9-km closed expressway with a total of 6 lanes in dual directions which is comprised of Phase I West, Phase II West and Phase III West. It is the central expressway artery on the western bank of the PRD region connecting four major cities — Guangzhou, Foshan, Zhongshan and Zhuhai. It is well connected with Guangzhou's expressway network in the north and extends southwards to link with Zhuhai's expressway network, offering a convenient access to Hengqin and the forthcoming HZM Bridge to Hong Kong.

During the year under review, benefiting from strong growth in Class 1 vehicle traffic and development of tourism in Hengqin, the average daily traffic and average daily toll revenue of the Western Delta Route continued to grow steadily and achieved 10% and 9% year-on-year growth to 138,000 vehicles and RMB2.7 million respectively. Meanwhile, its total toll revenue amounted to RMB991 million. The average daily full-length equivalent traffic for the Western Delta Route grew by 12% to 36,000 vehicles.

Western Delta Route Average Daily Toll Revenue
(RMB thousand)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,881
2,492
2,715
FY13*
FY14
FY15

Western Delta Route Average Daily Traffic
(No. of vehicles in thousand)


160
140
120
100
80
60
40
20
0
99
126
138
FY13*
FY14
FY15

Western Delta Route Average Daily Full-Length Equivalent Traffic
(No. of vehicles in thousand)


50
40
30
20
10
0
23
32
36
FY13*
FY14
FY15

* Phase III West was opened on 25 January 2013


Western Delta Route
Annual Toll Revenue
(RMB million)
1,200
1,000
800
600
400
200
0
687
909
991
FY13*
FY14
FY15


Western Delta Route
Traffic Breakdown by Class
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0
6.0%
1.7%
18.0%
3.6%
70.7%
4.6%
1.7%
17.9%
3.3%
72.6%
4.0%
1.6%
16.4%
2.8%
75.2%
FY13*
FY14
FY15^
Class 1
Class 2
Class 3
Class 4
Class 5


Western Delta Route (JV level)
EBITDA
(RMB million)
1,000
800
600
400
200
0
546
722
786
FY13*
FY14
FY15

* Phase III West was opened on 25 January 2013

^ Data up to 25 June 2015 as change of vehicle classification to national standard became effective since 26 June 2015

In FY15, EBITDA of the Western Delta Route (JV level) rose 9% to approximately RMB800 million from RMB722 million in FY14, and it is targeted to increase by approximately RMB100 million per year until the HZM Bridge opens in 2017 as reported by the media. After the opening of Phase III West in the second half of FY13, the Western Delta Route continues to maintain its positive operating cash flow (after taking interest expense payments into account). As the People's Bank of China started a series of lending rate cuts since the fourth quarter of 2014, together with the initiation of Phase II West's new financial plan, the interest expense of the Western Delta Route is lowered. As a result, the level of average daily toll revenue for the Western Delta Route to achieve profit breakeven is reduced from RMB3.2 million as disclosed previously to below RMB3 million. It is targeted to achieve profit breakeven in FY16 instead of the second half of FY15 as previously targeted, mainly due to a mild growth of Phase II West. The Western Delta Route has shown encouraging revenue generation since opening when comparing with other projects of the HHI. Given its locational advantages on the western bank of the Pearl River Delta, it is well-positioned to grow with the prosperous economic development in the region.

Western Delta Route (Phases I, II and III West): Daily Toll Revenue*


(RMB '000)
3,800
3,600
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
Daily toll revenue
Jan 2013
Feb 2013
Mar 2013
Apr 2013
May 2013
Jun 2013
Jul 2013
Aug 2013
Sep 2013
Oct 2013
Nov 2013
Dec 2013
Jan 2014
Feb 2014
Mar 2014
Apr 2014
May 2014
Jun 2014
Jul 2014
Aug 2014
Sep 2014
Oct 2014
Nov 2014
Dec 2014
Jan 2015
Feb 2015
Mar 2015
Apr 2015
May 2015
Jun 2015
Jul 2015
Aug 2015

* Data from 25 January 2013 (when Phase III West commenced operation) to 16 August 2015

Western Delta Route — Annual Toll Revenue per km


(RMB million)
35
30
25
20
15
11.2
10
5
0
Average daily toll revenue RMB3 million
Western Delta Route (opened January 2013)
GS Superhighway (Trial run July 1994, opened July 1997)

Opening Year / RMB 'm	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20	Year 21
GS Superhighway (FY95)	4.4	5.8	7.5	9.8	10.8	13.1	14.4	15.4	17.2	20.6	24.2	26.2	29.8	26.0	26.6	28.5	30.1	29.5	25.7	25.8	25.2
Western Delta Route (FY13)	7.0	9.3	10.1																		

Phase I of the Western Delta Route

Project Summary

Location	Guangzhou to Shunde, Guangdong, PRC
Length	14.7 km
Lanes	A total of 6 lanes in dual directions
Class	Expressway
Toll Collection Period	September 2003 – September 2033
Profit Sharing Ratio	50%

Phase I West connects with Guangzhou East-South-West Ring Road to the north, and Phase II West and National Highway 105 at Shunde to the south. As the northern part of the Western Delta Route, Phase I West's synergy with Phase II West and Phase III West as well as the on-going economic growth of Guangzhou and Foshan will continue to drive the growth of its traffic volume and toll revenue.

The traffic volume and toll revenue of Phase I West grew steadily, mainly driven by a strong rise in the number of Class 1 small cars. During the year under review, its average daily traffic increased by 10% year-on-year to 53,000 vehicles, whereas its average daily toll revenue increased by 5% to RMB525,000. Its total toll revenue for the year amounted to RMB192 million. The traffic and toll revenue for Class 1 small cars continued to grow, accounted for 75.3% of Phase I West's total traffic volume. The average daily full-length equivalent traffic on Phase I West amounted to 45,000 vehicles, representing a year-on-year growth of 9%.



Phase I West
Average Daily Toll Revenue
(RMB thousand)
600
500
400
300
200
100
0
453
499
525
FY13
FY14
FY15



Phase I West
Average Daily Traffic
(No. of vehicles in thousand)
60
50
40
30
20
10
0
42
49
53
FY13
FY14
FY15



Phase I West
Average Daily Full-Length
Equivalent Traffic
(No. of vehicles in thousand)
60
50
40
30
20
10
0
36
41
45
FY13
FY14
FY15



Phase I West
Annual Toll Revenue
(RMB million)
250
200
150
100
50
0
165
182
192
FY13
FY14
FY15



Phase I West
Traffic Breakdown by Class
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0
6.1%
2.1%
17.3%
3.7%
70.8%
5.4%
2.0%
16.8%
3.4%
72.5%
4.6%
1.8%
15.4%
2.9%
75.3%
FY13
FY14
FY15^
Class 1
Class 2
Class 3
Class 4
Class 5

^ Data up to 25 June 2015 as change of vehicle classification to national standard became effective since 26 June 2015

A new interchange between Shizhou and Bijiang interchanges, namely Wujiawei interchange, was partially opened at the end of December 2014. It is constructed by Guangzhou-Gaoming Expressway and is currently connected with the southbound of Phase I West. The whole interchange is expected to be completed and fully open to traffic by the end of 2015. This new connection will help to bring in traffic from western Foshan to the Western Delta Route.

Phase II of the Western Delta Route

Project Summary

Location	Shunde to Zhongshan, Guangdong, PRC
Length	45.5 km
Lanes	A total of 6 lanes in dual directions
Class	Expressway
Toll Collection Period	June 2010 – June 2035
Profit Sharing Ratio	50%

Phase II West is connected to Phase I West at Shunde to the north and Phase III West at Zhongshan to the south. It is also interconnected with National Highway 105, Guangzhou Southern Second Ring Road and Jiangmen-Zhongshan Expressway, and it has a direct connection to downtown Zhongshan at its southern end. The healthy economic development of cities alongside continued to boost the growth of Phase II West's traffic volume and toll revenue.

The traffic volume and toll revenue of Phase II West grew steadily during the year under review. Its average daily traffic rose by 10% year-on-year to 109,000 vehicles, and its average daily toll revenue grew by 6% to RMB1,651,000. Its total toll revenue for the year amounted to RMB602 million. Class 1 small cars, which were the main driving force, recorded robust growth and contributed 77.3% to Phase II West's total traffic volume. The average daily full-length equivalent traffic on Phase II West amounted to 47,000 vehicles, representing a year-on-year growth of 9%.

In October 2014, upgrading work on Shunde to Zhongshan section of National Highway 105, which runs parallel to Ronggui interchange to Zhongshanxi interchange of Phase II West, had been completed. The traffic on National Highway 105 becomes smoother, causing the traffic on Phase II West to grow at a mild pace during the second half of FY15. Supported by the on-going economic development in Shunde and Zhongshan, it is expected that the traffic volume will continue to maintain a steady growth.

Phase II West Average Daily Toll Revenue
(RMB thousand)


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,303
1,559
1,651
FY13
FY14
FY15

Phase II West Average Daily Traffic
(No. of vehicles in thousand)


140
120
100
80
60
40
20
0
79
100
109
FY13
FY14
FY15

Phase II West Average Daily Full-Length Equivalent Traffic
(No. of vehicles in thousand)


60
50
40
30
20
10
0
35
43
47
FY13
FY14
FY15

Phase II West Annual Toll Revenue
(RMB million)


700
600
500
400
300
200
100
0
476
569
602
FY13
FY14
FY15

Phase II West Traffic Breakdown by Class


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0
5.6%
1.3%
16.8%
3.4%
72.9%
4.1%
1.4%
16.7%
3.1%
74.8%
3.6%
1.3%
15.2%
2.6%
77.3%
FY13
FY14
FY15^
Class 1
Class 2
Class 3
Class 4
Class 5

^ Data up to 25 June 2015 as change of vehicle classification to national standard became effective since 26 June 2015

Phase III of the Western Delta Route

Project Summary

Location	Zhongshan to Zhuhai, Guangdong, PRC
Length	37.7 km
Lanes	A total of 6 lanes in dual directions
Class	Expressway
Toll Collection Period	January 2013 – January 2038
Profit Sharing Ratio	50%

Phase III West is connected to Phase II West at Zhongshan to the north. It extends southwards to link with the Zhuhai expressway network, thus providing a direct access to Hengqin (the State-level Strategic New Zone) in Zhuhai, Macau and the HZM Bridge which is currently under construction. It provides the most direct and convenient expressway link between the city centres of Zhongshan and Zhuhai.

The traffic volume and toll revenue of Phase III West have been ramping up robustly. During the year under review, its average daily traffic and average daily toll revenue amounted to 25,000 vehicles and RMB540,000, up 25% and 24% respectively. Its total toll revenue for the year amounted to RMB197 million. The average daily full-length equivalent traffic on Phase III West grew by 27% year-on-year to 19,000 vehicles.

Phase III West
Average Daily Toll Revenue
(RMB thousand)



700
600
500
400
300
200
100
0
291
434
540
FY13*
FY14
FY15

Phase III West
Average Daily Traffic
(No. of vehicles in thousand)



30
25
20
15
10
5
0
14
20
25
FY13*
FY14
FY15

Phase III West
Average Daily Full-Length Equivalent Traffic
(No. of vehicles in thousand)



25
20
15
10
5
0
10
15
19
FY13*
FY14
FY15

Phase III West
Annual Toll Revenue
(RMB million)



250
200
150
100
50
0
46
158
197
FY13*
FY14
FY15

Phase III West
Traffic Breakdown by Class



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0
3.7%
1.1%
13.9%
2.9%
78.3%
4.3%
1.4%
15.3%
2.8%
76.2%
4.0%
1.3%
14.4%
2.6%
77.7%
FY13*
FY14
FY15^
Class 1
Class 2
Class 3
Class 4
Class 5

* Phase III West was opened on 25 January 2013

^ Data up to 25 June 2015 as change of vehicle classification to national standard became effective since 26 June 2015

A new Second Hengqin Bridge that directly links up Zhuhai's Hengqin is expected to commence operation in late 2015 according to media. It will further facilitate the traffic to and fro Hengqin through Phase III West. It is believed that good connectivity will provide continuous and stable traffic flow to the Western Delta Route.

B. Power

Heyuan Power Plant Phase I

Project Description	
Location	Heyuan City, Guangdong Province, PRC
Installed Capacity	2 x 600MW
HHL's stake	35%
JV partner	Shenzhen Energy Group Company Limited
Total investment	RMB4.7 billion
Status	In operation

Key operating data	FY14	**FY15**
Gross generation	5,900GWh	**5,100GWh**
Utilisation rate[N1] (hours)	56% (4,894 hours)	**49% (4,283 hours)**
Availability factor[N2]	86%	**80%**
Average on-grid tariff (with desulphurization, denitrification and dust removal)[N3] (excluding VAT) (RMB/MWh)	440.9	**424.4**
Approximate cost of coal (5,500 kcal/kg) (including transportation cost and excluding VAT) (RMB/ton)	633	**559**

N1: Utilisation rate = $\frac{\text{Gross generation during the year under review}}{\text{Total number of hours during the year under review x Installed capacity}}$

N2: Availability factor = $\frac{\text{The number of available hours for electricity generation during the year under review}}{\text{Total number of hours during the year under review}}$

N3: Unit 1 — With denitrification and dust removal tariff from January and May 2014 respectively
Unit 2 — With dust removal tariff from February 2014

JV Results (HHL's Share*) (RMB in million)	FY14	**FY15**	yoy
Revenue	976	**820**	-16%
Net Profit	122	**132**	+8%

* Representing both HHL's effective stake of 35% and minority interest of 5% in the joint venture

P&L Highlight — JV Level 100%


(RMB in million)
Revenue
2,441
Net Profit
306
Other Costs
& Tax
(719)
Coal Cost
(1,416)
Revenue
2,049
Net Profit
330
Other Costs
& Tax
(647)
Coal Cost
(1,072)
2,500
2,000
1,500
1,000
500
0
FY14
FY15N1

N1: Included RMB43 million insurance compensation for unplanned major overhaul

Heyuan Power Plant's utilisation rate has decreased primarily due to a decreased usage of fossil fuel electricity in Guangdong Province brought by the increased alternative electricity supply including transmission from the Western regions to the Eastern regions, the commencement of generation of Yangjiang Nuclear Power Station and hydropower as well as a halt in power generation of Unit 2 due to an unplanned major overhaul. Besides, the plant's tariff has been reduced by 7.9% in the aggregate from RMB439.3/MWh to RMB404.7/MWh (excluding VAT) during the year under review according to NDRC's announcement. Such negative impacts were offset by the decline in cost of coal and the insurance compensation for the above unplanned major overhaul amounted to RMB43 million. As a result, the Heyuan JV's net profit and net profit margin increased from RMB306 million to RMB330 million and from 13% to 16% respectively.

As of 30 June 2015, the Heyuan JV had repaid RMB1.71 billion of debt which includes RMB260 million shareholder's loans provided by the Group previously. The total outstanding project debt was RMB840 million, including shareholder's loans of RMB240 million provided by the Group to increase the JV's financial resources and reduce its finance costs.

The plant is one of Guangdong Province's most efficient and environmentally friendly coal-fired power plants. The on-going economic growth of Guangdong Province indicates that demand for electricity there will remain strong in the long run. The group therefore expects that the plant will continue to provide it with relatively stable profit contributions.

Heyuan Power Plant Phase II

The Heyuan JV is studying the development of a second phase which will consist of 2 x 1,000MW coal-fired generating units. A feasibility study has already been submitted to the relevant PRC authorities, and the Heyuan JV is currently applying for approvals for the project.

Financial Review

Group Results

Overview

The Group's revenue for the year ended 30 June 2015 ("the year under review") was 4% higher than the figure for the previous year. The revenue from our investment properties, hospitality and Western Delta Route toll road businesses all continued to grow healthily. Property sales of The Avenue Phase 1 further boosted revenue streams. These positive factors were partly offset by fewer sales recognition of Hopewell New Town, and decrease in Heyuan Power Plant's sales of electricity and GS Superhighway's toll revenue.

The Group's EBIT increased by 18% during the year under review compared to the previous year. A redevelopment gain of HK$300 million on 155–167 Queen's Road East, and a completion gain of HK$120 million on 200 Queen's Road East's retail portion were recorded during the year. EBIT of the Group's investment properties and hospitality businesses for the year both continued to grow solidly. Profit shared from property sales of The Avenue Phase 1 also contributed to the growth of the Group's EBIT. These EBIT increases were partly offset by fewer sales recognition of Hopewell New Town and the GS Superhighway's decrease in profits.

The Group's revenue and EBIT by activities for the year ended 30 June 2015 were as follows:

	Revenue		EBIT*	
HK$ million	*2014*	***2015***	*2014*	***2015***
Property letting, agency and management	890	**1,015**	556	**632**
Hotel, restaurant and catering operation	454	**484**	127	**132**
Investment properties and hospitality sub-total	1,344	**1,499**	683	**764**
Property development (after interest and tax of JVs)	749	**1,071**	299	**185**
Toll road investment (after interest and tax of JVs)	2,419	**2,406**	667	**623**
Power plant (after interest and tax of JV)	1,233	**1,028**	153	**164**
Treasury income	247	**231**	247	**231**
Others	–	**–**	(129)	**(130)**
Revenue/EBIT before completion gain and redevelopment gain	5,992	**6,235**	1,920	**1,837**
Completion gain on 200 QRE retail portion	–	**–**	–	**120**
Redevelopment gain on 155–167 QRE**	–	**–**	–	**300**
Revenue/EBIT (Note)	5,992	**6,235**	1,920	**2,257**

* These figures represent EBIT of the Company and its subsidiaries plus net profits (after interest and tax) shared from JVs

** Refers to the initial fair value gain arising from the commencement of redevelopment of 155–167 Queen's Road East

Note:

Reconciliation of Revenue/EBIT with Consolidated Statement of Profit or Loss and Other Comprehensive Income

	Results	
HK$ million	*2014*	***2015***
EBIT	1,920	**2,257**
Finance costs	(100)	**(90)**
Fair value gain of completed investment properties	125	**1,180**
Profit before taxation	1,945	**3,347**
Taxation	(329)	**(267)**
Profit for the year	1,616	**3,080**
Attributable to:		
Owners of the Company	1,358	**2,835**
Non-controlling interests	258	**245**
	1,616	**3,080**

	Turnover	
HK$ million	*2014*	***2015***
Revenue per Financial Review	5,992	**6,235**
Less:		
Treasury income	(247)	**(231)**
Share of revenues of JVs engaged in		
— Toll road investment	(2,419)	**(2,406)**
— Power plant	(1,233)	**(1,028)**
— Property development	–	**(705)**
Turnover per Consolidated Statement of Profit or Loss and Other Comprehensive Income	2,093	**1,865**


Operating Profit* from Prime-Earning Businesses (HK$m)
1,400
1,200
1,000
800
600
400
200
0
1,123
440
683
1,169
405
764
FY14
FY15
Toll road investment (after interest & tax of JVs)
Investment Properties & Hospitality

* Being the EBIT net of the proportional share by non-controlling interests

Revenue

The Group's revenue for the year under review totalled HK$6,235 million, a 4% increase over the HK$5,992 million recorded for the previous year. This revenue included treasury income and the Group's share of revenues of JVs engaged in toll road, power plant operations and property development.

The Group's investment properties, hospitality and Western Delta Route toll road businesses all continued to achieve healthy growth for the year under review. Property sales of The Avenue Phase 1 further boosted the revenues. These positive factors were, however, partly offset by fewer sales recognition of Hopewell New Town, and decrease in Heyuan Power Plant's sales of electricity and GS Superhighway's toll revenue during this year.

Earnings before Interest and Tax

The Group's EBIT increased during the year under review by 18% to HK$2,257 million from HK$1,920 million recorded for the previous year. A redevelopment gain of HK$300 million on 155–167 Queen's Road East, and a completion gain of HK$120 million on 200 Queen's Road East's retail portion were recorded during the year. EBIT of the Group's investment properties and hospitality businesses continued to grow solidly throughout the year. Profit shared from property sales of The Avenue Phase 1 also contributed to the growth of the Group's EBIT.

These EBIT increases were partly offset by fewer sales recognition of Hopewell New Town and decrease in profit from the GS Superhighway. Our management will endeavour to formulate and implement cost-control measures for the Group's corporate administrative costs to enhance shareholder's value.

Enterprise Income Tax ("EIT") of HHI joint ventures ("JVs")

The EIT rate applicable for both GS Superhighway and Phase I West is 25% since 2012 and until the expiry of their contractual operation periods. Phase II West's applicable EIT rate from 2013 to 2015 is 12.5%, and it will rise to 25% from 2016 until the expiry of its contractual operation period. Phase III West is exempt from EIT from 2013 to 2015. Its applicable rate from 2016 to 2018 will be 12.5%, and it will rise to 25% from 2019 until the expiry of its contractual operation period.

Profit Attributable to Owners of the Company

The profit attributable to owners of the Company increased during the year under review to HK$2,835 million from HK$1,358 million for the previous year. This was mainly due to the recognition of a redevelopment gain on 155–167 Queen's Road East and a completion gain on 200 Queen's Road East's retail portion, and an increase in fair value gain of completed investment properties recorded for the year. Excluding the fair value gain of the Group's completed investment properties, core profit attributable to owners of the Company during this year was HK$1,655 million or HK$1.9 per share. This was an increase of 34% when compared with the HK$1,233 million recorded for the previous year.

Dividend

The Board has proposed a Final Cash Dividend of HK70 cents per share for the year ended 30 June 2015. Together with the Interim Cash Dividend, the total cash dividends for the year will amount to HK120 cents per share. This represents an increase of 9% on the last financial year's total cash dividends of HK110 cents per share.

HHL's Dividend & Earnings History



Reported Earnings (excl, fair value gain of completed investment properties)
Prime Earnings (toll road, investmetn properties & hospitality)*
Interim Dividend
Final Divided
Special Interim Dividend
Special Final Dividend
Extraordinary Special Interim Dividend
DPS (HK cents)
Earnings (HK$'m)
2,440 N1
5,772 N2
1,590
3,298 N3
1,214
1,367
3,481 N4
1,233
1,655 N5
1,161
1,114
1,137
1,154
1,227
1,291
1,159
1,123
1,169
Sustainable dividend
Regular:
120
82
38
35
95
40
55
110
55
98
58
40
330
1 HHI share for 10 HHL shares
99
54
45
103
58
45
45
99
54
45
40
100
55
45
110
60
50
1 HHI share for 20 HHL shares
120
70
50
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15

* EBIT net of proportional share by non-controlling interests
N1: Including Nova City property sales
N2: Including disposal gain of Nova City HK$3,948 million and Ring Road HK$793 million
N3: Including BW12 completion gain HK$2,238 million
N4: Including HCII land conversion gain HK$2,249 million
N5: Including 200 QRE retail portion completion gain HK$120 million & 155–167 QRE redevelopment gain HK$300 million

Major Assets in Balance Sheet (Adjusted Shareholders' Equity)

In order to reflect the underlying economic value of the Group's hotel properties and HHI business (which are stated on a cost basis), the following supplemental information regarding the Group shareholders' equity ("Adjusted Shareholders' Equity") is presented on the basis that the hotel properties and HHI business were stated at market valuations as at 30 June 2015.

Valuation upside from recognising hotels' and HHI business' market values:

Balance Sheet Highilights

As at 30 June 2015 (HK$ in million)	HHI Business	HHL-Other Businesses	HHL Group Total
Completed investment properties	–	28,196	28,196
Panda Hotel	–	347	347
Properties under development			
Hopewell Centre II			
– Commercial portion	–	4,476	4,476
– Hotel portion	–	2,315	2,315
155–167 Queen's Road East	–	756	756
Properties for development	–	833	833
Interest in JVs (Toll Roads, Power Plant & 200 QRE)	7,977	1,364	9,341
Other assets/liabilities	1,369	1,173	2,542
Non-controlling interests	(3,109)	(167)	(3,276)
Shareholders' equity	6,237	39,293	**45,530**
			*(HK$52.2/share)**
Total hidden value			**6,964**
			*(HK$8.0/share)**
Adjusted shareholders' equity (unaudited)			**52,494**
			*(HK$60.2/share)**

As at 30 June 2015	Panda Hotel	HC II hotel portion	HHI Business
Market value	$3,326m $3.7m/room DTZ valuation report	$4,707m $4.6m/room under development DTZ valuation report	$7,830m 2,055m shares (HHL's 66.7% stake) x HHI's market price @HK$3.81 as of 30.6.2015
Book value	$347m $0.4m/room at cost less depreciation	$2,315m $2.3m/room under development at cost	$6,237m at cost less depreciation
Hidden value	$2,979m *$3.4/shares**	$2,392m *$2.8/shares**	$1,593m *$1.8/shares**

Total: $6,964m
*$8.0/share**

* No. of HHL shares in issue: 871.6 million (as of 30 June 2015)

Liquidity and Financial Resources

As at 30 June 2015, the cash position and available committed banking facilities of HHL and its subsidiaries (excluding the HHI Group) were as follows:

HK$ million	*30.6.2014*	***30.6.2015***
Cash	4,194	**3,768**
Available Committed Banking Facilities	–	**190**
Cash and Available Committed Banking Facilities	4,194	**3,958**

The gearing ratio and debt-to-total-asset ratios of HHL and its subsidiaries (excluding the HHI Group) were as follows:

HK$ million	*30.6.2014*	***30.6.2015***
Total debt	5,250	**4,360**
Net debt (Note 1)	1,056	**592**
Total assets	44,282	**45,415**
Shareholders' equity (excluding equity shared from HHI Group)	37,410	**39,293**
Total debt/total assets ratio	12%	**10%**
Net gearing ratio (Note 2)	3%	**2%**

Note 1: "Net debt" is defined as total debts less bank balances and cash

Note 2: "Net gearing ratio" is calculated by dividing net debt by shareholders' equity (excluding equity shared from HHI Group)

The cash balance of HK$3,768 million included RMB2,505 million (equivalent to HK$3,131 million) and HK$637 million. The net debt position of HK$592 million comprises outstanding bank loans totalling HK$4,360 million less bank balances and cash.

In addition to the above cash balances, the Group also had available undrawn bank overdrafts and uncommitted banking facilities amounting to HK$720 million as at 30 June 2015 (2014: HK$720 million).

Debt Maturity Profile of the Group

HK$ million	*30.6.2014*		***30.6.2015***	
Repayable:				
— within 1 year	2,000	38%	–	
— between 1 and 5 years	3,250	62%	**4,360**	**100%**
	5,250		**4,360**	

The Group expects its abundant financial resources will well cover the capital needs of existing and future projects under development. It currently plans to spend approximately HK$4.2 billion on these projects between FY16 and FY18. The Group's cash on hand remains equally robust. Combined with the healthy cash flow from its prime-earning businesses; proceeds from sales or pre-sales of The Avenue and Hopewell New Town projects and Broadwood Twelve and HK$4 billion committed banking facilities maturing in 2018 should provide adequate funding for the projects we are currently developing. Given our strong financial position, the Group will continue to seek out appropriate investment opportunities.

Major Projects Plan

Projects	Target Completion	Total Investment[N1] HK$'M	Interest %	HHL's Injection FY16 to FY18[N1] HK$'M
Hong Kong				
200 Queen's Road East	2015	9,800	50%	No need to inject further funds
Hopewell Centre II	2018	9,000–10,000	100%	3,900 (FY16: 490; FY17: 1,290; FY18: 2,120)
Wan Chai projects[N2]	Development plan under study			320
Total				**4,220**

N1: Present planning, subject to change
N2: Including 155–167 Queen's Road East and Hill Side Terrace Cluster

For the HHI Group (consisting of HHI and its subsidiaries but excluding its JVs), the cash balance was RMB574 million, equivalent to HK$718 million as at 30 June 2015 (2014: RMB814 million, equivalent to HK$1,016 million). After deducting an outstanding bank loan of RMB237 million (equivalent to HK$296 million), the HHI Group maintained a net cash position of RMB337 million (equivalent to HK$422 million) at corporate level.

Furthermore, by the end of the year under review, HHI has shareholders' loan receivables of approximately RMB788 million from West Route JV, equivalent to HK$985 million (2014: RMB1,000 million, equivalent to HK$1,249 million). HHI had undrawn committed banking facilities amounting to HK$304 million equivalent as at 30 June 2015 (2014: HK$727 million equivalent).

The Group's financial position remains strong. With ample cash balance on hand and undrawn banking facilities, sufficient financial resources are available not only for funding all recurring operating activities but also any present and potential future investment activities.

Treasury Policies

The Group maintains prudent and conservative treasury policies whose key objective is to minimise finance costs while optimising returns on financial assets.

During the year under review, the Group did not have any arrangements to hedge its exposure to interest or exchange rates. The Group will continue to remain vigilant in monitoring such forms of risk exposure on a regular basis.

Generally speaking, all Group cash is placed as deposits denominated mainly in HK Dollars and RMB. During the year under review, the Group did not invest in any accumulator, equity-linked note or other financial derivative instruments.

Charges on Assets

As at 30 June 2015, none of the Group's assets had been pledged to secure any loans or banking facilities.

Project Commitments

Details of the project commitments are set out in Note 35 to the consolidated financial statements.

Contingent Liabilities

Details of the contingent liabilities are set out in Note 37 to the consolidated financial statements.

Material Acquisition or Disposal

The Group made no material acquisitions or disposals during the year.

Others

Employees and Remuneration Policies

The Group provides competitive remuneration packages that are determined with reference to prevailing salary levels in the market and individual performance. It offers share option and share award schemes to eligible employees in order to provide them with incentives and to recognize their contributions and ongoing efforts. In addition, discretionary bonuses are granted to employees based on their individual performance as well as the Group's business performance. It also provides medical insurance coverage to all staff members and personal accident insurance to senior staff members. As at 30 June 2015, the Group, excluding its JV companies, had 1,115 employees.

Besides offering competitive remuneration packages, the Group is committed to promoting family-friendly employment policies and practices. The Group arranged birthday parties, BBQ parties, Christmas party, Annual Dinners and Employees Assistance Program for employees, which were delivered by professionals who shared their experiences and methods to handle stress. The Group also invests in human capital development by providing relevant training programmes to enhance employee productivity. In collaboration with Independent Commission Against Corruption, Equal Opportunities Commission and Office of Privacy Commissioner for Personal Data, the Group held different kind of seminars and workshops for the employees to enhance their awareness of corporate governance.

In 2014, the Group continues to hire 6 graduates with potential under a 24-month Management Trainee Programme. The graduates acquired essential business knowledge and management skills through well planned job rotations within the Group's core business units and corporate offices. In addition, the Group continues to hire summer interns that provides university students with the opportunities to gain working experience in the Group.

The Group's training programmes are designed to support its employees' continuous learning and development and fill skill gaps identified during performance appraisals. Its overall training objectives are to enhance the personal productivity of its employees and to identify their career development plan in order to prepare their future roles and enable them to make greater contributions to the success of the Group's businesses. Besides formal training programmes, the Group also provides comprehensive and relevant training and self-learning opportunities to employees such as on-the-job training, educational sponsorships and examination leave.

Our Environmental Performance

Our Group strives to protect the environment by integrating a range of environmental initiatives across our business. We are committed to minimising our environmental impact by reinforcing environmental awareness and implementing measures for the responsible use of resources, energy saving and waste management.

Highlights of Environmental Initiatives and Achievements in 2014/15

Reinforcing Awareness of Environmental Responsibility

- Held a green trip to the Organic Farm of the Hong Kong Federation of Youth Groups. 51 employees and their family members gained hands-on experience in organic farming
- Launched Go Green Workplace campaign which aimed to develop a green culture in office
- Engaged in a range of programmes run by our green partners which helped to raise the awareness of our employees
- Organised a food saving activity with Food Grace for primary school students from St. Francis' Canossian School
- Engaged customers of GARDENEast and Panda Hotel in energy conservation programmes

Electric Vehicles (EVs)

- Setting up of Tesla Supercharging Station at Hopewell Centre offering 6 Superchargers and 2 regular chargers
- Installed more than 40 EV charging stations at the car parks of our commercial and residential buildings, including two at our highways in Mainland China
- Installed 6 charging stations for electric taxis at Hopewell Centre, KITEC and Panda Place
- Purchased and operated two 45-seater electric buses to provide shuttle bus service between KITEC and Kowloon Bay MTR station with the support of Government's Pilot Green Transport Fund
- Supported the Innovation Technology Fund Application research project undertaken by The Hong Kong Polytechnic University to devise a more user-friendly EV quick charger. The research will be finished within this year
- Promoted green driving habits among our employees by participating in NGO campaign

Energy

- Participated in the "Carbon Audit • Green Partner" organised by the Environmental Protection Department (EPD) and reported our carbon footprint annually
- Relocated core server room with area reduced from 1,000 sq.ft. to 200 sq.ft., thereby reducing electricity consumption
- Replaced 10 aging fan coil units and 5 aging ventilation fans in the air-conditioning system of Hopewell Centre
- Replaced the deteriorated and defective insulations of the chilled water risers in M/E Rooms of KITEC by phases
- Replaced the T8 lighting tubes at B1, B2 & B3 carpark of KITEC with LED lights
- Replaced all conventional low-mast sodium lamps with LED lights on 122.8 km main alignment of GS Superhighway
- Adopted energy-saving LED lights along the tunnel sections and toll plazas of Phase III West
- Finished study and modified proposal of refitting high-pole lamps with energy-saving lights for the GS Superhighway JV
- Invested RMB15 million in installing roof-top solar panels at major buildings, car park and free space within the site in Heyuan Power Plant in order to generate cleaner energy for internal use

Waste Management

- Participated in the Wastewi$e Label Programme organised by the Environmental Campaign Committee of the Hong Kong Government. Panda Place, GARDENEast and Villa Lotto were awarded the "Class of Excellence" Wastewi$e Label while Hopewell Centre, Panda Hotel and Broadwood Twelve were awarded the "Class of Good" Wastewi$e Label
- Hopewell Centre, QRE Plaza, KITEC, Wu Chung House and Panda Place joined the Programme on Source Separation of Commercial and Industrial Waste organised by EPD while Broadwood Twelve, Broadview Villa and Villa Lotto joined the Programme on Source Separation of Domestic Waste
- Worked with our computer recycler on recycling scheme to dispose of computer equipment after on-site data sanitization process
- Participated in the Yan Oi Tong Plastic Recycling Partnership Scheme. Hopewell Centre and Wu Chung House won Silver and Bronze Awards in the categories of Housing Estate and C&I Building respectively
- Collected food waste at Panda Hotel and ITC for further processing into animal feed by recyclers
- Collected used cooking oil at Panda Hotel and ITC for refining into bio-diesel by recyclers
- Collected used bottles at Panda Hotel for manufacturing into eco-bricks by recyclers

Biodiversity

- Cooperated with WWF-Hong Kong to source sustainable seafood and provided Ocean-Friendly Menu according to WWF-Hong Kong Seafood Guide
- Continued to promote shark fin-free menu options at our catering outlets

Our Communities

Our business is closely intertwined with the daily lives of the communities where we operate. This is why we dedicate significant resources to support our work on community involvement and development. We have established a set of four core pillars including Environmental Protection, Community Engagement, Youth Development and Sports, Arts and Culture for reviewing our community initiatives. During the year, we significantly strengthened our support to the community, providing financial assistance and in-kind donations. We strive to bring positive impact to the community by working together with our employees, our NGO partners and service organisations in the community.

A summary of our donations and sponsorships is shown as below:



65 Community Partners
79 Programmes Participated
879 Volunteer Service Hours
HK$ 3.23M Community Contributions

Highlights of Community Initiatives in 2014/15



Environmental Protection
- *Promote green transportation*
- *Promote low-carbon lifestyle*
- *Raise public and employee awareness of environmental protection*
- Little Food Wiser Ambassadors — A Journey to Food Saving
- E-Max "Green Carnival"
- Table for Two Programme
- Green Day 2014
- A Day with Food Angel

Youth Development
- *Nurture young people to be future leaders*
- *Unleash the potential of youth*
- Sponsorship of Wanchai Sports Federation Soccer Team
- JA Job Shadowing Day co-organised with Junior Achievement Hong Kong
- Sponsorship of HKOSA Project Resonance

Community Engagement
- *Support the elderly in our community*
- *Improve the quality of life for the people we serve*
- *Encourage our employees and communities to participate in community activities*
- Tuen Ng Volunteer Visit 2015
- Elderly Home Visit (Yan Chai Hospital Fong Yock Yee Neighbourhood Elderly Centre)
- Wan Chai Festival 2014
- Happy Family Poon Choi Feast 2015
- Yan Chai Hospital Poon Choi Feast 2014
- QRE Festival
- Wan Chai District Charitable Care for the Elderly Association Charity Dinner
- Christmas Children's Party
- Mooncakes for Charity 2014
- Dress Casual Day 2014
- 2014/2015 Hong Kong and Kowloon Walk for Millions
- Skip Lunch Day 2015
- 2014/2015 Love Teeth Day
- St. James' Settlement Valentine's Rose Charity Sale 2015
- Hong Kong Federation of the Blind Flag Day
- St. James' Settlement Flag Day
- Sponsorship of Charity Screening

Sports, Arts and Culture
- *Promote sports, arts and cultural development*
- *Encourage creative thinking*
- Sponsorship of 2015 IIHF Ice Hockey Women's World Championship
- Water Light Graffiti
- Art Workshop
- Sponsorship of Asian Youth Orchestra
- Sponsorship of "Winter Garden"

Our Customers

Given the diverse nature of the Group's business activities, our frontline staff interface with different types of customers everyday including tenants, residents, shoppers, hotel guests, audiences and road users. Our emphasis on quality extends across all our business divisions as we strive to enhance customer satisfaction continuously.

	Property	Hospitality	Highway	Power
Types of customer	• Tenants • Residents • Shoppers	• Hotel guests • Diners • Audiences	• Road users	• Electricity buyers
Focus	• Facility enhancement • Improve service quality • Customer privacy • Customer satisfaction • Maintaining relationship	• Food safety • Customer privacy • Customer satisfaction • Facility enhancement • Maintaining relationship	• Smooth traffic • Traffic safety • Traffic efficiency • Customer satisfaction	• Reliable power supply

Highlights of Customer Initiatives in 2014/15

Providing Barrier-Free Access and Renovations

- We regularly assess the barrier-free environment at our shopping arcades, engaging with disability groups to better understand people with special needs
- Hopewell Centre completed facade renovation mainly at areas above 3rd floor, taking office and retail standards to new heights
- We transformed our conventional lift panel system on 17th floor of Hopewell Centre at the beginning of 2015 into a computerised control monitoring system at the Central Control Centre on 3rd floor

Ensuring Safety and Efficiency

- We conducted monthly laboratory tests on high risk food products at Panda Hotel, Xi Shan and MENU to ensure food quality
- The GS Superhighway is fully monitored by surveillance cameras and covered by a patrol and rescue team of over 200 well-trained professionals who can identify accidents and arrive at the scene in the shortest possible time and handle them efficiently

Customer Satisfaction

- We conducted "Management Service Survey" at Hopewell Centre, QRE Plaza, KITEC and Panda Place, achieving an average satisfaction rate of 94.2% on the overall performance of property management service
- At our hotel, we follow up on every customer's feedback in a timely manner through guest comment cards and online feedback form

Maintaining Relationship with Our Customers

- Hopewell Centre and KITEC launched Elite Club which provides a range of privileges to tenants and enhances communication
- The East Club and VIP Metropolitans (The Metroplex) reward members with a wide variety of privileges and engage them through social media

For the full Sustainability Report, please visit:
http://www.hopewellholdings.com/eng/hhl_sustainability_report.htm

The Report is prepared in accordance with the core option of GRI G4 Guidelines as well as The Environmental, Social and Governance Reporting Guide from Hong Kong Exchanges and Clearing Limited. The report was verified by the Hong Kong Quality Assurance Agency.

Stakeholder Group	2010/2011	2011/2012	2012/2013	2013/2014
	Type of Engagement			
Senior management	Interview			Internal survey
Institutional investors	Interview		Interview	
Tenants	Interview			
NGOs	Interview	Interview		
Employees		Focus group & survey	Interview	Internal survey
Highway users		Interview	Interview	
JV partners		Interview		
Wan Chai community members			Interview	
Suppliers			Interview	

This year we produced for the first time our sustainability report in accordance with GRI G4 standards which require us to identify material aspects and boundaries. We have therefore revisited our materiality matrix developed in the past four years with input from all major business units and corporate functions. In taking this approach, we have clearly defined material aspects and boundaries in our report. We believe this is a new milestone in our sustainability reporting as well as our sustainability journey.

Our People

We strive to create an environment where every employee can develop to their full potential and we provide adequate training programmes to assist their personal and professional growth. To encourage work-life balance and enhance employee relationship, we established HH Social Club, a platform to organise volunteering and leisure activities.

Highlights of Workplace Practices in 2014/15

Supporting Employee Development

- Provided over 6,300 hours of internal and external training courses and seminars


Over 6,300
Training Hours
Operations
Customer Service
Occupational Health and Safety
Leadership and Team Building
Work-Life Balance
Integrity
Regulations and Voluntary Codes

Talent Acquisition and Development

- Developed a structured Management Trainee Programme with all-round support
- Launched a new Hotel Service Elites Selection Programme

Encouraging Work-Life Balance and Workplace Emotional Wellness

- HH Social Club organised various volunteering activities and interest classes for staff
- Employee Assistance Programme offered counselling services, seminars and workshops on physical and mental health

Emphasising Health and Safety

- Our premises pledged support to the Workplace Hygiene Charter
- Our highway JV companies continued to organise Safety Operation Month to promote safety awareness

Sustainability Vision and Focus

At Hopewell, we take an integrated approach to sustainability, incorporating environmental and social considerations into our decision-making and actions. We focus on minimising the impact of our operations on the environment and creating positive impact in the community through our business. In doing so, we are guided by a set of core sustainability values and an effective governance structure.

We work closely with various stakeholders on four key areas (1) Environmental Protection, (2) Community Engagement, (3) Youth Development, and (4) Sports, Arts and Culture. All subsidiaries also follow the group-wide direction and incorporate relevant market best practices into their operations.

Our core sustainability values:

- We regard the promotion of sustainable community growth to be as important as achieving long-term business growth
- We believe a thriving community facilitates our continuing business success
- We consider ongoing communication with our stakeholders as vitally important to upholding the well-being of the community
- We will continue to listen to our stakeholders' views and work together with them to achieve a win-win scenario

Stakeholder Engagement

Stakeholder engagement is an integral part of our business development and commitment to corporate sustainability. We develop long-term relationships with stakeholders and consider their views on our business development through various formal and informal, independent and internal stakeholder exercises.

Through our annual stakeholder engagement exercise for the sustainability report and regular engagement activities, we are able to keep an ongoing dialogue with our stakeholders, enabling us to make more informed decisions, and better assess and manage any resulting impact.


Stakeholder Group & Engagement
Customers and tenants
• Annual customer satisfaction survey
• Organising public events
• Commuter satisfaction survey for highway users
• Up-to-date traffic condition mobile application and website for highway users
• Month-long campaign to raise service standards and maintain customer satisfaction
• Guest comment card and client feedback survey at our venues
• Designated customer hotline
• Corporate website
• Social media (e.g. Facebook)
Investors and shareholders
• Annual General Meeting
• Investor briefings and press conferences
• Face-to-face meetings
• Conference calls
• Corporate website
Business partners
• Face-to-face meetings
• Independent interviews
• Briefing sessions and seminars
Suppliers
• Face-to-face meetings
• Daily work review
• Supplier assessment
• Independent interviews
Communities & NGOs
• Employee volunteering activities
• Participation in programmes initiated by NGOs
• Organising public events
• Independent interviews
Employees
• Training, seminars, briefing sessions
• HH Social Club activities
• 24-hour Employee Assistance Programme Hotline
• Face-to-face meetings
• Independent focus groups and interviews
• Recreational and volunteering activities

Highlights of Sustainability Report 2014/15

Managing Director's Message

Since our establishment in the 1970s, we have been striving to create shared value by developing and managing building clusters and infrastructure that foster economic development and supporting initiatives that promote sustainability. Our performance demonstrates our continuous efforts to sustain our business growth whilst maintaining longstanding partnerships with stakeholders in the communities where we operate.

We see the importance of running our business in a pragmatic way that meets the bottom line, addresses the needs of our stakeholders and fulfils our environmental responsibility. All our core businesses — properties, highways and power plant — begin with sustainable design and construction and continue during their operations to enhance their environmental efficiency.

The Group's two major projects, Hopewell Centre II and The Avenue, are expected to bring significant changes to Wan Chai. Site formation work of Hopewell Centre II is in progress and construction of the hotel is planned to be completed in 2018. In response to the calling for better connectivity and environmental protection by Wan Chai residents, and the increasing demands for world-class meeting, conference and convention facilities in Hong Kong, the Group submitted an application to refine and enhance the development scheme approved in 2009 to Town Planning Board. Sale of The Avenue was successful which will soon bring in a large group of high-income households to the area. The retail portion of 200 Queen's Road East which is targeted for grand opening in the first quarter of 2016, together with Hopewell Centre II and the Group's existing retail space, will form one of Wan Chai's largest retail clusters.

To further engage with our stakeholders and improve transparency in our corporate sustainability reporting, we will benchmark our Sustainability Report against the latest Global Reporting Initiative (GRI) sustainability reporting framework G4 as well as the Environmental, Social and Governance (ESG) Reporting Guide of the Hong Kong Exchanges and Clearing Limited (HKEx).

I would like to thank our employees for their outstanding efforts and our stakeholders for their feedback and support to help us improve. Our Sustainability Report will further elaborate on our work and plans for the future, reflecting our stakeholders' expectations and what is important to us as a responsible corporation.

Our commitment to corporate sustainability guides our business decisions every day. Over the years, we have strengthened our effort to build a solid foundation by integrating ESG into our key business practices. Our ultimate goal as we move forward is to sustain our business growth whilst achieving economic, environmental and social development on a long-term basis.

Thomas Jefferson WU
Managing Director, Hopewell Holdings Limited

Corporate Governance Practices

The Company is committed to the principles of corporate governance and corporate responsibility consistent with prudent management. It is the belief of the Board that such commitment will in the long term serve to enhance shareholders' value. The Board has set up procedures on corporate governance that comply with the requirements of the CG Code.

Throughout the year ended 30 June 2015, the Company complied with all the code provisions as set out in the CG Code, except for the deviation from code provisions A.5.1 and A.5.6 of the CG Code which are explained below.

Code provision A.5.1

The Company does not consider it necessary to have a nomination committee as the Company already has the policies and procedures for selection and nomination of Directors in place. The Board as a whole regularly reviews the plans for orderly succession for appointments to the Board and its structure, size, composition and diversity. If the Board considers that it is necessary to appoint new Director(s), it will set down the relevant appointment criteria which may include, where applicable, the background, experience, professional skills, personal qualities, availability to commit to the affairs of the Company and, in case of Independent Non-executive Director, the independence requirements set out in the Listing Rules from time to time. Nomination of new Director(s) will normally be made by the Chairman and/or the Managing Director and subject to the Board's approval. External consultants may be engaged, if necessary, to access a wider range of potential candidate(s).

Code provision A.5.6

The Company does not consider it necessary to have a policy concerning diversity of board members. Board appointments are based on merit, in the context of the skills, experience and expertise that the selected candidates will bring to the Board. While the Company is committed to equality of opportunity in all aspects of its business and endeavours to ensure that its Board has the appropriate balance of skills, experience and diversity of perspectives, the Company does not consider a formal board diversity policy will provide measurable benefits to enhance the effectiveness of the Board.

Corporate Governance Structure


Appointment
Shareholders of HHL
Reporting
Reporting
• Election of Directors
• Approval of key corporate actions
Board Committees
1. Committee of Executive Directors
2. Audit Committee
3. Remuneration Committee
Delegation
Recommendation
Board of Directors
Monitor and Review
Monitoring
External Auditor
Reporting
Internal Audit Department
Supervision
Reporting
Managing Director and Senior Management
Supervision
Reporting
Conducting audits
Conducting audits
Business Units – Expressway, Property, Hotel & Hospitality, Power and Corporate Functions
Communicate
Consult
Monitor
Review
Other Stakeholders
• Investors
• Community
• Customers
• Suppliers
• Employees

Board of Directors

The Board

The Company is managed through the Board which currently comprises seven Executive Directors (including the Chairman), two Non-executive Directors and six Independent Non-executive Directors. That is, more than one-third of the Board are Independent Non-executive Directors. The names and biographical details of the Directors, and the relationship amongst them, if any, are set out on pages 11 to 19 of this Annual Report. The remuneration of the Executive Directors of the Company, who are regarded as senior management of the Company, are disclosed in note 13 to the consolidated financial statements.

The Board is responsible for setting the strategic direction and policies of the Group and supervising the management. Some functions including, inter alia, the monitoring and approval of material transactions, matters involving a conflict of interest for a substantial shareholder or Director of the Company, the approval of the interim and final results, other disclosures to the public or regulators and the internal control system are reserved by the Board and the decisions relating to such matter shall be subject to the decision of the Board. Matters not specifically reserved to the Board and necessary for the daily operations of the Company are delegated to the management under the supervision of the respective Directors and the leadership of the Managing Director.

There are agreed procedures for the Directors, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the Company's expense.

Non-executive Directors and Independent Non-executive Directors are selected with the necessary skills and experience to provide a strong independent element on the Board and to exercise independent judgement. At least one of the Independent Non-executive Directors has appropriate professional qualifications or accounting or related financial management expertise as provided under Rule 3.10 of the Listing Rules. The Board has received from each Independent Non-executive Director a written annual confirmation of independence. The Board considers that all of the Independent Non-executive Directors are independent. Although Mr. Guy Man Guy WU is the cousin of Mr. Thomas Jefferson WU, the Managing Director of the Company, the Board still considers that Mr. Guy Man Guy WU is independent as he has not carried out any managerial functions for the Company, is not financially dependent on the Company and does not have any material business dealings with the Company or with any core connected persons of the Company.

All Directors have given sufficient time and attention to the affairs of the Company during the year and have disclosed to the Company the major offices they held in public companies or organizations and other significant commitments.

The Company has arranged appropriate insurance cover in respect of legal action against its Directors and officers.

Chairman and Managing Director

Sir Gordon WU served as the Chairman of the Board throughout the year and is responsible for providing leadership and management of the Board. The role of the Chairman is separate from that of the Managing Director. Mr. Thomas Jefferson WU (a son of Sir Gordon WU), the Managing Director, is responsible for the day-to-day management of the business of the Company. The division of the responsibilities between the Chairman and the Managing Director has been established and set out clearly in writing.

Appointment, Re-election and Removal

All Non-executive Directors and Independent Non-executive Directors are appointed for a specific term of three years and are subject to retirement from office and re-election at least once every three years.

In accordance with the Company's Articles of Association, all newly appointed Directors shall hold office until the next following general meeting of the Company after their appointment and shall then be eligible for re-election. Every Director shall retire at the conclusion of the annual general meeting of the Company held in the third year following the year of his/her (i) last appointment by the Board, (ii) last election or (iii) last re-election, and shall be eligible for re-election subject to the provisions of the Company's Articles of Association.

Newly appointed Director(s) will be given an induction on the information of the Group and a manual on the duties and responsibilities as a director of a listed company both under the Listing Rules and applicable laws.

Board Committees

The Board established the Committee of Executive Directors since September 1991 with delegated authority for reviewing and approving the day-to-day business operations and ordinary and usual course of business of the Company. This committee comprises all the Executive Directors.

The Company also established the Audit Committee and the Remuneration Committee to deal with the specific matters as set out below in the interest of all shareholders in an objective manner. Save that one member of the Remuneration Committee is a Non-executive Director, members of these two committees currently comprise Independent Non-executive Directors.

Audit Committee

The Audit Committee comprises four Independent Non-executive Directors, namely Mr. Sunny TAN (Chairman), Ms. Linda Lai Chuen LOKE, Mr. Guy Man Guy WU and Mr. Yuk Keung IP. The Company Secretary of the Company, or in his absence, his representative, serves as the secretary of the Audit Committee and minutes of the meetings are sent to the members of the Audit Committee within a reasonable time after the meetings.

At least one of the members of the Audit Committee has appropriate professional qualifications or accounting or related financial management expertise as required under the Listing Rules. None of the members of the Audit Committee was a former partner of the Company's existing external auditor within one year immediately prior to the dates of their respective appointments. All members have appropriate skills and experience in reviewing financial statements as well as addressing significant control and financial issues of the Company.

The Board expects the members of the Audit Committee to exercise independent judgement and delegates the responsibilities of the corporate governance functions to the Audit Committee in order to comply with the requirement of the CG Code. Under the terms of reference of the Audit Committee, the corporate governance functions of the Board has been delegated to the Audit Committee to monitor, procure and manage corporate compliance within the Group.

Major roles and functions of the Audit Committee include:

- to consider the appointment, re-appointment and removal of the external auditor
- to approve the remuneration and terms of engagement of the external auditor
- to monitor the external auditor's independence and objectivity
- to review the Group's financial controls, internal control and risk management systems
- to review the interim and annual financial statements before submission to the Board
- to develop and review the Company's policies and practices on corporate governance and make recommendations to the Board
- to review and monitor the training and continuous professional development of Directors and senior management
- to review and monitor the Company's policies and practices on compliance with legal and regulatory requirements
- to develop, review and monitor the code of conduct applicable to employees and Directors
- to review the Company's compliance with the CG Code and disclosures in the Corporate Governance Report
- to review arrangements for concerns about possible improprieties in financial reporting, internal control or other matters

Principal works performed during the year under review included:

- to consider and approve the terms of engagement of the external auditor and their remuneration
- to review the annual financial statements for the year ended 30 June 2014 and the interim financial statements for the six months ended 31 December 2014
- to review the work performed by Internal Audit Department and the Group's internal control system
- to review the Company's policies and practices on corporate governance

The terms of reference setting out the Audit Committee's authority and its duties are available on the HHL Website and the HKEx Website.

Remuneration Committee

The Remuneration Committee comprises three Independent Non-executive Directors namely, Dr. Gordon YEN (Chairman), Ms. Linda Lai Chuen LOKE and Mr. Guy Man Guy WU and a Non-executive Director, Mr. Carmelo Ka Sze LEE. The head of Group Human Resources Department of the Company, or in his/her absence, his representative, serves as the secretary of the Remuneration Committee and minutes of the meetings are sent to the members of the Remuneration Committee within a reasonable time after the meetings.

The Remuneration Committee has adopted the model that it will review the proposals made by the management on the remuneration of Executive Directors and senior management, and make recommendations to the Board. The Board will have final authority to approve the recommendations made by the Remuneration Committee.

Major roles and functions of the Remuneration Committee include:

- to make recommendations to the Board on the Company's policy and structure for all Directors' and senior management's remuneration; and the establishment of a formal and transparent procedure for developing remuneration policy
- to review and approve the management's remuneration proposals with reference to the Board's corporate goals and objectives
- to make recommendations to the Board on the remuneration packages of individual Executive Directors and senior management
- to make recommendations to the Board on the remuneration of Non-executive Directors

Principal works performed during the year under review included:

- to review and recommend on the remuneration packages of all Executive Directors for the year of 2015 and bonus payment for the year of 2014
- to review the level of Directors' fees and make recommendations on the Directors' fees for the year ended 30 June 2015

The terms of reference setting out the Remuneration Committee's authority and its duties are available on the HHL Website and the HKEx Website.

Attendance at Meetings

During the year under review, the attendance records of the Directors at Board Meetings, Audit Committee Meetings, Remuneration Committee Meetings and the 2014 Annual General Meeting are as follows:

	Number of meetings attended/held			
Name of Directors	Board Meetings	Audit Committee Meetings	Remuneration Committee Meetings	2014 Annual General Meeting
Executive Directors				
Sir Gordon WU KCMG, FICE *Chairman*	4/4	N/A	N/A	1/1
Mr. Eddie Ping Chang HO *Vice Chairman*	4/4	N/A	N/A	1/1
Mr. Thomas Jefferson WU *Managing Director*	4/4	N/A	N/A	1/1
Mr. Josiah Chin Lai KWOK *Deputy Managing Director*	4/4	N/A	N/A	1/1
Mr. Albert Kam Yin YEUNG	4/4	N/A	N/A	1/1
Mr. William Wing Lam WONG	4/4	N/A	N/A	1/1
Ir. Leo Kwok Kee LEUNG	4/4	N/A	N/A	1/1
Non-executive Directors				
Lady WU JP	4/4	N/A	N/A	1/1
Mr. Carmelo Ka Sze LEE JP	4/4	N/A	2/2	1/1
Independent Non-executive Directors				
Mr. Guy Man Guy WU	4/4	2/2	2/2	1/1
Ms. Linda Lai Chuen LOKE	4/4	2/2	2/2	1/1
Mr. Sunny TAN	4/4	2/2	N/A	1/1
Dr. Gordon YEN	4/4	N/A	2/2	1/1
Mr. Ahito NAKAMURA	4/4	N/A	N/A	1/1
Mr. Yuk Keung IP *(appointed on 10 April 2015)*	1/1	N/A	N/A	N/A

In addition, the Chairman of the Board held a meeting with the Non-executive Directors and the Independent Non-executive Directors without the presence of the Executive Directors in May 2015.

Induction Programme and Training for Board Members

A comprehensive, formal and tailored induction programme on key areas of business operations and practices of the Company is given to newly appointed Board members by the management of the Company. A Guide on Directors' Duties published by the Companies Registry and/or a Guide for Independent Non-executive Directors published by The Hong Kong Institute of Directors (in case of Independent Non-executive Director(s)) has/have been sent to each Director for his/her information and ready reference.

During the year under review, Directors received regular updates and presentations on changes and developments to the Group's business and on the latest developments in the laws, rules and regulations relating to Directors' duties and responsibilities.

Directors' training is an ongoing process. All Directors are encouraged to attend relevant training courses to enrich their knowledge in discharging their duties as a director.

To summarise, the Directors received trainings on the following areas to update and develop their skills and knowledge during the year under review:

Name of Directors	Corporate Governance	Legal and Regulatory	Group's Businesses
Executive Directors			
Sir Gordon WU KCMG, FICE	✓	✓	✓
Mr. Eddie Ping Chang HO	✓	✓	✓
Mr. Thomas Jefferson WU	✓	✓	✓
Mr. Josiah Chin Lai KWOK	✓	✓	✓
Mr. Albert Kam Yin YEUNG	✓	✓	✓
Mr. William Wing Lam WONG	✓	✓	✓
Ir. Leo Kwok Kee LEUNG	✓	✓	✓
Non-executive Directors			
Lady WU JP	✓	✓	✓
Mr. Carmelo Ka Sze LEE JP	✓	✓	✓
Independent Non-executive Directors			
Mr. Guy Man Guy WU	✓	✓	✓
Ms. Linda Lai Chuen LOKE	✓	✓	✓
Mr. Sunny TAN	✓	✓	✓
Dr. Gordon YEN	✓	✓	✓
Mr. Ahito NAKAMURA	✓	✓	✓
Mr. Yuk Keung IP	✓	✓	✓

Company Secretary

The Company Secretary is responsible to the Board for ensuring that the Board procedures are followed and the Board activities are efficiently and effectively conducted. He is also responsible for ensuring that the Board is fully appraised of the relevant legislative, regulatory and corporate governance developments relating to the Group and facilitating the induction and professional development of Directors.

The Company Secretary reports to the Chairman and the Managing Director, plays an essential role in the relationship between the Company and its shareholders, and assists the Board in discharging its obligations to shareholders pursuant to the Listing Rules.

During the year under review, Mr. Po Wah HUEN of Fair Wind Secretarial Services Limited, an external service provider, has been engaged by the Company as its Company Secretary. The primary contact person of the Company with Mr. HUEN is Mr. Josiah Chin Lai KWOK, the Deputy Managing Director. Mr. HUEN attended no less than 15 hours of relevant professional training during the year under review.

Accountability and Audit

Financial Reporting

The Directors recognise the responsibility for preparing the consolidated financial statements of the Group. The Directors consider that the Group has adequate resources to continue in business for the foreseeable future and are not aware of material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

During the year under review, all Directors have been provided, on a monthly basis, with the Group's updates giving a balanced and understandable assessment of the Group's performance, position and prospects in sufficient detail to enable the Board as a whole and each Director to discharge their duties under the relevant requirements of the Listing Rules.

External Auditor and their Remuneration

The Company's external auditor is DTT. The responsibilities of the auditor with respect to the financial reporting are set out in the Independent Auditor's Report on pages 111 to 112 of this Annual Report. The independence of the external auditor is monitored by the Audit Committee which is primarily responsible for making recommendations to the Board on the appointment of the external auditor as well as approving their terms of engagement and remuneration. Apart from the statutory audit of the Group's consolidated financial statements, DTT was also engaged to perform a review on the interim financial information of the Company for the six months ended 31 December 2014.

During the year ended 30 June 2015, the fees payable by the Group to the external auditor in respect of audit and non-audit services provided by them were as follows:

	HK$'000
Audit services	**5,502**
Non-audit services:	
Interim review	**921**
Others	**30**
Total	**6,453**

Internal Controls

The Board is of the opinion that a sound internal control system will help achieve the Group's business objectives, safeguard the Group's assets, and contribute to the effectiveness and efficiency of operations, the reliability of financial reporting and the Group's compliance with applicable laws and regulations.

The Group's internal control procedures include a comprehensive budgeting, information reporting and performance monitoring system.

Business plans and budgets are prepared annually by the management of each business unit and are subject to review and approval by the Executive Directors. During the processes, the management identifies, evaluates and reports on the likelihood and potential financial impact of significant business risks. These plans and budgets are then reviewed periodically against actual performance for validity and adjustments. Various guidelines and procedures have been established for the approval and control of operating expenses, capital expenditures, project investments, unbudgeted items and acquisitions.

The Executive Directors review monthly management reports and hold periodical meetings with the senior operational and finance management to discuss business performance, budget variances, forecasts, market outlooks, and to address any accounting and finance related matters.

The Board acknowledges its responsibility for the Group's internal control system and for reviewing its effectiveness through the Audit Committee. Evaluation of the Group's internal control, including its effectiveness, proper functioning and compliance with internal policies and external regulations, is independently conducted by the Internal Audit Department on an on-going basis for principal operations. Audit findings and risk concerns are raised to responsible management for rectification with significant items reported to the Audit Committee at least twice every year. Implementation status of audit findings would also be followed up by the Internal Audit Department and reported to the Audit Committee.

During the year under review, the Board, through the Audit Committee, has consistently reviewed the effectiveness and proper functioning of the Group's internal control system. No major exception was noted.

Business Ethics

The Company considers ethical corporate culture and employees' honesty and integrity to be important assets and endeavours to comply with the laws and regulations of the countries in which we operate. All Directors and employees are required to act responsibly to ensure that the reputation of the Company is not tarnished. To uphold a high standard of integrity in all aspects of everyday activities, the Company adopts a Code of Conduct which provides employees with a set of defined ethical standards for adherence. The Code of Conduct is posted on the Company's intranet for observance by all staff. The heads of Business Units, through the Human Resources Department, are charged with the responsibility of disseminating the Code of Conduct to the employees concerned.

Remuneration Policy

The Company recognises the need to implement a competitive remuneration policy in order to attract, retain and motivate the Directors and senior management to achieve the corporate targets. The remuneration package of the Executive Directors comprises some fixed elements: basic salary, mandatory provident fund contribution and other benefits including medical cover, as well as discretionary bonus, share options and/or share awards which are performance related elements. No Director is allowed to approve his/her own remuneration.

The fixed elements of the Executive Directors' remuneration are reviewed annually by reference to the job nature, responsibilities, experience and performance of the individual as well as prevailing market salary practices. Directors' fees for the current financial year were approved by the shareholders at the 2014 Annual General Meeting.

Inside Information Policy

The Board has adopted the Inside Information Policy setting out the guidelines to the Directors and all employees of the Group to ensure that inside information can be promptly identified, assessed and disseminated to the public in equal and timely manner in accordance with the applicable laws and regulations.

Model Code for Securities Transactions

The Company has adopted the Model Code as its model code for securities transactions by the Directors and an employees' share dealing rules ("Share Dealing Rules") on terms no less exacting than those set out in the Model Code for the relevant employees who are or may be in possession of inside information. Having made specific enquiry with Directors and the relevant employees, all of them have confirmed that they have fully complied with the Model Code and the Share Dealing Rules respectively throughout the year under review.

Shareholders

Communication with Shareholders

The Company recognises the importance of communication with shareholders of the Company, both individual and institutional, as well as potential investors. The Board has adopted the Shareholders Communication Policy setting out the provisions with the objective of ensuring that the shareholders and potential investors are provided with ready, equal and timely access to balanced and understandable information about the Company, in order to enable the shareholders to exercise their rights in an informed manner, and to allow the shareholders and potential investors to engage actively with the Company. The Shareholders Communication Policy is posted on the HHL Website.

Disclosure of Information on HHL Website

The Company endeavours to disclose all material information about the Group to all interested parties as widely and as timely as possible. The Company maintains a corporate website at www.hopewellholdings.com where important and updated information about the Group's activities and corporate matters such as annual and interim reports, announcements, business development and operations, corporate governance practices and other information are available for review by shareholders and other stakeholders. When announcements are made through the Stock Exchange, the same information is made available on the HHL Website.

Annual General Meeting

The Company's annual general meeting is one of the principal channels of communication with its shareholders. It provides an opportunity for shareholders to communicate face to face with the Directors about the Company's performance and operations. It has been the practice for all the Directors (including the Chairman) and the chairmen of the Audit Committee and the Remuneration Committee together with the external auditor of the Company to attend the annual general meetings to answer shareholders' questions. The 2014 Annual General Meeting was held at Auditorium, 3/F., KITEC, 1 Trademart Drive, Kowloon Bay, Kowloon, Hong Kong on 21 October 2014. The 2015 Annual General Meeting has been scheduled to be held on 26 October 2015.

Investor Relations

The Company regards effective two-way communications with the investment community as the key to high level of corporate governance and transparency, which enhances the market's confidence in its businesses, thereby creating value for its shareholders.

During the year under review, the Company interacted proactively with existing shareholders, potential investors and equity analysts. Its management team explained the interim and final results to the investment community in order to help it better understand the Company's strategy, operations and new developments. Stakeholders can access all necessary information such as press releases, announcements as well as interim and annual reports on the Company's website. In addition, the investor relations team organized site visits, non-deal road shows and participated in investor conferences in Hong Kong and overseas. In so doing, the Company reached out to investors worldwide and kept them abreast of its businesses and financial performances.

Going forward, the Company will continue to promote two-way communications with the investment community. High standards of corporate governance and transparency will be reflected by the value which investors place on the Company. Investors are welcome to send any comment or enquiry to the Company's investor relations team at ir@hopewellholdings.com.

During the year under review, there was no significant change in the Company's constitutional documents.

Shareholders' Rights

The Company recognises the significance and importance of having a governance framework that protects shareholders' rights.

Voting by poll

Save as provided under the Listing Rules, resolutions put to vote at the general meetings of the Company (other than procedural matters) are taken by poll. Procedures regarding the conduct of the poll are explained to the shareholders at each general meeting, and questions from shareholders regarding the voting procedures are answered. The poll results are posted on the HHL Website and HKEx Website on the same day of the poll.

Convening of a general meeting on requisition by shareholders

In accordance with Sections 566 to 568 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), shareholder(s) representing at least 5% of the total voting rights of all the shareholders having a right to vote at general meetings of the Company, may request the Directors to convene a general meeting. The written requisition must state the object of the meeting, and must be authenticated by the shareholder(s) concerned. The requisition may consist of several documents in like form, and each must be authenticated by the shareholder(s) concerned, which must be deposited at the registered office of the Company at 64th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong for the attention of the Company Secretary.

If the Directors do not within 21 days after the date on which they become subject to the requirement call a general meeting to be held on a date not more than 28 days after the date of the notice convening the meeting, the shareholder(s) concerned or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting, provided that such general meeting must be called for a date not more than 3 months after the date on which the Directors become subject to the requirement to call a meeting.

The meeting convened by the shareholder(s) shall be called in the same manner, as nearly as possible, as that in which that general meeting is required to be called by the Directors.

Procedures for directing shareholders' enquiries to the Board

Shareholders may at any time send their enquiries and concerns to the Board in writing through the Investor Relations Department whose contact details are as follows:

Investor Relations Department
Hopewell Holdings Limited
64th Floor, Hopewell Centre,
183 Queen's Road East,
Wan Chai, Hong Kong
Email: ir@hopewellholdings.com
Tel No.: (852) 2528 4975
Fax No.: (852) 2529 8602

Company Secretarial Department, Corporate Communications Department and Investor Relations Department of the Company handle both telephone and written enquiries from shareholders from time to time.

Shareholders' enquiries and concerns will be forwarded to the Board and/or relevant Board committees of the Company, where appropriate, to answer the shareholders' questions.

Procedures for putting forward proposals at general meetings by shareholders

Shareholders are requested to follow sections 580 and 615 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) for putting forward proposals at general meetings. Shareholder(s) representing at least 2.5% of the total voting rights of all shareholders having a right to vote at the general meeting, or at least 50 shareholders of the Company having a right to vote at the general meeting, may request in writing the Company to circulate resolutions which may properly be moved and is intended to be moved at the general meeting; and to circulate statements regarding resolutions proposed at the general meeting. The requisition must be authenticated by the shareholder(s) concerned and should be deposited at the registered office of the Company at 64th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong for the attention of the Company Secretary where, (i) in the case of a requisition for the circulation of resolutions to be moved at an annual general meeting, the requisition must be received by the Company not later than 6 weeks before the annual general meeting; or (ii) in the case of a requisition for the circulation of statements regarding resolutions proposed at a general meeting, such requisition must be received by the Company not later than 7 days before the general meeting.

Pursuant to Article 107 of the Company's Articles of Association, no person (other than a retiring Director) shall be eligible for election to the office of Director at any general meeting unless (a) he/she is recommended by the Board for election; or (b) a shareholder of the Company shall have given notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his/her willingness to be elected shall have been given to the Company in the period commencing no earlier than the day after the despatch of the notice of the general meeting appointed for such election and ending no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days. The written notice must state that person's biographical details as required by Rule 13.51(2) of the Listing Rules. The procedures for shareholders of the Company to propose a person for election as Director is posted on the HHL Website.

Report of the Directors

The Directors have pleasure in presenting their report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30 June 2015.

Principal Activities

The principal activity of the Company is investment holding and the Company's subsidiaries are active in the fields of investment in infrastructure projects, property development and investment, property agency and management, hotel investment and management, restaurant and catering operations.

Results

The results of the Group for the year ended 30 June 2015 are set out in the Consolidated Statement of Profit or Loss and Other Comprehensive Income on page 113.

Dividends

The Directors recommend the payment of a final cash dividend of HK70 cents (2014: HK60 cents) per share in respect of the year ended 30 June 2015.

Together with the interim cash dividend of HK50 cents (2014: HK50 cents) per share paid on 17 February 2015, the total cash dividends for the year will amount to HK120 cents (2014: HK110 cents) per share.

Business Review

The business review of the Group for the year ended 30 June 2015 is set out in the sections headed "Chairman's Statement", "Management Discussion and Analysis" and "Highlights of Sustainability Report" from pages 4 to 9, pages 20 to 76 and pages 77 to 78 respectively. Description of the risks and uncertainties facing the Company can be found throughout this Annual Report.

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section headed "Business Review" as set out on pages 20 to 67.

Shares Issued

Details of the shares of the Company issued during the year are set out in note 32 to the consolidated financial statements.

Distributable Reserve

The Company's distributable reserve at 30 June 2015 amounted to approximately HK$10,697 million (2014: HK$8,528 million) which represented retained profits of the Company as at that date.

Donations

Donations made by the Group during the year for charitable and other purposes amounted to HK$1,696,000 (2014: HK$556,000).

Principal Properties

Particulars regarding the major properties and property interests of the Group are set out on pages 186 to 188.

Major Customers and Suppliers

During the year, both the aggregate amount of purchases attributable to the Group's 5 largest suppliers and the aggregate amount of turnover attributable to the Group's 5 largest customers were less than 30% of total purchases and turnover of the Group respectively.

Directors and Senior Management

The Directors and their profiles as at the date of this report are set out on pages 11 to 19. Changes during the year and up to the date of this report are as follows:

Sir Gordon WU (appointed as the alternate director to Mr. Eddie Ping Chang HO on 27 March 2015)

Mr. Yuk Keung IP (appointed as an Independent Non-executive Director and a member of the Audit Committee on 10 April 2015)

In accordance with the Company's Articles of Association, every Director shall retire at the conclusion of the annual general meeting of the Company held in the third year following the year of his/her last election/re-election and shall be eligible for re-election subject to the provisions of the Articles of Association of the Company. Mr. Eddie Ping Chang HO, Mr. Albert Kam Ying YEUNG, Ir. Leo Kwok Kee LEUNG and Dr. Gordon YEN shall retire from office at the 2015 Annual General Meeting and, being eligible, offered themselves for re-election.

Furthermore, in accordance with the Company's Articles of Association, all newly appointed Directors shall hold office until the next following general meeting of the Company after their appointment and shall then be eligible for re-election. Mr. Yuk Keung IP, who was appointed as an Independent Non-executive Director on 10 April 2015, shall hold office until the 2015 Annual General Meeting after his appointment and, being eligible, offered himself for re-election.

The businesses of the Group are under the direct responsibility of the Executive Directors of the Company who are regarded as members of the Group's senior management.

Directors of Subsidiaries

Other than the Directors named in the section headed "Profile of Directors", the persons who have served on the boards of the subsidiaries of the Company during the year ended 30 June 2015 and up to the date of this report included Mr. Alan Chi Hung CHAN, Ms. Siu Hung CHONG, Mr. Po Wah HUEN, Mr. Cheng Hui JIA, Ms. Josephine Wai Fun LAM, Ms. Edith Tak Ching LEE, Mr. Chi Fai LEUNG, Mr. Pei Sai LEUNG, Mr. Brian David Man Bun LI, Mr. Tai On LO, Mr. Chi Choi POON, Professor Chung Kwong POON, Mr. Ontowirjo SOEWARNO, Mr. Daniel Chun Ho WONG, Ms. Carol Ann WU and Mr. Mike Hon Cheung YAU.

Permitted Indemnity Provision

Pursuant to the Company's Articles of Association, subject to the statutes, every Director shall be indemnified out of the assets of the Company against all losses and liabilities which he/she may sustain or incur in or about the execution of his/her office or otherwise in relation thereto. The Company has taken out insurance against the liability and costs associated with defending any proceedings which may be brought against Directors of the Group.

Directors' Material Interests in Transactions, Arrangements or Contracts

No transactions, arrangements or contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries, fellow subsidiaries or its parent company was a party or were parties and in which a Director or any entities connected with him/her had a material interest, whether directly or indirectly, subsisted during or at the end of the year.

Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 30 June 2015, the interests and short positions of the Directors and the chief executives of the Company in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(A) the Company

	Shares[i]					
Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[ii] (interests of controlled corporation)	Other interests	Total interests	Approximate % of number of shares in issue
Sir Gordon WU	75,083,240	25,972,800[iii]	111,250,000[iv]	30,680,000[v]	242,986,040[viii]	27.87
Eddie Ping Chang HO	27,691,500	–	70,000	–	27,761,500	3.18
Thomas Jefferson WU	27,710,000	–	–	–	27,710,000	3.17
Josiah Chin Lai KWOK	1,275,000	–	–	–	1,275,000	0.14
Guy Man Guy WU	2,645,650	–	–	–	2,645,650	0.30
Lady WU	25,972,800	125,143,240[vi]	61,190,000[vii]	30,680,000[v]	242,986,040[viii]	27.87
Linda Lai Chuen LOKE	–	1,308,981	–	–	1,308,981	0.15
Albert Kam Yin YEUNG	40,000	–	–	–	40,000	0.00
William Wing Lam WONG	338,000	–	–	–	338,000	0.03

Notes:

(i) All interests in the shares of the Company were long positions.

(ii) The corporate interests were beneficially owned by companies in which the relevant Directors were deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The family interests in 25,972,800 shares represented the interests of his wife Lady WU.

(iv) The corporate interests in 111,250,000 shares held by Sir Gordon WU included the corporate interests in 61,190,000 shares referred to in Note (vii).

(v) The other interests in 30,680,000 shares represented the interests held by Sir Gordon WU jointly with Lady WU.

(vi) The family interests in 125,143,240 shares represented the interests of Sir Gordon WU. This figure included 50,060,000 shares held by Sir Gordon WU through corporations.

(vii) The corporate interests in 61,190,000 shares were held through corporations owned by Sir Gordon WU and Lady WU as to 50% each.

(viii) Sir Gordon WU and Lady WU were deemed under the SFO to have same interests with each other.

(B) Associated Corporation — HHI

	HHI shares[i]					
Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[ii] (interests of controlled corporation)	Other interests	Total interests	Approximate % of number of shares in issue
Sir Gordon WU	17,471,884	6,815,920[iii]	26,812,498[iv]	7,670,000[v]	58,770,302[viii]	1.90
Eddie Ping Chang HO	6,274,075	–	17,500	–	6,291,575	0.20
Thomas Jefferson WU	18,000,000	–	–	–	18,000,000	0.58
Josiah Chin Lai KWOK	191,250	–	–	–	191,250	0.00
Guy Man Guy WU	396,847	–	–	–	396,847	0.01
Lady WU	6,815,920	28,986,885[vi]	15,297,497[vii]	7,670,000[v]	58,770,302[viii]	1.90
Linda Lai Chuen LOKE	–	196,347	–	–	196,347	0.00
Albert Kam Yin YEUNG	33,500	–	–	–	33,500	0.00
William Wing Lam WONG	31,900	–	–	–	31,900	0.00
Leo Kwok Kee LEUNG	200,000	–	–	–	200,000	0.00

Notes:

(i) All interests in HHI shares were long positions.

(ii) The corporate interests were beneficially owned by companies in which the relevant Directors were deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The family interests in 6,815,920 HHI shares represented the interests held by Lady WU.

(iv) The corporate interests in 26,812,498 HHI shares held by Sir Gordon WU included the corporate interests in 15,297,497 HHI shares referred to in Note (vii).

(v) The other interests in 7,670,000 HHI shares represented the interests held by Sir Gordon WU jointly with Lady WU.

(vi) The family interests in 28,986,885 HHI shares represented the interests of Sir Gordon WU. This figure included 11,515,001 HHI shares held by Sir Gordon WU through corporations.

(vii) The corporate interests in 15,297,497 HHI shares were held through corporations owned by Sir Gordon WU and Lady WU as to 50% each.

(viii) Sir Gordon WU and Lady WU were deemed under the SFO to have same interests with each other.

Save as disclosed above, as at 30 June 2015, none of the Directors or the chief executives of the Company had any other interests or short positions in shares, underlying shares or debentures of the Company or any of its associated corporations as recorded in the register kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange under the Model Code.

Share Options of the Company

2003 HHL Share Option Scheme

(A) A share option scheme was approved by the shareholders of the Company effective on 1 November 2003 (the "2003 HHL Share Option Scheme") and terminated with effect from the adoption of the new share option scheme of the Company by the shareholders on 21 October 2013. No further options will be granted but in all other respects the provisions of the 2003 HHL Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any options granted under the 2003 HHL Share Option Scheme prior to its termination, or otherwise as may be required in accordance with the provisions of the 2003 HHL Share Option Scheme. A summary of some of the principal terms of the 2003 HHL Share Option Scheme is set out in (B) below.

(B) The 2003 HHL Share Option Scheme is designated to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to any eligible persons (including substantial shareholders of the Company, directors or employees or consultants, professionals or advisers of/to each member of the Group) and for such other purposes as the Board may approve from time to time.

The maximum entitlement of each participant under the 2003 HHL Share Option Scheme in any 12-month period must not exceed 1% of the total number of shares in issue of the Company. As at the date of this report, there were still options granted and outstanding under the 2003 HHL Share Option Scheme and 163,000 shares were issuable for options granted under the 2003 HHL Share Options Scheme, representing approximately 0.02% of the total number of shares in issue of the Company.

The period within which an option may be exercised will be determined by the Board in its discretion, save that an option shall expire not later than 10 years after the date of grant. Unless otherwise determined by the Board and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 14 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the Board may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall be at least the higher of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant (deemed to be the date of offer), which must be a business day; and (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant.

(C) Details of the movements of share options under the 2003 HHL Share Option Scheme during the year ended 30 June 2015 were as follows:

			Number of share options						
	Date of grant	Exercise price per share *HK$*	Outstanding at 01/07/2014	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 30/06/2015	Exercise period	Closing price before date of grant falling within the year *HK$*
Employees	15/11/2007	36.10	3,216,000	–	–	(3,216,000)	–	01/12/2008-30/11/2014	N/A
Employees	24/07/2008	26.35	619,400	–	(341,400)	–	278,000	01/08/2009-31/07/2015	N/A
Employees	11/03/2009	21.45	331,000	–	(40,000)	(128,000)	163,000	18/03/2010-17/03/2016	N/A
Total			**4,166,400**	**–**	**(381,400)**	**(3,344,000)**	**441,000**		

No options were cancelled during the year.

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$29.71.

The exercise period of the options granted on 15 November 2007, 24 July 2008 and 11 March 2009 is set out below:

Maximum options exercisable	Exercise period
Granted on 15 November 2007	
20% of options granted	01/12/2008–30/11/2009
40%* of options granted	01/12/2009–30/11/2010
60%* of options granted	01/12/2010–30/11/2011
80%* of options granted	01/12/2011–30/11/2012
100%* of options granted	01/12/2012–30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009–31/07/2010
40%* of options granted	01/08/2010–31/07/2011
60%* of options granted	01/08/2011–31/07/2012
80%* of options granted	01/08/2012–31/07/2013
100%* of options granted	01/08/2013–31/07/2015
Granted on 11 March 2009	
20% of options granted	18/03/2010–17/03/2011
40%* of options granted	18/03/2011–17/03/2012
60%* of options granted	18/03/2012–17/03/2013
80%* of options granted	18/03/2013–17/03/2014
100%* of options granted	18/03/2014–17/03/2016

* including those not previously exercised

2013 HHL Share Option Scheme

(A) The shareholders of the Company approved the adoption of a new share option scheme effective on 22 October 2013 ("2013 HHL Share Option Scheme"). The 2013 HHL Share Option Scheme will expire on 21 October 2023, but any options then outstanding will continue to be exercisable. A summary of some of the principal terms of the 2013 HHL Share Option Scheme is set out in (B) below.

(B) The 2013 HHL Share Option Scheme is designated to provide the Company with an alternative means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to any eligible persons (including substantial shareholders of the Company, directors or employees or consultants, professionals or advisers of/to each member of the Group) and for such other purposes as the Board may approve from time to time.

The maximum number of shares in the Company in respect of which options may be granted (together with shares issued pursuant to options exercised and shares in respect of which any option remains outstanding excluding options lapsed from time to time in accordance with the 2013 HHL Share Option Scheme) under the 2013 HHL Share Option Scheme and any other share option schemes of the Company will not exceed 10% in aggregate the total number of shares in issue as at the date of adoption of the 2013 HHL Share Option Scheme, unless a fresh approval from the shareholders is obtained. The maximum entitlement of each participant under the 2013 HHL Share Option Scheme in any 12-month period must not exceed 1% of the total number of shares in issue of the Company. As at the date of this report, no options were granted under the 2013 HHL Share Option Scheme and 87,205,492 shares were issuable under the 2013 HHL Share Option Scheme, representing approximately 10% of the total number of shares in issue of the Company.

The period within which an option may be exercised will be determined by the Board in its discretion, save that an option shall expire not later than 10 years after the date of grant. Unless otherwise determined by the Board and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for such time to be determined by the Board and specified in the offer letter. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the Board may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall be at least the higher of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant (deemed to be the date of offer), which must be a business day; and (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant.

Share Options of HHI

2003 HHI Share Option Scheme

(A) A share option scheme of HHI was approved by the written resolutions of the then sole shareholder of HHI passed on 16 July 2003 and approved by the shareholders of the Company at an extraordinary general meeting held on 16 July 2003 (the "2003 HHI Share Option Scheme"). The 2003 HHI Share Option Scheme expired on 15 July 2013. No further options will be granted but in all other respects the provisions of the 2003 HHI Share Options Scheme shall remain in full force and effect, and options which were granted during the life of the 2003 HHI Share Option Scheme may continue to be exercisable in accordance with their respective terms of issue. A summary of some of the principal terms of the 2003 HHI Share Option Scheme is set out in (B) below.

(B) The purpose of the 2003 HHI Share Option Scheme is to provide HHI with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to any eligible persons (including substantial shareholders of HHI, directors or employees or consultants, professionals or advisers of/to each member of the HHI Group) and for such other purposes as the HHI Board may approve from time to time.

The maximum entitlement of each participant under the 2003 HHI Share Option Scheme in any 12-month period must not exceed 1% of the total number of shares in issue of HHI. As at the date of this report, there were no options granted and outstanding under the 2003 HHI Share Option Scheme.

The period within which an option may be exercised will be determined by the HHI Board at its absolute discretion, save that an option shall expire not later than 10 years after the date of grant. Unless otherwise determined by the HHI Board and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the HHI Board may in its absolute discretion determine and notified to a participant. The exercise price shall be at least the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share of HHI.

(C) Details of the movements of share options under the 2003 HHI Share Option Scheme during the year ended 30 June 2015 were as follows:

	Date of grant	Exercise price per share *HK$*	Number of HHI share options Outstanding at 01/07/2014	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 30/06/2015	Exercise period	Closing price before date of grant falling within the year *HK$*
Employees of HHI	19/11/2007	6.746	360,000	–	–	(360,000)	–	01/12/2008-30/11/2014	N/A
Employees of HHI	24/07/2008	5.800	400,000	–	–	–	400,000	01/08/2009-31/07/2015	N/A
Total			**760,000**	**–**	**–**	**(360,000)**	**400,000**		

No options were cancelled during the year.

The exercise period of the options granted on 19 November 2007 and 24 July 2008 is set out below:

Maximum options exercisable	**Exercise period**
Granted on 19 November 2007	
20% of options granted	01/12/2008–30/11/2009
40%* of options granted	01/12/2009–30/11/2010
60%* of options granted	01/12/2010–30/11/2011
80%* of options granted	01/12/2011–30/11/2012
100%* of options granted	01/12/2012–30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009–31/07/2010
40%* of options granted	01/08/2010–31/07/2011
60%* of options granted	01/08/2011–31/07/2012
80%* of options granted	01/08/2012–31/07/2013
100%* of options granted	01/08/2013–31/07/2015

* including those not previously exercised

2013 HHI Share Option Scheme

(A) A new share option scheme was approved by both the shareholders of the Company and HHI effective on 22 October 2013 (the "2013 HHI Share Option Scheme"). The 2013 HHI Share Option Scheme will expire on 21 October 2023, but any options then outstanding will continue to be exercisable. A summary of some of the principal terms of the 2013 HHI Share Option Scheme is set out in (B) below.

(B) The 2013 HHI Share Option Scheme is designated to provide HHI with an alternative means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to any eligible persons (including substantial shareholders of HHI, directors or employees or consultants, professionals or advisers of/to each member of the HHI Group) and for such other purposes as the HHI Board may approve from time to time.

The maximum number of shares in HHI in respect of which options may be granted (together with shares issued pursuant to options exercised and shares in respect of which any option remains outstanding excluding options lapsed from time to time in accordance with 2013 HHI Share Options Scheme) under the 2013 HHI Share Option Scheme and any other share option schemes of HHI will not exceed 10% in aggregate the total number of shares in issue as at the date of adoption of the 2013 HHI Share Option Scheme, unless a fresh approval from the shareholders is obtained. The maximum entitlement of each participant under the 2013 HHI Share Option Scheme in any 12-month period must not exceed 1% of the total number of shares in issue of HHI. As at the date of this report, no options were granted under the 2013 HHI Share Option Scheme and 308,169,028 HHI shares were issuable under the 2013 HHI Share Option Scheme, representing approximately 10% of the total issued shares of HHI.

The period within which an option may be exercised will be determined by the HHI Board in its discretion, save that an option shall expire not later than 10 years after the date of grant. Unless otherwise determined by the HHI Board and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for such time to be determined by the HHI Board and specified in the offer letter. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the board of HHI may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall be at least the highest of (a) the closing price of HHI shares as stated in the Stock Exchange's daily quotations sheet on the date of grant (deemed to be the date of offer), which must be a business day; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheet for the 5 business days immediately preceding the date of grant; and (c) the nominal value of a share of HHI.

Share Awards of the Company

(A) The HHL Share Award Scheme was adopted by the Board on 25 January 2007 ("HHL Adoption Date"). Unless terminated earlier by the Board, the HHL Share Award Scheme shall be valid and effective for a period of 15 years commencing on the HHL Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHL Adoption Date. A summary of some of the principal terms of the HHL Share Award Scheme is set out in (B) below.

(B) The purpose of the HHL Share Award Scheme is to recognise the contributions by certain employees (including without limitation employees who are also Directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the HHL Share Award Scheme, the Board (or where the relevant selected employee is a Director, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHL Share Award Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the HHL Share Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the total number of shares in issue of the Company as at the date of such grant.

(C) During the year under review, cash dividend income amounting to HK$81,082 and 3,600 HHI Shares (2014: HK$78,217) were received in respect of the shares held upon the trust for the HHL Share Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash or shares for the purchase of shares which shall become returned shares for the purpose of the HHL Share Award Scheme, or apply such cash or shares to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash or shares to the Company, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the Board.

(D) There were no awarded shares granted or outstanding during the year ended 30 June 2015.

Share Awards of HHI

(A) The HHI Share Award Scheme was adopted by the HHI Board on 25 January 2007 ("HHI Adoption Date"). Unless terminated earlier by HHI Board, the HHI Share Award Scheme shall be valid and effective for a period of 15 years commencing on the HHI Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHI Adoption Date. A summary of some of the principal terms of the HHI Share Award Scheme is set out in (B) below.

(B) The purpose of the HHI Share Award Scheme is to recognise the contributions by certain employees (including without limitation employees who are also directors) of HHI Group and to give incentive in order to retain them for the continual operation and development of HHI Group and to attract suitable personnel for further development of HHI Group.

Under the HHI Share Award Scheme, the HHI Board (or where the relevant selected employee is a director of HHI, the remuneration committee of HHI) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHI Share Award Scheme and determine the number of shares to be awarded. The HHI Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the HHI Board under the HHI Share Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the total number of shares in issue of HHI as at the date of such grant.

(C) There were no awarded shares granted or outstanding during the year ended 30 June 2015 and accordingly no dividend income was received in respect of shares hold upon the trust for the HHI Share Award Scheme (2014: Nil) during the year under review.

Equity-Linked Agreements

Save as disclosed in the sections headed "Share Options of the Company" and "Share Awards of the Company", no equity-linked agreements were entered into during the year or subsisted at the end of the year.

Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous sections headed "Share Options of the Company", "Share Options of HHI", "Share Awards of the Company" and "Share Awards of HHI", at no time during the year ended 30 June 2015 was the Company or any of its subsidiaries, fellow subsidiaries or its parent company a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the Directors nor any of their spouses or children under the age of 18, had any rights to subscribe for the securities of the Company, or had exercised any such rights.

Directors' Remuneration

The Directors' fees are approved by shareholders at the annual general meeting and the other emoluments payable to Executive Directors are determined by the Board based on the recommendation of the Remuneration Committee with reference to the prevailing market practice, the Company's remuneration policy, the Directors' duties and responsibilities within the Group and contribution to the Group.

Directors' Service Contracts

No Directors proposed for re-election at the 2015 Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation). All the Non-executive Directors and Independent Non-executive Directors are appointed for a fixed period but subject to retirement from office and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), the Group has set up the MPF Schemes. Mandatory contributions to these schemes are made by both the employers and employees at 5% of the employees' monthly relevant income capped at HK$30,000. The employees employed by the PRC subsidiaries are members of the state-managed retirement benefit schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefit schemes is to make the required contributions under the schemes. During the year, the Group made contributions to the MPF Schemes amounted to HK$12,953,618.57 (2014: HK$11,644,000).

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of any business of the Company were entered into during the year or subsisted at the end of the year.

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

As at 30 June 2015, so far as is known to the Directors, the interests or short positions of substantial shareholders and other persons of the Company (other than the Directors and the chief executives of the Company disclosed above) in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, were as follows:

Name	Capacity	Number of shares[i]	Approximate % of number of shares in issue
Longleaf Partners Small Cap Fund	Beneficial owner	54,532,000	6.25%
Southeastern Asset Management, Inc.	Investment manager	87,190,000[ii]	10.00%

Notes:

(i) All interests in the shares of the Company were long positions.

(ii) Southeastern Asset Management Inc. is the investment manager of Longleaf Partners Small Cap Fund and is therefore deemed to be interested in the shares owned by Longleaf Partners Small Cap Fund under the SFO. The interests of Southeastern Asset Management Inc. in 87,190,000 shares included the block of shares beneficially owned by Longleaf Partners Small Cap Fund.

Save as disclosed above, as at 30 June 2015, the Company had not been notified of any other interests or short positions representing 5% or more of the number of shares in issue of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

Purchase, Sale or Redemption of Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year ended 30 June 2015.

Disclosures under Chapter 13 of the Listing Rules

The Sino-foreign co-operative joint ventures jointly controlled by the HHI Group and the PRC joint venture partners which operate toll expressways and infrastructure projects have, following the listing of HHI on the Stock Exchange in 2003, been deemed as subsidiaries of the Company for the purpose of the disclosure requirements under Chapter 13 of the Listing Rules. Accordingly, information on advances and financial assistance to such joint ventures are no longer required under Rules 13.13, 13.16, 13.20 and 13.22 of the Listing Rules to be specifically disclosed in this Annual Report.

Connected Transactions and Continuing Connected Transactions

During the year under review, there were no connected transactions and continuing connected transactions which are required to be disclosed in accordance with the requirements of the Listing Rules. To the best of the Director's knowledge, information and belief having made all reasonable enquiries, none of the related party transactions as disclosed in note 39 to the consolidated financial statements constitutes a connected transaction under Chapter 14A of the Listing Rules.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as at the date of this report, there is sufficient public float of more than 25% of the Company's total number of issued shares as required under the Listing Rules.

Auditor

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as the auditor of the Company will be proposed at the 2015 Annual General Meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU KCMG, FICE
Chairman

Hong Kong, 26 August 2015

Deloitte.
德勤

TO THE MEMBERS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Hopewell Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 113 to 185, which comprise the consolidated statement of financial position as at 30 June 2015, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' Responsibility for the Consolidated Financial Statements

The Directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance, and for such internal control as the Directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 405 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as at 30 June 2015, and of its financial performance and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in compliance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
26 August 2015

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June 2015

	NOTES	2014 HK$'000	2015 HK$'000
Turnover	5	2,092,527	**1,865,233**
Cost of sales and services		(910,682)	**(773,507)**
		1,181,845	**1,091,726**
Other income	6	285,632	**266,492**
Selling and distribution costs		(78,327)	**(86,928)**
Administrative expenses		(337,991)	**(345,781)**
Fair value gain of:			
Completed investment properties	14	125,653	**1,179,345**
155–167 Queen's Road East (investment properties under development)	18	–	**300,507**
Finance costs	7	(99,785)	**(89,875)**
Share of profits of joint ventures:	8		
Expressway projects		711,777	**669,652**
Power plant project and others		154,659	**165,385**
200 Queen's Road East Project			
Sales of properties		–	**74,000**
Fair value gain of investment properties upon completion (200 Queen's Road East's retail portion)		–	**120,000**
Share of profit of an associate		2,203	**2,230**
Profit before taxation	9	1,945,666	**3,346,753**
Income tax expense	10	(329,418)	**(267,233)**
Profit for the year		1,616,248	**3,079,520**
Other comprehensive income (expense):			
Item that may be subsequently reclassified to profit or loss:			
Exchange differences arising on translation of financial statements of subsidiaries and joint ventures		(150,133)	**5,931**
Item that will not be reclassified to profit or loss:			
Gain arising from revaluation of other properties before reclassification to investment properties		187,388	**–**
Other comprehensive income for the year		37,255	**5,931**
Total comprehensive income for the year		1,653,503	**3,085,451**
Profit for the year attributable to:			
Owners of the Company		1,358,168	**2,834,735**
Non-controlling interests		258,080	**244,785**
		1,616,248	**3,079,520**
Total comprehensive income attributable to:			
Owners of the Company		1,442,033	**2,836,171**
Non-controlling interests		211,470	**249,280**
		1,653,503	**3,085,451**
		HK$	**HK$**
Earnings per share	12		
Basic		1.56	**3.25**
Diluted		1.56	**3.25**

Consolidated Statement of Financial Position

At 30 June 2015

	NOTES	2014 HK$'000	**2015** **HK$'000**
ASSETS			
Non-current Assets			
Completed investment properties	14	26,838,359	**28,196,188**
Property, plant and equipment ("PPE")	15	739,728	**689,590**
Properties under development	18		
Commercial portion of HCII (investment properties)		4,411,300	**4,476,413**
Hotel portion of HCII (PPE)		2,232,829	**2,314,751**
155–167 Queen's Road East (investment properties)		–	**756,000**
Properties for development	18	1,233,124	**832,810**
Interests in joint ventures	19		
Expressway projects		7,893,999	**7,976,455**
Power plant project and others		1,090,205	**1,170,256**
200 Queen's Road East Project		–	**194,000**
Interest in an associate	20	30,635	**38,636**
Available-for-sale investments	21	8,977	**8,982**
Amounts due from joint ventures	22	762,806	**–**
		45,241,962	**46,654,081**
Current Assets			
Inventories	23	7,484	**7,099**
Stock of properties	24		
Under development		670,472	**434,605**
Completed		181,101	**551,004**
Trade and other receivables	25	347,542	**259,471**
Deposits and prepayments		124,845	**145,745**
Amounts due from joint ventures	22	2,251,389	**2,070,036**
Bank balances and cash held by:	26		
Hopewell Holdings Limited and its subsidiaries (excluding HHI Group)		4,194,150	**3,767,975**
HHI Group		1,016,188	**717,514**
		8,793,171	**7,953,449**
Assets classified as held for sale (Broadwood Twelve)	14(b)	634,350	**634,350**
		9,427,521	**8,587,799**
Total Assets		54,669,483	**55,241,880**
Time deposits with original maturity over three months held by:			
Hopewell Holdings Limited and its subsidiaries (excluding HHI Group)		*212,330*	***398,536***
HHI Group		*936,743*	***–***
		1,149,073	***398,536***
Cash and cash equivalents held by:			
Hopewell Holdings Limited and its subsidiaries (excluding HHI Group)		*3,981,820*	***3,369,439***
HHI Group		*79,445*	***717,514***
		4,061,265	***4,086,953***
Total bank balances and cash		*5,210,338*	***4,485,489***

	NOTES	2014 HK$'000	**2015** **HK$'000**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	32	11,179,498	**11,192,132**
Reserves	33	32,595,445	**34,337,385**
Equity attributable to owners of the Company		43,774,943	**45,529,517**
Non-controlling interests		3,116,782	**3,275,728**
Total Equity		46,891,725	**48,805,245**
Non-current Liabilities			
Deferred tax liabilities	34	431,954	**499,742**
Amount due to a minority shareholder of a subsidiary	30	50,371	**–**
Other liabilities	37(a)	53,966	**53,966**
Bank borrowings of:	31		
Hopewell Holdings Limited and its subsidiaries (excluding HHI Group)		3,249,800	**4,360,000**
HHI Group		247,900	**–**
		4,033,991	**4,913,708**
Current Liabilities			
Trade and other payables	27	516,988	**549,535**
Rental and other deposits		301,249	**350,165**
Amount due to an associate	28	1,360	**782**
Amount due to a joint venture	28	10,611	**–**
Amount due to a minority shareholder of a subsidiary	30	–	**36,469**
Tax liabilities		289,059	**290,276**
Bank borrowings of:	31		
Hopewell Holdings Limited and its subsidiaries (excluding HHI Group)		2,000,000	**–**
HHI Group		624,500	**295,700**
		3,743,767	**1,522,927**
Total Liabilities		7,777,758	**6,436,635**
Total Equity and Liabilities		54,669,483	**55,241,880**

Thomas Jefferson WU
Managing Director

Josiah Chin Lai KWOK
Deputy Managing Director

Consolidated Statement of Changes in Equity

For the year ended 30 June 2015

	Attributable to owners of the Company											Attributable to non-controlling interests			
	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Translation reserve HK$'000	PRC statutory reserves HK$'000	Property revaluation reserve HK$'000	Share option reserve HK$'000	Shares held for share award scheme HK$'000	Retained profits HK$'000	Sub-total HK$'000	Share option reserve of HHI HK$'000	Share of net assets of subsidiaries HK$'000	Sub-total HK$'000	Total HK$'000
At 1 July 2013	2,179,098	8,864,077	93,279	10,010	1,206,068	125,355	265,003	43,019	(2,178)	30,459,422	43,243,153	2,980	3,265,835	3,268,815	46,511,968
Profit for the year	–	–	–	–	–	–	–	–	–	1,358,168	1,358,168	–	258,080	258,080	1,616,248
Other comprehensive income (expense) for the year	–	–	–	–	(103,523)	–	187,388	–	–	–	83,865	–	(46,610)	(46,610)	37,255
Total comprehensive income (expense) for the year	–	–	–	–	(103,523)	–	187,388	–	–	1,358,168	1,442,033	–	211,470	211,470	1,653,503
Shares issued	5,185	37,859	–	–	–	–	–	(7,736)	–	–	35,308	–	–	–	35,308
Shares repurchased and cancelled (note 32)	(3,636)	–	3,636	–	–	–	–	–	–	(32,584)	(32,584)	–	–	–	(32,584)
Recognition of equity-settled share-based payments	–	–	–	–	–	–	–	29	–	–	29	–	–	–	29
Lapse of vested share options	–	–	–	–	–	–	–	(2,150)	–	4,756	2,606	(2,606)	–	(2,606)	–
Dividends paid to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	–	(360,897)	(360,897)	(360,897)
Dividends recognised as distribution during the year (note 11)	–	–	–	–	–	–	–	–	–	(915,602)	(915,602)	–	–	–	(915,602)
Transfers between reserves	–	–	–	–	–	13,242	–	–	–	(13,242)	–	–	–	–	–
Transfer upon abolition of par value under the new Hong Kong Companies Ordinance (Note)	8,998,851	(8,901,936)	(96,915)	–	–	–	–	–	–	–	–	–	–	–	–
At 30 June 2014	11,179,498	–	–	10,010	1,102,545	138,597	452,391	33,162	(2,178)	30,860,918	43,774,943	374	3,116,408	3,116,782	46,891,725
Profit for the year	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**2,834,735**	**2,834,735**	**–**	**244,785**	**244,785**	**3,079,520**
Other comprehensive income for the year	**–**	**–**	**–**	**–**	**1,436**	**–**	**–**	**–**	**–**	**–**	**1,436**	**–**	**4,495**	**4,495**	**5,931**
Total comprehensive income for the year	**–**	**–**	**–**	**–**	**1,436**	**–**	**–**	**–**	**–**	**2,834,735**	**2,836,171**	**–**	**249,280**	**249,280**	**3,085,451**
Shares issued	**12,634**	**–**	**–**	**–**	**–**	**–**	**–**	**(2,780)**	**–**	**–**	**9,854**	**–**	**–**	**–**	**9,854**
Lapse of vested share options	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(27,425)**	**–**	**27,648**	**223**	**(223)**	**–**	**(223)**	**–**
Dividends paid to non-controlling interests	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(222,106)**	**(222,106)**	**(222,106)**
Net effect of dividends recognised as distribution during the year (note 11)	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(1,122,555)**	**(1,122,555)**	**–**	**131,995**	**131,995**	**(990,560)**
Increase in net assets value attributable to the Group upon distribution in specie of HHI shares (note 11)	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**30,881**	**30,881**	**–**	**–**	**–**	**30,881**
Transfers between reserves	**–**	**–**	**–**	**–**	**–**	**13,282**	**–**	**–**	**–**	**(13,282)**	**–**	**–**	**–**	**–**	**–**
At 30 June 2015	**11,192,132**	**–**	**–**	**10,010**	**1,103,981**	**151,879**	**452,391**	**2,957**	**(2,178)**	**32,618,345**	**45,529,517**	**151**	**3,275,577**	**3,275,728**	**48,805,245**

Note: Par value of the Company's shares was retired and the relevant concepts of nominal value, share premium and capital redemption reserve were abolished upon the commencement of the new Hong Kong Companies Ordinance on 3 March 2014.

Consolidated Statement of Cash Flows

For the year ended 30 June 2015

	2014 HK$'000	2015 HK$'000
OPERATING ACTIVITIES		
Profit before taxation	1,945,666	**3,346,753**
Adjustments for:		
Depreciation of property, plant and equipment	69,129	**73,528**
Finance costs	99,785	**89,875**
Net exchange gain	(6,820)	**(2,532)**
Fair value gain of:		
Completed investment properties	(125,653)	**(1,179,345)**
155–167 Queen's Road East (investment properties under development)	–	**(300,507)**
Interest income	(247,166)	**(231,620)**
Loss on disposal of property, plant and equipment	94	**68**
Share-based payment expense recognised	29	**–**
Share of profits of joint ventures:		
Expressway projects	(711,777)	**(669,652)**
Power plant project and others	(154,659)	**(165,385)**
200 Queen's Road East Project		
Sales of properties	–	**(74,000)**
Fair value gain of investment properties upon completion (200 Queen's Road East's retail portion)	–	**(120,000)**
Share of profit of an associate	(2,203)	**(2,230)**
Operating cash flows before movements in working capital	866,425	**764,953**
Decrease in inventories	334	**385**
Decrease (increase) in stock of properties	120,937	**(134,149)**
Decrease (increase) in trade and other receivables, and deposits and prepayments	51,828	**(94,660)**
(Decrease) increase in trade and other payables, and rental and other deposits	(117,178)	**76,236**
Cash generated from operations	922,346	**612,765**
Tax paid		
Hong Kong Profits Tax	(57,488)	**(65,576)**
Taxation elsewhere	(133,304)	**(74,618)**
NET CASH FROM OPERATING ACTIVITIES	731,554	**472,571**

	2014 HK$'000	2015 HK$'000
INVESTING ACTIVITIES		
Placement of time deposits with original maturity over three months	(2,856,201)	**(1,289,704)**
Withdrawal of time deposits with original maturity over three months	2,545,444	**2,050,589**
Interest received	249,542	**202,086**
Dividends received (net of PRC withholding tax)	916,308	**936,879**
Additions to completed investment properties	(123,873)	**(183,803)**
Additions to property, plant and equipment	(126,917)	**(25,604)**
Net proceeds from disposal of property, plant and equipment	2	**109**
Investment in an joint venture	–	**(131,122)**
Additions to properties for/under development	(435,098)	**(188,195)**
Repayment from joint ventures:		
Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV")	38,160	**262,244**
200 Queen's Road East Project (net)	986,755	**510,000**
Heyuan Project	126,100	**200,920**
Tax paid in Hong Kong for disposal of investment properties held for sale	(11,801)	**–**
Tax paid elsewhere for interest received	(28,895)	**(23,057)**
NET CASH FROM INVESTING ACTIVITIES	1,279,526	**2,321,342**
FINANCING ACTIVITIES		
Repayment of corporate bonds	(745,200)	**–**
New bank borrowings raised	2,376,300	**2,827,800**
Repayment of bank borrowings	(2,659,700)	**(4,295,000)**
Dividends and distributions paid to		
Owners of the Company	(915,602)	**(958,323)**
Non-controlling interests	(360,897)	**(222,106)**
Net proceeds from issue of shares by the Company	35,308	**9,854**
Repurchase of shares	(45,883)	**–**
Repayment to a minority shareholder of a subsidiary	(8,640)	**(17,544)**
Advance from an associate	1,411	**1,462**
Repayment to an associate	(1,649)	**(2,040)**
Advance from a joint venture	1,783	**–**
Finance costs paid	(125,570)	**(107,159)**
NET CASH USED IN FINANCING ACTIVITIES	(2,448,339)	**(2,763,056)**
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(437,259)	**30,857**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	4,489,355	**4,061,265**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	9,169	**(5,169)**
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	4,061,265	**4,086,953**
TIME DEPOSITS WITH ORIGINAL MATURITY OVER THREE MONTHS	1,149,073	**398,536**
TOTAL BANK BALANCES AND CASH	5,210,338	**4,485,489**

Notes to the Consolidated Financial Statements — Company's Statement of Financial Position

At 30 June 2015

	NOTES	2014 HK$'000	**2015 HK$'000**
ASSETS			
Non-current Assets			
Investments in subsidiaries	16	1,151,749	**1,163,455**
Amounts due from subsidiaries	17	36,760,596	**36,974,086**
Investment in an associate	20	–	**–**
Available-for-sale investments	21	3,000	**3,000**
		37,915,345	**38,140,541**
Current Assets			
Other receivables		1,321	**1,701**
Deposits and prepayments		337	**337**
Amounts due from subsidiaries	29	83,307	**75,009**
Bank balances and cash	26	1,962,706	**1,648,012**
		2,047,671	**1,725,059**
Total Assets		39,963,016	**39,865,600**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	32	11,179,498	**11,192,132**
Reserves	33	8,569,335	**10,708,150**
Total Equity		19,748,833	**21,900,282**
Current Liabilities			
Other payables		8,389	**8,442**
Amount due to an associate	28	1,360	**782**
Amounts due to subsidiaries	29	20,204,434	**17,956,094**
Total Liabilities		20,214,183	**17,965,318**
Total Equity and Liabilities		39,963,016	**39,865,600**

Thomas Jefferson WU
Managing Director

Josiah Chin Lai KWOK
Deputy Managing Director

1. General

The Company is a public limited liability company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). The address of the registered office and principal place of business of the Company is 64th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

The consolidated financial statements are presented in Hong Kong dollars, which is also the functional currency of the Company.

The principal activities of the Group are investments in toll roads and power plant, property development and investment, property agency and management, hotel ownership and management, restaurant operations and food catering.

2. Application of New and Revised Hong Kong Financial Reporting Standards ("HKFRSs")

Application of new and revised HKFRSs

The Group has applied for the first time in the current year the following amendments to HKFRSs and a new Interpretation issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"):

Amendments to HKFRSs	Annual Improvements to HKFRSs 2010–2012 Cycle
Amendments to HKFRSs	Annual Improvements to HKFRSs 2011–2013 Cycle
Amendments to HKFRS 10, HKFRS 12 and HKAS 27	Investment Entities
Amendments to HKAS 19	Defined Benefit Plans: Employee Contributions
Amendments to HKAS 32	Offsetting Financial Assets and Financial Liabilities
Amendments to HKAS 36	Recoverable Amount Disclosures for Non-Financial Assets
Amendments to HKAS 39	Novation of Derivatives and Continuation of Hedge Accounting
HK(IFRIC)-Int 21	Levies

The application of the amendments to HKFRSs and the new Interpretation in the current year has had no material impact on the Group's financial performance and positions for the current and prior years and/or the disclosures set out in these consolidated financial statements.

2. Application of New and Revised Hong Kong Financial Reporting Standards ("HKFRSs") (continued)

New and revised HKFRSs in issue but not yet effective

The Group has not early applied the following new and revised HKFRSs that have been issued but are not yet effective:

Amendments to HKFRSs	Annual Improvements to HKFRSs 2012–2014 Cycle[1]
Amendments to HKFRS 10, HKFRS 12 and HKAS 28	Investment Entities: Applying the Consolidation Exception[1]
Amendments to HKFRS 10 and HKAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to HKFRS 11	Accounting for Acquisitions of Interests in Joint Operations[1]
HKFRS 9	Financial Instruments[2]
HKFRS 14	Regulatory Deferral Accounts[3]
HKFRS 15	Revenue from Contracts with Customers[4]
Amendments to HKAS 1	Disclosure Initiative[1]
Amendments to HKAS 16 and HKAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[1]
Amendments to HKAS 16 and HKAS 41	Agriculture: Bearer Plants[1]
Amendments to HKAS 27	Equity Method in Separate Financial Statements[1]

1 Effective for annual periods beginning on or after 1 January 2016
2 Effective for annual periods beginning on or after 1 January 2018
3 Effective for first annual HKFRS financial statements beginning on or after 1 January 2016
4 Effective for annual periods beginning on or after 1 January 2017

HKFRS 9 *Financial Instruments*

HKFRS 9 issued in 2009 introduces new requirements for the classification and measurement of financial assets. HKFRS 9 was subsequently amended in 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for general hedge accounting. Another revised version of HKFRS 9 was issued in 2014 mainly to include (a) impairment requirements for financial assets and (b) limited amendments to the classification and measurement requirements by introducing a "fair value through other comprehensive income" measurement category for certain simple debt instruments.

HKFRS 9 will be adopted in the Group's consolidated financial statements for the annual period beginning on 1 July 2018 and the Directors are in the process of assessing the impact of HKFRS 9 to the consolidated financial statements.

2. Application of New and Revised Hong Kong Financial Reporting Standards ("HKFRSs") (continued)

New and revised HKFRSs in issue but not yet effective (continued)

HKFRS 15 *Revenue from Contracts with Customers*

HKFRS 15 specifies how and when the Group will recognise revenue as well as requiring the Group to provide users of financial statements with more informative and relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. Under HKFRS 15, revenue is recognised in accordance with the core principle by identifying the contract(s) with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract and recognising revenue when (or as) the performance obligation is satisfied. HKFRS 15 also includes a cohesive set of disclosure requirements that would result in providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the contracts with customers.

HKFRS 15 will be adopted in the Group's consolidated financial statements for the annual period beginning on 1 July 2017 and the Directors are in the process of assessing the impact of HKFRS 15 to the consolidated financial statements.

Amendments to HKAS 38 *Clarification of Acceptable Methods of Depreciation and Amortisation*

The amendments to HKAS 38 introduce a rebuttable presumption that the revenue is not appropriate basis for amortisation of an intangible asset. This presumption can only be rebutted in the following two limited circumstances.

(a) when the intangible asset is expressed as a measure of revenue; or

(b) when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

The amendments apply prospectively for annual periods beginning on or after 1 January 2016. The Directors are in the process of assessing the impact of HKAS 38 (Amendments) on amortisation of concession intangible assets held by joint ventures of the Group.

Other than disclosed above, the Directors anticipate that the application of the other new and revised HKFRSs will have no material impact on the results and the financial position of the Group.

3. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance (the "HKCO"). Part 9 of the HKCO "Accounts and Audit" has become fully operational this year. Restated presentation and disclosures required by the HKCO have been added or revised in these consolidated financial statements.

The consolidated financial statements have been prepared on the historical cost basis except for certain properties that are measured at revalued amounts or fair values at the end of each reporting period, as explained in the accounting policies set out below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions, leasing transactions and measurements that have some similarities to fair value but are not fair value, such as net realisable value of inventories or value in use of impairment of assets, if any. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

- has power over the investee;
- is exposed, or has rights, to variable returns from its involvement with the investee; and
- has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

3. Significant Accounting Policies (continued)

Basis of consolidation (continued)

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group's accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Changes in the Group's ownership interests in existing subsidiaries

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognised in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i. e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable HKFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under HKAS 39 *Financial Instruments: Recognition and Measurement*, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Investments in an associate and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of an associate and joint ventures are incorporated in these consolidated financial statements using the equity method of accounting. The financial statements of an associate and joint ventures used for equity accounting purposes are prepared using uniform accounting policies as those of the Group for like transactions and events in similar circumstances. Under the equity method, an investment in an associate or a joint venture is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group's share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group's share of losses of an associate or joint ventures exceeds the Group's interest in that associate or joint ventures (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate or joint venture), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

3. Significant Accounting Policies (continued)

Investments in an associate and joint ventures (continued)

The requirements of HKAS 39 are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group's investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with HKAS 36 *Impairment of Assets* as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with HKAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group has incurred additional development expenditure for the construction and development of the toll expressways operated by the joint ventures, which were not accounted for by those entities. Such costs are included in additional cost of investments in joint ventures and are amortised over the joint venture period on the same basis as that adopted by the relevant joint venture in respect of amortisation of its project cost, commencing from the date of operation of the project undertaken. On disposal of a joint venture, the attributable amount of the unamortised additional cost of investments is included in the determination of the profit or loss on disposal.

When a group entity transacts with an associate or a joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognised in the Group's consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

Investment properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Properties for development in which their future use have not been determined are regarded as held for capital appreciation.

Investment properties are initially measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values. In circumstances where the fair value of an investment property for/under development is not reliably measurable, such investment properties for/under development are measured at cost less impairment, if any, until its fair value becomes reliably determinable or construction is completed, whichever is the earlier. Once the fair value of an investment property under development that has previously been measured at cost is able to be measured reliably, the property is measured at fair value. Any difference between the fair value of the property at that time and its previous carrying amount is recognised in profit or loss. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

Construction costs, development expenditure, other direct attributable expenses incurred and, where appropriate, borrowing cost capitalised for investment properties for/under development are capitalised as part of the carrying amount of the investment properties for/under development.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the profit or loss in the period in which the property is derecognised.

3. Significant Accounting Policies (continued)

Investment properties (continued)

If an investment property becomes a property, plant and equipment because its use has changed as evidenced by the commencement of owner-occupation, any difference between the carrying amount and the fair value of the property at the date of transfer is recognised in profit or loss. Subsequent to the changes, the property is stated at deemed cost, equivalent to the fair value at the date of transfer, less subsequent accumulated depreciation and accumulated impairment losses.

If an investment property becomes a stock of properties because its use has changed as evidenced by the commencement of development with a view to sale, any difference between the carrying amount and the fair value of the property at the date of transfer is recognised in profit or loss. Subsequent to the changes, the property is stated at the lower of deemed cost, equivalent to the fair value at the date of transfer, and net realisable value.

Property, plant and equipment

Property, plant and equipment including buildings, leasehold land (classified as finance lease) and buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at cost or deemed cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Depreciation is recognised so as to write off the cost or deemed cost of assets over their estimated useful lives, using the straight-line method, from the date on which they become fully operational and after taking into account of their estimated residual value. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

If an item of property, plant and equipment becomes an investment property because its use has changed as evidenced by end of owner-occupation, any difference between the carrying amount and the fair value of that item at the date of transfer is recognised in other comprehensive income and accumulated in property revaluation reserve. On the subsequent sale or retirement of the asset, the relevant revaluation reserve will be transferred directly to retained profits.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

Properties under development

Properties under development in the course of construction for production or for administrative purposes are carried at cost, less any recognised impairment loss. Costs include professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group's accounting policy. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use.

Depreciation of buildings commences when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management).

3. Significant Accounting Policies (continued)

Impairment losses on assets

At the end of the reporting period, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or a cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Non-current assets held for sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset and its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. An extension of the period required to complete the sale does not preclude the assets from being classified as held for sale when the delay is caused by events or circumstances beyond the Group's control and the Group remains committed to its plan to sell the assets. Such assets continue to be classified as held for sale if the criteria for held for sale classification are still met.

Non-current assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs of disposal, except for investment properties which are measured at fair value.

Financial instruments

Financial assets and financial liabilities are recognised when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

3. Significant Accounting Policies (continued)

Financial instruments (continued)

Financial assets

Financial assets are classified into available-for-sale ("AFS") financial assets and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest income is recognised on an effective interest basis for debt instruments.

AFS financial assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Group's right to receive the dividends is established.

AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period (see accounting policy on impairment of financial assets below).

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including amounts due from joint ventures, trade and other receivables, and bank balances and cash) are measured at amortised cost using the effective interest method, less any impairment (see accounting policy on impairment of financial assets below).

Interest income is recognised by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

For all other financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- breach of contract, such as default or delinquency in interest and principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

3. Significant Accounting Policies (continued)

Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For certain categories of financial assets, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 15 to 60 days, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, the amount of the impairment loss recognised is the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the financial asset's original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial assets is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Financial liabilities and equity instruments

Debts and equity instruments issued by a group entity are classified as either financial liabilities or as equity instruments in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognised and deducted directly in equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Where the shares of the Company are acquired under the share award schemes by the share award scheme trust, the consideration paid, including any directly attributable incremental costs, is presented as "shares held for share award scheme" and deducted from total equity.

3. Significant Accounting Policies (continued)

Financial instruments (continued)

Financial liabilities and equity instruments (continued)

Financial liabilities

Financial liabilities (including amount due to a minority shareholder interest of a subsidiary, bank borrowings, trade and other payables, amount due to an associate and amount due to a joint venture) are subsequently measured at amortised cost, using the effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Interest expense is recognised on an effective interest basis.

Derecognition

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised in other comprehensive income and accumulated in equity is recognised in profit or loss.

The Group derecognises financial liabilities when, and only when, the Group's obligations are discharged, cancelled or expire. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Costs of inventories are determined on a first-in, first-out method. Net realisable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Stock of properties

Completed properties and properties under development for sale are stated at the lower of cost and net realisable value. Cost includes the cost of land, development expenditure, borrowing costs capitalised in accordance with the Group's accounting policy, and other directly attributable expenses. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale, determined by management based on prevailing market conditions.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

3. Significant Accounting Policies (continued)

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in profit or loss on a straight-line basis over the term of the relevant lease. The aggregate cost of incentives is recognised as a reduction of rental income on a straight-line basis over the term of the relevant lease.

The Group as lessee

Operating lease payments are recognised as an expense on a straight-line basis over the lease term.

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives is recognised as a reduction of rental expense on a straight-line basis.

Leasehold land and building

When a lease includes both land and building elements, the Group assesses the classification of each element as a finance or an operating lease separately based on the assessment as to whether substantially all the risks and rewards incidental to ownership of each element have been transferred to the Group, unless it is clear that both elements are operating leases in which case the entire lease is classified as an operating lease. Specifically, the minimum lease payments (including any lump-sum upfront payments) are allocated between the land and the building elements in proportion to the relative fair values of the leasehold interests in the land element and building element of the lease at the inception of the lease.

For interest in leasehold land that is accounted for an operating lease whilst the building element is classified as finance lease, interest in leasehold land is amortised over the lease term on a straight-line basis except for those that are classified and accounted for those that are classified and accounted for as investment properties under the fair value model. When the lease payments cannot be allocated reliably between the land and building elements, the entire lease is generally classified as a finance lease and accounted for as property, plant and equipment or properties under development.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recognised at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) using exchange rate prevailing at the end of each reporting period. Income and expenses items are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity under the heading of translation reserve (attributed to non-controlling interests as appropriate).

3. Significant Accounting Policies (continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from "profit before taxation" as reported in the consolidated statement of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary difference to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences associated with interest in an associate and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

For the purposes of measuring deferred tax liabilities or deferred tax assets for investment properties that are measured using the fair value model, the carrying amounts of such properties are presumed to be recovered entirely through sale, unless the presumption is rebutted. The presumption is rebutted when the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. If the presumption is rebutted, deferred tax liabilities and deferred tax assets for such investment properties are measured in accordance with the above general principles set out in HKAS 12 (i.e. based on the expected manner as to how the properties will be recovered).

Other than deferred liabilities related to investment properties which are presumed to be recovered from sale, the measurement of other deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of each reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax are recognised in profit or loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively.

3. Significant Accounting Policies (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are recognised as an expense when employees have rendered service entitling them to the contributions.

Equity-settled share-based payment transactions

For share option schemes that are conditional upon satisfying specified vesting conditions, the fair value of services received is determined by reference to the fair value of share options granted at the date of grant and is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve).

At the end of the reporting period, the Group revises its estimates of the number of share options that are expected to ultimately vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share option reserve.

When the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

The Group's accounting policy for recognition of revenue from operating leases is described in the accounting policy for leasing.

Lease of properties

Rental income in respect of properties under operating leases is recognised on a straight-line basis over the respective lease term.

Property agency and management

Revenue from the provision of property agency and management services is recognised when the relevant services are provided.

Property development

Revenue from sale of properties in the ordinary course of business is recognised when the respective properties have been completed at which the relevant completion certificates are issued by the respective government authorities and the significant risks and rewards of ownership of the properties are transferred to the purchasers. Deposits and instalments received from purchasers prior to meeting the above criteria for revenue recognition are included in the consolidated statement of financial position under current liabilities.

3. Significant Accounting Policies (continued)

Revenue recognition (continued)

Hotel ownership and management

Revenue from hotel ownership and management is recognised when the relevant services are provided.

Restaurant operations and food catering

Revenue from restaurant operations and food catering services is recognised when goods are delivered and services are provided.

Interest income

Interest income from a financial asset is recognised when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition.

Dividend income

Dividend income from investments is recognised when the Group's rights to receive payment have been established (provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably).

4. Key Sources of Estimation Uncertainty

In the application of the Group's accounting policies, which are described in note 3, the Directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation of uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets within the next financial year.

Fair value measurements and valuation processes

Some of the Group's assets are measured at fair value for financial reporting purposes. The board of Directors has appointed accounting officers to determine the appropriate valuation techniques and inputs for fair value measurements.

In estimating the fair value of an asset, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group engages third party qualified valuers to perform the valuation. The accounting officers work closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. The accounting officers report the findings to the board of Directors to explain the cause of fluctuations in the fair value of the assets.

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value. Notes 14 and 18 provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value.

4. Key Sources of Estimation Uncertainty (continued)

Fair value measurements and valuation processes (continued)

Completed investment properties of HK$28,831 million (2014: HK$27,473 million) and investment properties under development of HK$5,232 million (2014: HK$4,411 million) are stated at fair value based on the valuation performed by independent professional valuers. In determining the fair value, the valuers have based on a method of valuation which involves certain estimates of market conditions. In relying on the valuation report, the Directors have exercised their judgments and are satisfied that the assumptions used in the valuation are reflective of the current market conditions. Changes to these assumptions would result in changes in the fair value of the Group's investment properties and the corresponding adjustments to the amount of gain or loss would be recognised in profit or loss.

Amortisation of concession intangible assets held by joint ventures and amortisation of additional cost of investments in joint ventures

Amortisation of concession intangible assets held by joint ventures and amortisation of the Group's additional cost of investments in joint ventures are calculated based on the ratio of the actual traffic volume of the underlying toll expressways compared to the total expected traffic volume of the underlying toll expressways over the remaining concession periods of the service concession agreements of the respective joint ventures.

Adjustments may need to be made to the carrying amounts of the Group's interests in joint ventures and share of results of joint ventures should there be a material difference between the total expected traffic volume and the actual results.

Resurfacing obligations related to toll expressways operated by joint ventures

Certain joint ventures of the Group have contractual obligations under the contractual service arrangements to maintain the toll expressways to a specified level of serviceability over the respective concession periods. These obligations to maintain or restore the toll expressways, except for upgrade services, are recognised and measured as resurfacing obligations.

The amount expected to be required to settle the obligations at the end of the reporting period is determined based on the number of major resurfacing works to be undertaken over the concession periods under the service concession agreements and the expected costs to be incurred for each event. The costs are then discounted to the present value based on a pre-tax discount rate.

Adjustments may need to be made to the carrying amount of the Group's interests in joint ventures and share of results of joint ventures should there be a material change in the expected expenditures, resurfacing plan and discount rate.

Depreciation of power plant operated by a joint venture

Depreciation of power plant operated by a joint venture is calculated based on units-of-production method which are based on the expected volume of production and expected useful life of the power plant. Adjustments may need to be made to the carrying amount of the Group's interests in joint ventures and share of profits of joint ventures should there be a material change in the expected volume of production or useful life of the power plant.

5. Turnover and Segment Information

Turnover comprises mainly income from property letting, agency and management, property development and service fee income from hotel ownership and management, restaurant operations and food catering.

The Group is organised into certain business units according to the nature of goods sold or services provided. The Group determines its operating segments based on these units by reference to the goods sold or services provided, for the purpose of reporting to the chief operating decision maker (i.e. the executive directors of the Company). Certain operating segments that do not meet the quantitative thresholds are aggregated in "Other operations".

The Group's reportable segments, based on information reported to the chief operating decision maker for the purpose of resource allocation and performance assessment, are as follows:

Property investment	–	property letting, agency and management
Hotel, restaurant and catering operation	–	hotel ownership and management, restaurant operations and food catering
Property development	–	development and/or sale of properties, property under development and project management
Toll road investment	–	investments in expressway projects
Power plant	–	power plant investments and operation
Treasury income	–	interest income from bank balances and amounts due from joint ventures

Information regarding the above segments is reported below.

Segment revenue

	2014			**2015**		
	External HK$'000	*Inter-segment HK$'000*	*Combined HK$'000*	***External HK$'000***	***Inter-segment HK$'000***	***Combined HK$'000***
Property investment	889,910	51,116	941,026	**1,014,873**	**47,768**	**1,062,641**
Hotel, restaurant and catering operation	454,311	240	454,551	**483,930**	**213**	**484,143**
Property development	748,306	–	748,306	**1,071,417**	**–**	**1,071,417**
Toll road investment	2,418,970	–	2,418,970	**2,405,606**	**–**	**2,405,606**
Power plant	1,233,140	–	1,233,140	**1,027,571**	**–**	**1,027,571**
Treasury income	247,165	–	247,165	**231,620**	**–**	**231,620**
Total segment revenue	5,991,802	51,356	6,043,158	**6,235,017**	**47,981**	**6,282,998**

Segment revenue includes the turnover as presented in consolidated statement of profit or loss and other comprehensive income, treasury income of the Group, and the Group's attributable share of revenue of joint ventures engaged in toll road investment, power plant and property development.

Inter-segment revenue was charged at prices determined by the management with reference to market prices.

5. Turnover and Segment Information (continued)

Segment revenue (continued)

The total segment revenue can be reconciled to the turnover as presented in consolidated statement of profit or loss and other comprehensive income as follows:

	2014 HK$'000	**2015** **HK$'000**
Total segment revenue from external customers	5,991,802	**6,235,017**
Less:		
Treasury income	(247,165)	**(231,620)**
Share of revenue of joint ventures engaged in:		
Toll road investment	(2,418,970)	**(2,405,606)**
Power plant	(1,233,140)	**(1,027,571)**
Property development	–	**(704,987)**
Turnover as presented in consolidated statement of profit or loss and other comprehensive income	2,092,527	**1,865,233**

Segment results

	2014				**2015**			
	The Company and subsidiaries HK$'000	Joint ventures HK$'000	Associate HK$'000	Total HK$'000	**The Company and subsidiaries** **HK$'000**	**Joint ventures** **HK$'000**	**Associate** **HK$'000**	**Total** **HK$'000**
Property investment	553,908	2	2,203	556,113	**629,795**	**–**	**2,230**	**632,025**
Hotel, restaurant and catering operation	127,022	–	–	127,022	**131,809**	**–**	**–**	**131,809**
Property development	298,845	–	–	298,845	**411,607**	**194,000**	**–**	**605,607**
Toll road investment	(45,384)	711,777	–	666,393	**(47,251)**	**669,652**	**–**	**622,401**
Power plant	(2,053)	154,657	–	152,604	**(1,749)**	**165,385**	**–**	**163,636**
Treasury income	247,165	–	–	247,165	**231,620**	**–**	**–**	**231,620**
Other operations	(128,344)	–	–	(128,344)	**(129,815)**	**–**	**–**	**(129,815)**
Total segment results	1,051,159	866,436	2,203	1,919,798	**1,226,016**	**1,029,037**	**2,230**	**2,257,283**

For the year ended 30 June 2015, share of fair value gain of investment properties upon completion (200 Queen's Road East's retail portion) attributable to a joint venture amounting to HK$120 million (2014: nil) and the Group's fair value gain of investment properties under development (155-167 Queen's Road East) of HK$300 million (2014: nil) formed part of the segment results of property development, which are separately presented in the consolidated statement of profit or loss and other comprehensive income.

5. Turnover and Segment Information (continued)

Segment results (continued)

Segment results represent the profit earned by each segment without allocation of fair value gain of completed investment properties and finance costs. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and performance assessment.

	2014 HK$'000	**2015 HK$'000**
Segment results	1,919,798	**2,257,283**
Fair value gain of completed investment properties	125,653	**1,179,345**
Finance costs	(99,785)	**(89,875)**
Profit before taxation	1,945,666	**3,346,753**

Segment assets and liabilities

Segment assets and liabilities are not presented in the consolidated financial statements as they are not regularly provided to the chief operating decision maker for the purpose of resource allocation and performance assessment.

Geographical information

The Group's hotel operations, restaurant and catering activities are mainly carried out in Hong Kong. The Group's property investment and development activities are carried out in Hong Kong and the PRC. The Group's toll roads and power plant investments are located in the PRC. The Group's segment revenue from external customers and information about its non-current assets by geographical location are detailed below:

	Revenue from external customers (Note (a))		Non-current assets (Note (b))	
	2014 HK$'000	**2015 HK$'000**	2014 HK$'000	**2015 HK$'000**
Hong Kong	1,381,323	**2,268,045**	35,366,449	**37,177,706**
The PRC	4,610,479	**3,966,972**	88,891	**88,046**
	5,991,802	**6,235,017**	35,455,340	**37,265,752**

Notes:

(a) Revenue from external customers include treasury income, and the Group's share of revenue of joint ventures amounting to HK$769,745,000 (2014: HK$39,341,000) and HK$3,600,039,000 (2014: HK$3,859,934,000) from Hong Kong and the PRC respectively, which are excluded from the turnover as presented in consolidated statement of profit or loss and other comprehensive income.

(b) Non-current assets exclude financial instruments, interests in joint ventures and interest in an associate.

6. Other Income

	2014 HK$'000	**2015 HK$'000**
Included in other income are:		
Interest income from bank deposits	134,964	**138,213**
Interest income from amounts due from joint ventures	112,202	**93,407**
Exchange gain, net	6,820	**2,532**

7. Finance Costs

	2014 HK$'000	**2015 HK$'000**
Interests on:		
Corporate bonds	10,386	**–**
Bank borrowings	103,308	**96,185**
Loan commitment fees and others	27,385	**22,663**
	141,079	**118,848**
Less: finance costs capitalised in properties under development	(41,294)	**(28,973)**
	99,785	**89,875**

The capitalisation rate on funds borrowed generally is 1.6% (2014: 1.6%) per annum.

8. Share of Profits of Joint Ventures

	2014 HK$'000	**2015 HK$'000**
Expressway projects in the PRC		
Share of results of joint ventures before amortisation of additional cost of investments in joint ventures	825,714	**781,328**
Amortisation of additional cost of investments in joint ventures	(113,937)	**(111,676)**
	711,777	**669,652**
Power plant project and others		
Share of profits of joint ventures	154,659	**165,385**
200 Queen's Road East Project		
Share of profits of joint venture (sales of properties)	–	**74,000**
Share of fair value gain of investment properties (200 Queen's Road East's retail portion) upon completion	–	**120,000**
	–	**194,000**
	866,436	**1,029,037**

9. Profit before Taxation

	2014 *HK$'000*	***2015*** ***HK$'000***
Profit before taxation has been arrived at after charging (crediting):		
Auditor's remuneration	5,502	**5,502**
Depreciation of property, plant and equipment	69,129	**73,528**
Loss on disposal of property, plant and equipment	94	**68**
Rental expense in respect of properties under operating leases	92	**711**
Rental and other related income from investment properties, less direct attributable outgoings of HK$298,357,000 (2014: HK$304,580,000)	(574,185)	**(681,289)**
Charitable donations	556	**1,696**
Share of tax of an associate (included in share of profit of an associate)	430	**435**
Share of tax of joint ventures (included in share of profits of joint ventures)	361,625	**361,419**
Staff costs (including Directors' emoluments)	442,943	**459,482**

10. Income Tax Expense

	2014 *HK$'000*	***2015*** ***HK$'000***
Hong Kong Profits Tax		
Current year	66,610	**69,637**
Overprovision in respect of prior years	(5,310)	**(319)**
	61,300	**69,318**
Taxation elsewhere — current year		
PRC EIT	134,889	**88,842**
PRC Land Appreciation Tax ("LAT")	93,923	**41,364**
	228,812	**130,206**
Deferred tax (note 34)	39,306	**67,709**
	329,418	**267,233**

10. Income Tax Expense (continued)

Hong Kong Profits Tax is calculated at 16.5% on the estimated assessable profit for both years.

Taxes on profits assessable elsewhere are calculated at the tax rates prevailing in the countries in which the Group operates.

Under the Law of the PRC on EIT (the "EIT Law") and Implementation Regulation of the EIT Law, the tax rate of the PRC subsidiaries is 25% for both years.

PRC EIT for the year includes PRC withholding tax on dividends declared during the year by the Group's joint ventures amounting to approximately HK$40 million (2014: HK$48 million).

The provision of LAT is estimated according to the requirements set forth in the relevant PRC tax laws and regulations. LAT has been provided at ranges of progressive rates of the appreciation value, with certain allowable deductions.

Details of deferred taxation are set out in note 34.

The income tax expense for the year can be reconciled to the profit before taxation per the consolidated statement of profit or loss and other comprehensive income as follows:

	2014 *HK$'000*	***2015*** ***HK$'000***
Profit before taxation	1,945,666	**3,346,753**
Tax at Hong Kong Profits Tax rate of 16.5%	321,035	**552,214**
PRC LAT (net of tax effect on deduction of EIT)	70,442	**31,023**
Tax effect of expenses not deductible for tax purposes	30,251	**36,027**
Tax effect of income not taxable for tax purposes	(38,955)	**(265,659)**
Tax effect of tax losses not recognised	20,138	**9,005**
Tax effect of utilisation of tax losses not previously recognised	(4,629)	**(547)**
Tax effect of share of profits of joint ventures and an associate	(143,325)	**(170,159)**
Overprovision in respect of prior years	(5,310)	**(319)**
Effect of different tax rates of subsidiaries operating in other jurisdictions	19,153	**23,156**
Deferred tax on undistributed earnings of PRC subsidiaries and joint ventures	61,069	**53,112**
Others	(451)	**(620)**
Income tax expense for the year	329,418	**267,233**

11. Dividends

	2014 HK$'000	**2015 HK$'000**
Dividends recognised as distribution during the year:		
Final cash dividend for the year ended 30 June 2014 of HK60 cents per share (2014: for the year ended 30 June 2013 of HK55 cents per share)	479,822	**522,753**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust (note 32)	(40)	**(43)**
	479,782	**522,710**
Special final dividend for the year ended 30 June 2014 by way of a distribution in specie (2014: for the year ended 30 June 2013: nil) (Note)	–	**164,232**
	479,782	**686,942**
Interim cash dividend for the year ended 30 June 2015 of HK50 cents per share (2014: for the year ended 30 June 2013 of HK50 cents per share)	435,856	**435,649**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust (note 32)	(36)	**(36)**
	435,820	**435,613**
	915,602	**1,122,555**
Dividends proposed:		
Final cash dividend for the year ended 30 June 2015 of HK70 cents per share (2014: for the year ended 30 June 2014 of HK60 cents per share)	522,753	**610,174**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust (note 32)	(43)	**(50)**
	522,710	**610,124**
Special final dividend by way of distribution in specie (Note)	164,232	**–**
	686,942	**610,124**

11. Dividends (continued)

Note: During the year, a special final dividend for the year ended 30 June 2014 was effected by way of a distribution in specie of shares in HHI. Eligible shareholders received one ordinary share in HHI for every multiple of 20 ordinary shares in the Company held by them. A total of 43,562,761 HHI shares with aggregate market value of HK$164,232,000 were recognised as distribution during the year.

The difference between the market value and the carrying amount of the relevant interest in HHI distributed has resulted in an increase in net assets value attributable to the Group amounting to HK$30,881,000, which is recognised in equity in the consolidated financial statements during the year.

The proposed final cash dividend of HK70 cents per share has been proposed by the Board and is subject to approval by the shareholders at the 2015 Annual General Meeting.

The proposed final cash dividend is calculated based on the number of shares in issue, less the dividends for shares held by HHL Employees' Share Award Scheme Trust, at the date of approval of these consolidated financial statements.

12. Earnings per Share

	2014 HK$'000	***2015 HK$'000***
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purposes of basic and diluted earnings per share	1,358,168	**2,834,735**

	Number of shares	***Number of shares***
Weighted average number of ordinary shares for the purpose of basic earnings per share	871,585,525	**871,234,719**
Effect of dilutive potential ordinary shares in respect of share options	183,128	**209,279**
Weighted average number of ordinary shares for the purpose of diluted earnings per share	871,768,653	**871,443,998**

13. Emoluments of Directors and Highest Paid Employees

(a) Directors' emoluments

The emoluments paid or payable by the Group, other than by the HHI Group, to the Company's directors are as follows:

	Year ended 30 June 2015			
	Directors' fees HK$'000	***Salaries, bonus and other benefits HK$'000***	***Contributions to provident fund schemes HK$'000***	***Total HK$'000***
Sir Gordon Ying Sheung WU	**300**	**2,624**	**–**	**2,924**
Mr. Eddie Ping Chang HO	**250**	**2,671**	**–**	**2,921**
Mr. Thomas Jefferson WU	**200**	**6,439**	**18**	**6,657**
Mr. Josiah Chin Lai KWOK	**200**	**4,563**	**18**	**4,781**
Mr. Guy Man Guy WU	**300**	**–**	**–**	**300**
Lady WU Ivy Sau Ping KWOK	**300**	**–**	**–**	**300**
Ms. Linda Lai Chuen LOKE	**300**	**–**	**–**	**300**
Mr. Albert Kam Yin YEUNG	**200**	**4,578**	**18**	**4,796**
Mr. Sunny TAN	**300**	**–**	**–**	**300**
Mr. Carmelo Ka Sze LEE	**300**	**–**	**–**	**300**
Mr. William Wing Lam WONG	**200**	**4,143**	**18**	**4,361**
Ir. Leo Kwok Kee LEUNG	**200**	**4,249**	**18**	**4,467**
Dr. Gordon YEN	**300**	**–**	**–**	**300**
Mr. Ahito NAKAMURA	**300**	**–**	**–**	**300**
Mr. Yuk Keung IP	**67**	**–**	**–**	**67**
	3,717	**29,267**	**90**	**33,074**

	Year ended 30 June 2014			
	Directors' fees HK$'000	*Salaries, bonus and other benefits HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung WU	300	1,590	–	1,890
Mr. Eddie Ping Chang HO	250	1,272	–	1,522
Mr. Thomas Jefferson WU	200	4,500	15	4,715
Mr. Josiah Chin Lai KWOK	200	3,975	15	4,190
Mr. Guy Man Guy WU	300	–	–	300
Lady WU Ivy Sau Ping KWOK	300	–	–	300
Ms. Linda Lai Chuen LOKE	300	–	–	300
Mr. Albert Kam Yin YEUNG	200	3,943	15	4,158
Mr. Sunny TAN	300	–	–	300
Mr. Carmelo Ka Sze LEE	300	–	–	300
Mr. William Wing Lam WONG	200	3,615	15	3,830
Ir. Leo Kwok Kee LEUNG	200	3,615	15	3,830
Dr. Gordon YEN	300	–	–	300
Mr. Ahito NAKAMURA	300	–	–	300
	3,650	22,510	75	26,235

13. Emoluments of Directors and Highest Paid Employees (continued)

(a) Directors' emoluments (continued)

Certain Directors are also directors of HHI. The emoluments paid or payable by HHI Group to those directors are as follows:

	Year ended 30 June 2015			
	Directors' fees HK$'000	Salaries, bonus and other benefits HK$'000	Contributions to provident fund schemes HK$'000	Total HK$'000
Sir Gordon Ying Sheung WU	**300**	**2,504**	**–**	**2,804**
Mr. Eddie Ping Chang HO	**250**	**3,148**	**–**	**3,398**
Mr. Thomas Jefferson WU	**200**	**4,956**	**18**	**5,174**
Mr. Yuk Keung IP	**300**	**–**	**–**	**300**
	1,050	**10,608**	**18**	**11,676**

	Year ended 30 June 2014			
	Directors' fees HK$'000	Salaries, bonus and other benefits HK$'000	Contributions to provident fund schemes HK$'000	Total HK$'000
Sir Gordon Ying Sheung WU	300	3,180	–	3,480
Mr. Eddie Ping Chang HO	250	2,544	–	2,794
Mr. Thomas Jefferson WU	200	3,000	15	3,215
	750	8,724	15	9,489

13. Emoluments of Directors and Highest Paid Employees (continued)

(a) Directors' emoluments (continued)

The emoluments paid or payable by the Group, including the HHI Group, to the Company's directors are as follows:

	Year ended 30 June 2015			
	Directors' fees HK$'000	*Salaries, bonus and other benefits HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung WU	**600**	**5,128**	**–**	**5,728**
Mr. Eddie Ping Chang HO	**500**	**5,819**	**–**	**6,319**
Mr. Thomas Jefferson WU	**400**	**11,395**	**36**	**11,831**
Mr. Josiah Chin Lai KWOK	**200**	**4,563**	**18**	**4,781**
Mr. Guy Man Guy WU	**300**	**–**	**–**	**300**
Lady WU Ivy Sau Ping KWOK	**300**	**–**	**–**	**300**
Ms. Linda Lai Chuen LOKE	**300**	**–**	**–**	**300**
Mr. Albert Kam Yin YEUNG	**200**	**4,578**	**18**	**4,796**
Mr. Sunny TAN	**300**	**–**	**–**	**300**
Mr. Carmelo Ka Sze LEE	**300**	**–**	**–**	**300**
Mr. William Wing Lam WONG	**200**	**4,143**	**18**	**4,361**
Ir. Leo Kwok Kee LEUNG	**200**	**4,249**	**18**	**4,467**
Dr. Gordon YEN	**300**	**–**	**–**	**300**
Mr. Ahito NAKAMURA	**300**	**–**	**–**	**300**
Mr. Yuk Keung IP	**367**	**–**	**–**	**367**
	4,767	**39,875**	**108**	**44,750**

	Year ended 30 June 2014			
	Directors' fees HK$'000	*Salaries, bonus and other benefits HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung WU	600	4,770	–	5,370
Mr. Eddie Ping Chang HO	500	3,816	–	4,316
Mr. Thomas Jefferson WU	400	7,500	30	7,930
Mr. Josiah Chin Lai KWOK	200	3,975	15	4,190
Mr. Guy Man Guy WU	300	–	–	300
Lady WU Ivy Sau Ping KWOK	300	–	–	300
Ms. Linda Lai Chuen LOKE	300	–	–	300
Mr. Albert Kam Yin YEUNG	200	3,943	15	4,158
Mr. Sunny TAN	300	–	–	300
Mr. Carmelo Ka Sze LEE	300	–	–	300
Mr. William Wing Lam WONG	200	3,615	15	3,830
Ir. Leo Kwok Kee LEUNG	200	3,615	15	3,830
Dr. Gordon YEN	300	–	–	300
Mr. Ahito NAKAMURA	300	–	–	300
	4,400	31,234	90	35,724

13. Emoluments of Directors and Highest Paid Employees (continued)

(a) Directors' emoluments (continued)

Mr. Yuk Keung IP was appointed as independent non-executive director of the Company with effect from 10 April 2015.

Other than fees and emoluments of HK$1,867,000 (2014: HK$1,500,000) paid or payable to the independent non-executive directors which have been included above, no other remuneration was paid or is payable to such directors.

No Directors waived any emoluments in both years ended 30 June 2015 and 30 June 2014.

(b) Highest paid employees' emoluments

Of the five individuals with the highest emoluments in the Group, three (2014: four) were directors whose emoluments are disclosed above. The emoluments of the remaining two (2014: one) individuals were directors of HHI whose emoluments were as follows:

	2014 *HK$'000*	***2015*** ***HK$'000***
Directors' fees	200	**400**
Salaries, bonus and other benefits	4,108	**9,377**
	4,308	**9,777**

14. Completed Investment Properties

	The Group	
	2014 *HK$'000*	***2015*** ***HK$'000***
Completed investment properties at fair value:		
At beginning of the year	27,009,048	**27,472,709**
Additions on subsequent expenditure	162,708	**178,484**
Transfer from property, plant and equipment	276,500	**–**
Transfer to property, plant and equipment	(101,200)	**–**
Fair value gain of completed investment properties	125,653	**1,179,345**
At end of the year	27,472,709	**28,830,538**
Included in assets classified as held for sale (Note (b))	(634,350)	**(634,350)**
	26,838,359	**28,196,188**

14. Completed Investment Properties (continued)

Notes:

(a) All of the Group's property interests held under operating leases to earn rentals and/or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

(b) On 24 May 2010, the Group decided to sell Broadwood Twelve instead of holding them for rental as originally planned. The Group had initiated active marketing plan for sale of such properties. Accordingly, the Group had reclassified Broadwood Twelve as "Assets classified as held for sale" for the compliance of the relevant accounting standard, namely HKFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*. After the reclassification, the measurement of Broadwood Twelve will continue to follow the fair value model in accordance with HKAS 40 *Investment Property*.

There is no disposal of assets classified as held for sale and no deposits have been received in both years.

The Group remains committed to its plan to sell those units but it depends on the market situation. The management considers the sale is highly probable.

Fair value measurement of investment properties

The fair value of the Group's investment properties at the end of each reporting period and at date of transfer have been arrived at on the basis of a valuation carried out on that date by DTZ Debenham Tie Leung Limited ("DTZ"), an independent firm of professional property valuers, registered professional surveyor (M.R.I.C.S. and M.H.K.I.S.) not connected to the Group. For office premises, serviced apartments, car parks and retail outlets, the valuation is arrived at by capitalising the rental income derived from the existing tenancies with due provision for the reversionary income potential of the properties or, where appropriate, by using direct comparison method by making reference to comparable sales transactions as available in the relevant market. There has been no change from the valuation technique used in the prior year. In estimating the fair value of the properties, the highest and best use of the properties is their current use.

Significant unobservable inputs used to determine fair value of the Group's investment properties, which are categoried in Level 3 throughout the year, include capitalisation rate, that ranges from 3% to 4% (2014: 3% to 4%). The fair value measurement of completed investment properties is negatively correlated to the capitalisation rate.

15. Property, Plant and Equipment

The Group

	Land and buildings in Hong Kong				
	Hotel property	***Other properties***	***Hotel assets***	***Other assets***	***Total***
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
COST					
At 1 July 2013	474,872	351,349	252,767	358,228	1,437,216
Additions	–	842	34,116	75,688	110,646
Transfer to investment properties (Note)	–	(109,000)	–	–	(109,000)
Transfer from investment properties	–	101,200	–	–	101,200
Disposals	–	–	(2,016)	(664)	(2,680)
At 30 June 2014	474,872	344,391	284,867	433,252	1,537,382
Additions	–	5,880	6,093	11,594	23,567
Disposals	–	–	(1,157)	(2,199)	(3,356)
At 30 June 2015	**474,872**	**350,271**	**289,803**	**442,647**	**1,557,593**
DEPRECIATION					
At 1 July 2013	203,981	93,834	160,717	292,465	750,997
Provided for the year	9,272	12,922	17,273	29,662	69,129
Eliminated on transfer (Note)	–	(19,888)	–	–	(19,888)
Eliminated on disposals	–	–	(1,930)	(654)	(2,584)
At 30 June 2014	213,253	86,868	176,060	321,473	797,654
Provided for the year	9,272	14,110	20,036	30,110	73,528
Eliminated on disposals	–	–	(1,128)	(2,051)	(3,179)
At 30 June 2015	**222,525**	**100,978**	**194,968**	**349,532**	**868,003**
CARRYING VALUES					
At 30 June 2015	**252,347**	**249,293**	**94,835**	**93,115**	**689,590**
At 30 June 2014	261,619	257,523	108,807	111,779	739,728

Note:

There is no transfer to/from investment properties during the current year. During the year ended 30 June 2014, office premises included in other properties with an aggregate fair value of HK$276.5 million were transferred from property, plant and equipment to investment properties. The difference between the fair value of these properties and their carrying value at dates of transfer amounting to HK$187.4 million has been dealt with in property revaluation reserve.

15. Property, Plant and Equipment (continued)

The Group (continued)

Other assets include leasehold improvements and furniture, fixtures and equipment.

The above items of property, plant and equipment are depreciated over their estimated useful lives from the date on which they become available for their intended use using the straight-line method, as follows:

Category of assets	Estimated useful lives
Land	Over the remaining term of the lease
Buildings	50 years or the remaining term of the lease of the land on which the buildings are located, whichever is shorter
Others	3 to 10 years

16. Investments in Subsidiaries

	The Company	
	2014 HK$'000	2015 HK$'000
Unlisted shares, at cost less impairment	212	126
Deemed capital contribution	1,151,537	1,163,329
	1,151,749	1,163,455

Particulars of the principal subsidiaries are set out in note 42.

17. Amounts Due from Subsidiaries

The amounts due from subsidiaries classified under non-current assets are unsecured, interest-free and have no fixed repayment terms. In the opinion of the Directors, based on their assessment as at the end of the reporting period of the estimated future cash flows from the subsidiaries, the amounts due from subsidiaries will not be repayable within one year from the end of the reporting period, accordingly these amounts are classified as non-current. The effective interest rate on the amounts due from subsidiaries in respect of the year is 2.2% (2014: 2.2%) per annum, representing the borrowing rates of the relevant subsidiaries.

18. Properties for Development and Properties under Development

Properties for development

	The Group	
	2014 HK$'000	2015 HK$'000
COST		
At beginning of the year	891,375	1,233,124
Additions	341,749	55,179
Transfer to properties under development	–	(455,493)
At end of the year	1,233,124	832,810

18. Properties for Development and Properties under Development (continued)

Properties for development represents properties acquired for future development of which the development plan is yet to be fixed. The development cost cannot be determined at the end of the reporting period. Properties for which the fair value cannot be reliably measured due to inactive transaction for comparable properties and alternative measurement of fair value are not available are measured at cost less impairment.

Properties under development

The Group

	155–167 Queen's Road East (investment properties) HK$'000	*Commercial portion of HCII (investment properties)* HK$'000	*Hotel portion of HCII (PPE)* HK$'000	*Total* HK$'000
At 1 July 2013	–	4,368,000	2,133,848	6,501,848
Additions	–	43,300	98,981	142,281
At 30 June 2014	–	4,411,300	2,232,829	6,644,129
Transfer from properties for development	455,493	–	–	455,493
Additions	–	65,113	81,922	147,035
Fair value gain recognised	300,507	–	–	300,507
At 30 June 2015	**756,000**	**4,476,413**	**2,314,751**	**7,547,164**

During the year, the Group acquired the last unit of 161–167 Queen's Road East, attaining 100% ownership of 155–167 Queen's Road East ("155–167 QRE"). Subsequent to the approval of a planning application by the Town Planning Board during the year for building a commercial property on the 155–167 QRE site, the Group transferred the 155–167 QRE to properties under development. Based on the information of the approved planning application, the 155–167 QRE is measured at fair value. Accordingly, fair value gain of approximately HK$300 million is recognised in profit or loss during the year ended 30 June 2015.

Included in the carrying amount of properties under development is interest capitalised totalling HK$121 million (2014: HK$92 million).

Fair value measurement of investment properties under development

The fair value of the Group's investment properties under development at the end of the reporting period and at date of transfer has been arrived at on the basis of a valuation carried out on that date by DTZ. The valuation is arrived at by direct comparison approach by making reference to comparable sales transactions as available in the relevant market and have allowed for construction cost to be expended on the proposed development. There has been no change from the valuation technique used in the prior year. In estimating the fair value of the properties, the highest and best use of the properties is their current use. Estimated costs to complete construction and development profit are estimated by valuers based on market conditions at the end of the reporting period. The estimates are largely consistent with the development budgets prepared by the Group based on management's experience and knowledge of market conditions. The fair value measurement of investment properties under development, which are categorised in Level 3 throughout the year, is correlated to the construction cost and the development profit.

19. Interests in Joint Ventures

Details of the Group's investments in joint ventures are as follows:

	The Group	
	2014 HK$'000	**2015 HK$'000**
Expressway projects in the PRC		
Unlisted investments, at cost		
Registered capital contribution	2,373,876	**2,504,998**
Additional cost of investments	2,764,528	**2,764,528**
	5,138,404	**5,269,526**
Share of post-acquisition profits and other comprehensive income, net of dividends received and accumulated depreciation	2,755,595	**2,706,929**
	7,893,999	**7,976,455**
Power plant project in the PRC and others		
Unlisted investment, at cost		
Registered capital contribution	642,117	**631,867**
Share of post-acquisition profits and other comprehensive income, net of dividends received	448,088	**538,389**
	1,090,205	**1,170,256**
200 Queen's Road East Project		
Share of post-acquisition profits and other comprehensive income	–	**194,000**
	8,984,204	**9,340,711**

Particulars of the Group's principal joint ventures at 30 June 2014 and 30 June 2015 are as follows:

Name of company	*Issued capital/ registered capital*	*Proportion of issued/ registered capital held by the Group* 2014	**2015**	*Principal activities*
Incorporated in Hong Kong:				
Grand Site Development Limited ("Grand Site")	HK$2	50%	**50%**	Development and property investment
Established in the PRC:				
Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV")	Nil (Note (a))	Not applicable	**Not applicable**	Development, operation and management of an expressway
Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") (Note (b))	RMB4,475,000,000 (2014: RMB4,263,000,000)	50%	**50%**	Development, operation and management of an expressway
Shenzhen Energy Hopewell Power (Heyuan) Co., Ltd. ("Heyuan JV") (Note (c))	RMB1,560,000,000	40%	**40%**	Development and operation of a power plant

19. Interests in Joint Ventures (continued)

Details of the principal joint ventures at the end of the reporting period are as follows:

(a) GS Superhighway JV

GS Superhighway JV is established to undertake the development, operation and management of an expressway in Guangdong Province of the PRC running between Shenzhen and Guangzhou ("GS Superhighway"). The operation period is 30 years from the official opening date on 1 July 1997. At the end of the operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the PRC joint venture partner without compensation.

The Group's entitlement to the profit of the toll operations of GS Superhighway JV is 50% for the initial 10 years of operation period, 48% for the next 10 years and 45% for the last 10 years of the operation period.

The registered capital amounting to HK$702 million previously injected by the Group to GS Superhighway JV had been repaid to the Group by GS Superhighway JV during the year ended 30 June 2008.

(b) West Route JV

West Route JV is established to undertake the development, operation and management of an expressway linking Guangzhou, Zhongshan and Zhuhai ("Western Delta Route") and was built in three phases.

Phase I West

The total investment for the Phase I West is RMB1,680 million, 35% of which was funded by the registered capital of West Route JV amounting to RMB588 million which had been contributed by the Group and the PRC joint venture partner in equal share (i.e. each to contribute RMB294 million). The operation period for Phase I West is 30 years commencing from 17 September 2003.

Phase II West

The toll collection period for Phase II West in 25 years commencing from 25 June 2010. The initial estimated total investment for the Phase II West was RMB4,900 million, 35% of which was funded by an increase in the registered capital of West Route JV by RMB1,715 million in total which had been contributed by the Group and the PRC joint venture partner in equal share (i.e. each to contribute RMB858 million).

During the year ended 30 June 2015, the Group entered into the two amendment agreements with the PRC joint venture partner of West Route JV to increase the total investment of Phase II West by RMB1,210 million in aggregate to RMB6,110 million. 35% of the increase in total investment will be funded by registered capital by the Group and the PRC joint venture partner in equal shares. Accordingly, the additional capital contribution to be made by the Group to West Route JV is totalling RMB212 million. The first tranche of the additional capital contribution of RMB106 million (approximately HK$131 million) had been contributed by the Group in February 2015. Subsequent to the financial year end, the second tranche of the additional capital contribution of RMB106 million (approximately HK$133 million) has been contributed by the Group in July 2015.

19. Interests in Joint Ventures (continued)

(b) West Route JV (continued)

Phase II West (continued)

In July 2015, the Group entered into the third amendment agreement with the PRC joint venture partner of West Route JV to increase the total investment of Phase II West by RMB605 million to RMB6,715 million. 35% of the increase in total investment will be funded by registered capital by the Group and the PRC joint venture partner in equal shares. Subject to the approval of relevant PRC authorities, the third tranche of additional capital contribution of RMB106 million (approximately HK$133 million) will be made by the Group.

Phase III West

The total investment for the Phase III West is RMB5,600 million, 35% of which was funded by an increase in the registered capital of West Route JV by RMB1,960 million which had been contributed by the Group and the PRC joint venture partner in equal share (i.e. each to contribute RMB980 million). The toll collection period for Phase III West is 25 years commencing from 25 January 2013.

As at 30 June 2015, the fully paid registered capital of West Route JV was RMB4,475 million (2014: RMB4,263 million).

The Group is entitled to 50% of the distributable profits from the operation of West Route JV. At the end of the respective operation/toll collection periods of Phase I West, Phase II West and Phase III West, all the immovable assets and facilities of each phase will be reverted to the relevant PRC governmental authority which regulates transportation without compensation. The registered capital contributions are required to be repaid to both the Group and PRC joint venture partner. The repayments are required to be approved by the board of directors of West Route JV.

(c) Power plant project in Heyuan City of Guangdong Province, the PRC

Pursuant to a co-operation agreement entered into between the Group and a PRC enterprise, a joint venture company, Heyuan JV, was established in the PRC during the year ended 30 June 2008 for the joint development of a 2X600 MW power plant in Heyuan City of Guangdong Province, the PRC. The operation period of Heyuan JV is 30 years from 14 September 2007, the date of its establishment, and the Group is entitled to 40% of the results from the operation of the power plant. For future development plan, please refer to note 35(d).

19. Interests in Joint Ventures (continued)

Summarised financial information of material joint ventures (Expressway projects in PRC)

Summarised financial information in respect of each of the Group's material joint ventures is set out below. The summarised financial information below represents amounts shown in the joint ventures' financial statements prepared in accordance with HKFRSs.

The joint ventures are accounted for using the equity method in these consolidated financial statements.

	2014			2015		
	GS Superhighway JV HK$'000	West Route JV HK$'000	Total HK$'000	GS Superhighway JV HK$'000	West Route JV HK$'000	Total HK$'000
Non-current assets	12,755,359	17,317,210	30,072,569	12,118,044	16,943,453	29,061,497
Current assets	505,366	230,295	735,661	561,092	379,120	940,212
Non-current liabilities	(4,252,652)	(10,057,497)	(14,310,149)	(3,556,635)	(10,006,432)	(13,563,067)
Current liabilities	(1,867,954)	(2,307,955)	(4,175,909)	(1,745,514)	(1,963,184)	(3,708,698)
Net assets of the joint ventures	7,140,119	5,182,053	12,322,172	7,376,987	5,352,957	12,729,944
Proportion of the Group's ownership interest	48%	50%		48%	50%	
Net assets shared by HHI Group	3,427,257	2,591,027	6,018,284	3,540,954	2,676,479	6,217,433
Effect for change in profit-sharing ratio of a joint venture over the operation period	(24,462)	–	(24,462)	(31,082)	–	(31,082)
Net assets contributable to HHI Group	3,402,795	2,591,027	5,993,822	3,509,872	2,676,479	6,186,351
Carrying amount of additional cost of investments and related exchange realignment	1,615,471	47,990	1,663,461	1,519,992	47,591	1,567,583
Carrying amount of the HHI Group's interests in the joint ventures	5,018,266	2,639,017	7,657,283	5,029,864	2,724,070	7,753,934
Carrying amount of other additional cost of investments	218,103	18,613	236,716	204,357	18,164	222,521
Carrying amount of the Group's interests in the joint ventures	5,236,369	2,657,630	7,893,999	5,234,221	2,742,234	7,976,455

19. Interests in Joint Ventures (continued)

Summarised financial information of material joint ventures (Expressway projects in PRC) (continued)

	2014			2015		
	GS Superhighway JV HK$'000	West Route JV HK$'000	Total HK$'000	GS Superhighway JV HK$'000	West Route JV HK$'000	Total HK$'000
Revenue	4,016,965	1,112,895	5,129,860	3,866,733	1,325,269	5,192,002
Interest income	4,819	4,314	9,133	5,650	3,278	8,928
Depreciation and amortisation charges	(804,624)	(340,030)	(1,144,654)	(825,309)	(383,401)	(1,208,710)
Finance costs	(39,300)	(711,096)	(750,396)	(33,991)	(701,695)	(735,686)
Income tax expenses	(636,367)	–	(636,367)	(584,334)	–	(584,334)
Profit (loss) for the year	1,866,794	(140,693)	1,726,101	1,730,171	(98,308)	1,631,863
Other comprehensive expense	(75,777)	(42,132)	(117,909)	(3,415)	(5,255)	(8,670)
Total comprehensive income (expense)	1,791,017	(182,825)	1,608,192	1,726,756	(103,563)	1,623,193
Cash and cash equivalents	282,802	171,213	454,015	309,318	324,121	633,439

Aggregate information of joint ventures that are not individually material

	2014 HK$'000	2015 HK$'000
The Group's share of profit for the year	154,659	359,385
The Group's share of other comprehensive (expense) income	(13,253)	278
The Group's share of total comprehensive income	141,406	359,663

Currency risk and interest rate risk exposures associated with the joint ventures of the Group

As at 30 June 2015 and 30 June 2014, certain joint ventures of the Group had outstanding bank loans denominated in Hong Kong dollars ("HK$") and United States dollars ("US dollars") that are not the functional currency of those joint ventures (i.e. RMB). The foreign currency risk associated with foreign currency borrowings exposed by the joint ventures is reflected in the share of results of joint ventures. Therefore, if exchange rate of RMB against HK$/US dollars had been strengthened/weakened by 5%, the profit attributable to owners of the Company for the current year would increase/decrease by HK$40.0 million (2014: increase/decrease by HK$48.6 million).

As at 30 June 2015 and 30 June 2014, certain joint ventures of the Group are exposed to interest rate risk in relation to the variable rate bank loans, bank balances and deposits of these joint ventures. If interest rate had been 100 (2014: 100) basis points higher/lower, the profit attributable to owners of the Company for the current year would decrease/increase by HK$36.4 million (2014: decrease/increase by HK$39.8 million).

The above sensitivity analyses assumed the amounts outstanding at the end of the reporting period were outstanding for the whole year and held constant throughout the financial year.

20. Interest in an Associate

	The Group	
	2014 HK$'000	**2015 HK$'000**
Cost of investments, unlisted	–	**–**
Share of post-acquisition profit and other comprehensive income, net of dividends received	30,635	**38,636**
	30,635	**38,636**

	The Company	
	2014 HK$'000	**2015 HK$'000**
Unlisted shares, at cost	–	**–**

Particulars regarding the associate at 30 June 2014 and 30 June 2015, which is incorporated and operating in Hong Kong and is not material to the Group, are as follows:

Name of company	Proportion of nominal value of issued capital held by the Group 2014 %	**2015 %**	Principal activities
Granlai Company Limited	46	**46**	Property investment

The associate is accounted for using the equity method in these consolidated financial statements.

21. Available-For-Sale Investments

	The Group	
	2014 HK$'000	**2015 HK$'000**
Unlisted equity investments, at cost	8,977	**8,982**

	The Company	
	2014 HK$'000	**2015 HK$'000**
Unlisted equity investments, at cost	3,000	**3,000**

The unlisted equity investments are measured at cost because the Directors are of the opinion that their fair value cannot be measured reliably.

22. Amounts Due from Joint Ventures

	Contractual interest rate	The Group	
		2014 HK$'000	2015 HK$'000
Grand Site — 200 Queen's Road East Project	–	1,262,806	752,806
West Route JV — Phase II West (RMB788 million (2014: RMB1,000 million))	6.2%	1,249,000	985,000
Heyuan JV (2015: RMB240 million (2014: RMB400 million))	5.4%	499,600	300,000
Interest receivable	–	2,789	32,230
		3,014,195	2,070,036
Analysed for reporting purposes as:			
Current assets		2,251,389	2,070,036
Non-current assets		762,806	–
		3,014,195	2,070,036

As at 30 June 2014, the amounts due from joint ventures classified as non-current assets were unsecured and had no fixed repayment terms.

The amounts due from joint ventures classified as current assets are unsecured and repayable within one year after the end of the reporting period.

23. Inventories

	The Group	
	2014 HK$'000	2015 HK$'000
Hotel and restaurant inventories	7,484	7,099

The cost of inventories recognised as an expense during the year amounted to HK$76,940,000 (2014: HK$66,452,000).

24. Stock of Properties

The cost of properties recognised as an expense during the year amounted to HK$198,506,000 (2014: HK$383,909,000).

At 30 June 2015, the stock of properties under development of HK$435 million (2014: HK$508 million) included in the consolidated statement of financial position are expected to be realised beyond one year from the end of the reporting period.

25. Trade and Other Receivables

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows a credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade receivables net of allowances for doubtful debts by age, presented based on the invoice date:

	The Group	
	2014 *HK$'000*	***2015*** ***HK$'000***
Receivables aged		
0–30 days	34,532	**118,644**
31–60 days	4,083	**4,885**
Over 60 days	5,491	**13,625**
	44,106	**137,154**
Less: Allowance for doubtful debts	(669)	**(818)**
	43,437	**136,336**
Interest receivable on bank deposits	25,029	**15,135**
Dividend receivable from joint ventures	279,076	**108,000**
	347,542	**259,471**

The Group has provided for all trade receivables where, based on historical experience, it is not probable that such receivables are recoverable.

Included in the Group's trade receivable balance are debtors with carrying amount of HK$16,048,000 (2014: HK$15,914,000) which are past due at the end of the reporting period for which the Group has not provided for impairment loss. The Group does not hold any collateral over these balances.

Aging of trade receivables which are past due but not impaired:

	2014 *HK$'000*	***2015*** ***HK$'000***
0–30 days	13,321	**10,928**
31–60 days	2,412	**1,939**
Over 60 days	181	**3,181**
Total	15,914	**16,048**

Movement in the allowance for doubtful debts:

	2014 *HK$'000*	***2015*** ***HK$'000***
Balance at beginning of the year	633	**669**
Recognition of impairment losses	36	**149**
Balance at end of the year	669	**818**

26. Bank Balances and Cash

The Group

Bank balances and cash comprise cash held by the Group and bank balances which carry interest at market rates ranged from 0.001% to 4.9% (2014: 0.003% to 5.4%) per annum.

Included in the bank balances and cash are restricted bank balances of HK$1,182 million (2014: HK$904 million) which can be applied in the construction and tax payments of designated property development projects in the ordinary course of business.

Included in bank balances and cash are bank balances amounting to approximately RMB1,154 million (2014: RMB576 million), US$nil (2014: US$1 million) and HK$353 million (2014: HK$353 million) which are denominated in currencies other than the functional currencies of the respective group companies.

The Company

Bank balances and cash comprise cash held by the Company and bank balances with maturity of three months or less which carry interest at market rates ranged from 0.001% to 4.9% (2014: 0.003% to 5.4%) per annum.

Included in bank balances and cash are bank deposit amounting to approximately RMB1,150 million (2014: RMB501 million) which is denominated in currency other than the functional currency of the Company.

27. Trade and Other Payables

The following is an analysis of trade and other payables outstanding by age, presented based on the invoice date:

	The Group	
	2014 *HK$'000*	***2015*** ***HK$'000***
Payables aged		
0–30 days	98,402	**69,225**
31–60 days	5,342	**4,444**
Over 60 days	28,781	**16,021**
	132,525	**89,690**
Retentions payable	61,229	**74,029**
Accrued construction and other costs	277,712	**335,527**
Accrued staff costs	44,546	**48,208**
Accrued interest on corporate bonds and bank borrowings	976	**2,081**
	516,988	**549,535**

The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

Of the retentions payable, an amount of HK$39,224,000 (2014: HK$25,250,000) is due beyond twelve months from the end of the reporting period.

28. Amounts Due to an Associate and a Joint Venture

The Group

The amounts due to an associate and a joint venture are unsecured, interest-free and repayable on demand.

The Company

The amount due to an associate is unsecured, interest-free and repayable on demand.

29. Amounts Due from/to Subsidiaries

The amounts due from subsidiaries classified under current assets and the amounts due to subsidiaries are both unsecured, interest-free and repayable within one year or on demand.

30. Amount Due to a Minority Shareholder of a Subsidiary

The amount due to a minority shareholder of a subsidiary is interest-free, unsecured and agreed to be repaid based on the cash flow position of the relevant subsidiary. The amount can be repaid within one year after the end of the reporting period, and was therefore reclassified to current liability during the year (2014: classified as non-current liability).

31. Bank Borrowings

	The Group	
	2014 *HK$'000*	***2015*** ***HK$'000***
Bank borrowings, unsecured	6,122,200	**4,655,700**
Carrying amount repayable:		
Within one year	2,624,500	**295,700**
More than one year, but not exceeding two years	247,900	**250,000**
More than two years, but not more than five years	3,249,800	**4,110,000**
	6,122,200	**4,655,700**
Less: Amounts due for settlement within one year under current liabilities	(2,624,500)	**(295,700)**
Amounts due for settlement after one year	3,497,700	**4,360,000**

Included in bank borrowings are approximately HK$250 million (2014: HK$874 million) which carry interest at fixed rate of 3.55% (2014: ranging from 3.55% to 3.98%) per annum, whereas the remaining HK$4,406 million (2014: HK$5,248 million) carry interest at floating rates ranging from 1.16% to 1.61% (2014: 1.32% to 1.59%) per annum.

Included in bank borrowings are borrowings of the subsidiaries of approximately RMB200 million (2014: RMB200 million) which are denominated in currencies other than the functional currencies of the respective subsidiaries.

32. Share Capital

	Number of shares		Share capital	
	2014	***2015***	*2014*	***2015***
	'000	***'000***	*HK$'000*	***HK$'000***
The Group and the Company				
Ordinary shares of HK$2.50 each (Note)				
Issued and fully paid				
At beginning of the year	871,639	**871,255**	2,179,098	**11,179,498**
Issued during the year	1,578	**382**	5,185	**12,634**
Repurchased and cancelled during the year	(1,962)	**–**	(3,636)	**–**
Transfer from share premium and capital redemption reserve upon abolition of par value (Note)	–	**–**	8,998,851	**–**
At end of the year	871,255	**871,637**	11,179,498	**11,192,132**

Note: Par value of the Company's shares is retired and the relevant concepts of nominal value, share premium, capital redemption reserve and requirement for authorised capital are abolished upon the commencement of the new HKCO on 3 March 2014.

During the year ended 30 June 2015, the Company issued a total of 381,400 ordinary shares at the subscription price of HK$21.45 each for 40,000 ordinary shares and HK$26.35 each for 341,400 ordinary shares (2014: 1,468,800 ordinary shares at HK$22.44 each, 109,500 ordinary shares at HK$21.45 each, total of 1,578,300 ordinary shares) for a total cash consideration of approximately HK$9.9 million (2014: HK$35.3 million) upon the exercise of the share options previously granted. These shares rank *pari passu* in all respects with the existing ordinary shares.

At 30 June 2015, the Company's 72,000 (2014: 72,000) issued shares were held by HHL Employees' Share Award Scheme Trust (see note on share award scheme below). In accordance with the trust deed of the HHL Employees' Share Award Scheme Trust, the relevant trustee shall not exercise the voting rights attached to such shares.

Share option schemes

(a) The Company

A share option scheme ("HHL 2003 Scheme") was approved by the shareholders of the Company effective on 1 November 2003 and terminated with effect from the adoption of the new share option scheme of the Company by the shareholders on 21 October 2013. The principal purpose of this scheme is to provide incentives to Directors and any eligible persons as the Board may approve from time to time. The Board is authorised under the HHL 2003 Scheme to grant options to executive directors and employees of the Company or any of its subsidiaries and any eligible persons specified in the scheme document to subscribe for shares in the Company.

Under the HHL 2003 Scheme, options granted must be taken up within 14 days from the date of the offer letter upon the payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised as income when received.

No further options will be granted under the HHL 2003 Scheme but in all other respects the provisions of the HHL 2003 Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any option granted under the HHL 2003 Scheme prior to its termination, or otherwise as may be required in accordance with the provisions of the HHL 2003 Scheme.

32. Share Capital (continued)

Share option schemes (continued)

(a) **The Company (continued)**

The following table discloses details of share options which were granted by the Company at nominal consideration and movements in such holdings:

		Number of shares under options granted						
	Subscription price per share	*Outstanding at 1 July 2013*	*Movements during the year*			*At 30 June 2014*		*Weighted average share price at the date of exercise*
Date of grant	*HK$*		*Granted*	*Exercised*	*Lapsed*	*Outstanding*	*Exercisable*	*HK$*
Employees								
10 October 2006	22.44	1,468,800	–	(1,468,800)	–	–	–	25.62
15 November 2007	36.10	3,472,000	–	–	(256,000)	3,216,000	3,216,000	N/A
24 July 2008	26.35	619,400	–	–	–	619,400	619,400	N/A
11 March 2009	21.45	440,500	–	(109,500)	–	331,000	331,000	26.50
		6,000,700	–	(1,578,300)	(256,000)	4,166,400	4,166,400	
Weighted average exercise price		HK$30.67	N/A	HK$22.37	HK$36.10	HK$33.49	HK$33.49	

		Number of shares under options granted						
	Subscription price per share	***Outstanding at 1 July 2014***	***Movements during the year***			***At 30 June 2015***		***Weighted average share price at the date of exercise***
Date of grant	***HK$***		***Granted***	***Exercised***	***Lapsed***	***Outstanding***	***Exercisable***	***HK$***
Employees								
15 November 2007	36.10	3,216,000	–	–	(3,216,000)	**–**	**–**	N/A
24 July 2008	26.35	619,400	–	(341,400)	–	***278,000***	***278,000***	29.85
11 March 2009	21.45	331,000	–	(40,000)	(128,000)	***163,000***	***163,000***	28.50
		4,166,400	–	(381,400)	(3,344,000)	***441,000***	***441,000***	
Weighted average exercise price		HK$33.49	N/A	HK$25.84	HK$35.54	***HK$24.54***	***HK$24.54***	

The dates of grant of options referred to above represent the dates on which the options were accepted by the grantees.

32. SHARE CAPITAL (continued)

Share option schemes (continued)

(a) **The Company (continued)**

The followings are the particulars of share options granted under HHL 2003 Scheme:

Date of Grant	*Number of share options*	*Vesting period*	*Exercisable period*	*Exercise price per share* *HK$*
10 October 2006	1,792,000	10 October 2006 to 31 October 2007	1 November 2007 to 31 October 2013	22.44
10 October 2006	1,792,000	10 October 2006 to 31 October 2008	1 November 2008 to 31 October 2013	22.44
10 October 2006	1,792,000	10 October 2006 to 31 October 2009	1 November 2009 to 31 October 2013	22.44
10 October 2006	1,792,000	10 October 2006 to 31 October 2010	1 November 2010 to 31 October 2013	22.44
10 October 2006	1,792,000	10 October 2006 to 31 October 2011	1 November 2011 to 31 October 2013	22.44
15 November 2007	1,049,600	15 November 2007 to 30 November 2008	1 December 2008 to 30 November 2014	36.10
15 November 2007	1,049,600	15 November 2007 to 30 November 2009	1 December 2009 to 30 November 2014	36.10
15 November 2007	1,049,600	15 November 2007 to 30 November 2010	1 December 2010 to 30 November 2014	36.10
15 November 2007	1,049,600	15 November 2007 to 30 November 2011	1 December 2011 to 30 November 2014	36.10
15 November 2007	1,049,600	15 November 2007 to 30 November 2012	1 December 2012 to 30 November 2014	36.10
24 July 2008	357,600	24 July 2008 to 31 July 2009	1 August 2009 to 31 July 2015	26.35
24 July 2008	357,600	24 July 2008 to 31 July 2010	1 August 2010 to 31 July 2015	26.35
24 July 2008	357,600	24 July 2008 to 31 July 2011	1 August 2011 to 31 July 2015	26.35
24 July 2008	357,600	24 July 2008 to 31 July 2012	1 August 2012 to 31 July 2015	26.35
24 July 2008	357,600	24 July 2008 to 31 July 2013	1 August 2013 to 31 July 2015	26.35
11 March 2009	352,000	11 March 2009 to 17 March 2010	18 March 2010 to 17 March 2016	21.45
11 March 2009	352,000	11 March 2009 to 17 March 2011	18 March 2011 to 17 March 2016	21.45
11 March 2009	352,000	11 March 2009 to 17 March 2012	18 March 2012 to 17 March 2016	21.45
11 March 2009	352,000	11 March 2009 to 17 March 2013	18 March 2013 to 17 March 2016	21.45
11 March 2009	352,000	11 March 2009 to 17 March 2014	18 March 2014 to 17 March 2016	21.45

32. Share Capital (continued)

Share option schemes (continued)

(a) **The Company (continued)**

Share option expenses charged to profit or loss are based on valuation determined using the Binomial model. Share options granted were valued based on the following assumptions:

Date of grant	*Number of options granted*	*Fair value of options granted*	*Closing share price at date of grant*	*Exercise price*	*Expected volatility*	*Option life*	*Risk-free rate*	*Expected dividend yield*	*Suboptimal exercise factor*
		HK$	*HK$*	*HK$*					
10 October 2006	8,960,000	43,981,000	22.25	22.44	26.00%	7 years	3.956%	3.80%	2
15 November 2007	5,248,000	43,669,000	35.10	36.10	33.00%	7 years	3.384%	4.70%	2
24 July 2008	1,788,000	13,475,000	26.25	26.35	33.54%	7 years	3.598%	3.01%	1.61
11 March 2009	1,760,000	9,142,000	21.45	21.45	34.37%	7 years	1.872%	4.53%	2.2

Expected volatility was determined by using the historical volatility of the Company's share price over previous year. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model. The variables and assumptions used in computing the fair value of the share options are based on management's best estimate. The value of share options varies with different variables of certain subjective assumptions.

A new share option scheme ("HHL 2013 Scheme") was approved for adoption by the shareholders of the Company effective on 22 October 2013. The HHL 2013 Scheme shall be valid and effective for a period of 10 years. The principal purpose of this scheme is to provide incentives to the Directors and any eligible persons as the Board may approve from time to time. The Board is authorised under the HHL 2013 Scheme to grant options to executive directors and employees of the Company or any of its subsidiaries and any eligible persons specified in the scheme document to subscribe for shares in the Company. During the year ended 30 June 2014 and 30 June 2015, no options were granted under the HHL 2013 Scheme.

No expense is recognised by the Group for the year (2014: recognised expenses of HK$29,000) in relation to share options granted by the Company.

(b) **HHI**

A share option scheme ("HHI 2003 Scheme") was approved by the written resolutions of the then sole shareholder of HHI passed on 16 July 2003 and approved by the shareholders of the Company at an extraordinary general meeting held on 16 July 2003. The HHI 2003 Scheme expired on 15 July 2013. The principal purpose of this scheme is to provide incentives to HHI directors and any eligible persons as the Board of HHI may approve from time to time. The Board of HHI is authorised under the HHI 2003 Scheme to grant options to executive directors and employees of the Company and HHI or any of its subsidiaries and any eligible persons specified in the scheme document to subscribe for shares in HHI.

32. Share Capital (continued)

Share option schemes (continued)

(b) HHI (continued)

Under the HHI 2003 Scheme, options granted must be taken up within 28 days from the date of the offer letter upon the payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised as income when received.

No further options will be granted under the HHI 2003 Scheme but in all other respects the provisions of the HHI 2003 Scheme shall remain in full force and effect, and options which were granted during the life of HHI 2003 Scheme may continue to be exercisable in accordance with their respective term of issue.

The following table discloses the details of share options granted under the HHI 2003 Scheme by HHI to its directors and employees, who are not directors of the Company, at nominal consideration:

		Number of shares under options granted						
			Movements during the year			*At 30 June 2014*		
Date of grant	*Subscription price per share HK$*	*Outstanding at 1 July 2013*	*Granted*	*Exercised*	*Lapsed*	*Outstanding*	*Exercisable*	*Weighted average share price at the date of exercise HK$*
17 October 2006	5.858	4,080,000	–	–	(4,080,000)	–	–	N/A
19 November 2007	6.746	360,000	–	–	–	360,000	360,000	N/A
24 July 2008	5.800	400,000	–	–	–	400,000	400,000	N/A
		4,840,000	–	–	(4,080,000)	760,000	760,000	
Weighted average exercise price		HK$5.919	N/A	N/A	HK$5.858	HK$6.248	HK$6.248	

		Number of shares under options granted						
			Movements during the year			**At 30 June 2015**		
Date of grant	**Subscription price per share HK$**	**Outstanding at 1 July 2014**	**Granted**	**Exercised**	**Lapsed**	**Outstanding**	**Exercisable**	**Weighted average share price at the date of exercise HK$**
19 November 2007	6.746	360,000	–	–	(360,000)	**–**	**–**	N/A
24 July 2008	5.800	400,000	–	–	–	**400,000**	**400,000**	N/A
		760,000	–	–	(360,000)	**400,000**	**400,000**	
Weighted average exercise price		HK$6.248	N/A	N/A	HK$6.746	**HK$5.800**	**HK$5.800**	

32. Share Capital (continued)

Share option schemes (continued)

(b) HHI (continued)

The followings are the particulars of share options granted under HHI 2003 Scheme:

Date of Grant	*Number of share options*	*Vesting period*	*Exercisable period*	*Exercise price per share* *HK$*
17 October 2006	1,240,000	1 December 2006 to 30 November 2007	1 December 2007 to 30 November 2013	5.858
17 October 2006	1,240,000	1 December 2006 to 30 November 2008	1 December 2008 to 30 November 2013	5.858
17 October 2006	1,240,000	1 December 2006 to 30 November 2009	1 December 2009 to 30 November 2013	5.858
17 October 2006	1,240,000	1 December 2006 to 30 November 2010	1 December 2010 to 30 November 2013	5.858
17 October 2006	1,240,000	1 December 2006 to 30 November 2011	1 December 2011 to 30 November 2013	5.858
19 November 2007	152,000	19 November 2007 to 30 November 2008	1 December 2008 to 30 November 2014	6.746
19 November 2007	152,000	19 November 2007 to 30 November 2009	1 December 2009 to 30 November 2014	6.746
19 November 2007	152,000	19 November 2007 to 30 November 2010	1 December 2010 to 30 November 2014	6.746
19 November 2007	152,000	19 November 2007 to 30 November 2011	1 December 2011 to 30 November 2014	6.746
19 November 2007	152,000	19 November 2007 to 30 November 2012	1 December 2012 to 30 November 2014	6.746
24 July 2008	160,000	1 August 2008 to 31 July 2009	1 August 2009 to 31 July 2015	5.800
24 July 2008	160,000	1 August 2008 to 31 July 2010	1 August 2010 to 31 July 2015	5.800
24 July 2008	160,000	1 August 2008 to 31 July 2011	1 August 2011 to 31 July 2015	5.800
24 July 2008	160,000	1 August 2008 to 31 July 2012	1 August 2012 to 31 July 2015	5.800
24 July 2008	160,000	1 August 2008 to 31 July 2013	1 August 2013 to 31 July 2015	5.800

32. Share Capital (continued)

Share option schemes (continued)

(b) HHI (continued)

Share option expenses charged to profit or loss are based on valuation determined using the Binomial model. Share options granted were valued based on the following assumptions:

Date of grant	Number of options granted	Fair value of options granted HK$	Closing share price at date of grant HK$	Exercise price HK$	Expected volatility	Option life	Risk-free rate	Expected dividend yield	Suboptimal exercise factor
17 October 2006	6,200,000	5,814,000	5.70	5.858	23.00%	7 years	3.969%	4.75%	2
19 November 2007	760,000	705,000	6.55	6.746	23.83%	7 years	3.330%	5.78%	2
24 July 2008	800,000	843,000	5.80	5.800	25.94%	7 years	3.600%	4.66%	1.31

Expected volatility was determined by using the historical volatility of the HHI's share price over the previous year. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model. The variables and assumptions used in computing the fair value of the share options are based on management's best estimate. The value of share options varies with different variables of certain subjective assumptions.

A new share option scheme ("HHI 2013 Scheme") was approved for adoption by both the shareholders of the Company and HHI effective on 22 October 2013. The HHI 2013 Scheme shall be valid and effective for a period of 10 years. The principal purpose of this scheme is to provide incentives to HHI directors and any eligible persons as the Board of HHI may approve from time to time. The Board of HHI is authorised under the HHI 2013 Scheme to grant options to executive directors and employees of the Company and HHI or any of its subsidiaries and any eligible persons specified in the scheme document to subscribe for shares in HHI. During the year ended 30 June 2014 and 30 June 2015, no options were granted under the HHI 2013 Scheme.

No expense is recognised by the Group for the year (2014: nil) in relation to share options granted by HHI.

Share award scheme

(a) The Company

On 25 January 2007, an employees' share award scheme ("HHL Share Award Scheme") was adopted by the Company. The HHL Share Award Scheme is valid and effective for a period of 15 years commencing from 25 January 2007. Pursuant to the rules of the HHL Share Award Scheme, the Group has set up a trust, HHL Employees' Share Award Scheme Trust, for the purpose of administering the HHL Share Award Scheme and holding the awarded shares before they are vested.

For awarded shares granted on 25 January 2007 according to the HHL Share Award Scheme, the awardees shall not dispose of, nor enter into any agreement to dispose of the relevant awarded shares in the 12-month period commencing on the vesting date thereof.

No shares were awarded in both years presented.

32. Share Capital (continued)

Share award scheme (continued)

(b) **HHI**

On 25 January 2007, an employees' share award scheme ("HHI Share Award Scheme") was adopted by HHI. The HHI Share Award Scheme is valid and effective for a period of 15 years commencing from 25 January 2007. Pursuant to the rules of the HHI Share Award Scheme, HHI has set up a trust, HHI Employees' Share Award Scheme Trust, for the purpose of administering the HHI Share Award Scheme and holding the awarded shares before they are vested.

For awarded shares granted on 25 January 2007 according to the HHI Share Award Scheme, the awardees shall not dispose of, nor enter into any agreement to dispose of the relevant awarded shares in the 12-month period commencing on the vesting date thereof.

No shares in HHI were awarded in both years presented.

33. Reserves

The Group

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity.

Translation reserve

Exchange differences arising from the translation of the net assets of the Group's foreign operations from their functional currencies to the Group's presentation currency (i.e. Hong Kong dollars) are recognised directly in other comprehensive income and accumulated in the translation reserve. The reserve is dealt with in accordance with the accounting policy of foreign currencies set out in note 3.

PRC statutory reserves

Pursuant to the relevant laws and regulations, a portion of the profits of the Group's subsidiaries and jointly ventures which are established in the PRC are required to be transferred to the PRC statutory reserves.

Property revaluation reserve

Property revaluation reserve arises on the revaluation of office premises included in other properties. Where other properties are reclassified to investment property, the cumulative increase in fair value at the date of reclassification is included in the property revaluation reserve, and will be transferred to retained profits upon the retirement or disposal of the relevant properties.

Share option reserve

The share option reserve comprises the fair value of share options granted and vested which are yet to be exercised. The reserve is dealt with in accordance with the accounting policy of equity-settled share-based payment transactions set out in note 3.

33. Reserves (continued)

The Company

	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Share option reserve HK$'000	Shares held for share award scheme HK$'000	Retained profits HK$'000	Total HK$'000
At 1 July 2013	8,864,077	93,279	9,872	43,019	(2,178)	5,714,926	14,722,995
Profit for the year and total comprehensive income for the year	–	–	–	–	–	3,759,589	3,759,589
Shares issued	37,859	–	–	(7,736)	–	–	30,123
Share repurchased and cancelled (note 32)	–	3,636	–	–	–	(32,584)	(28,948)
Recognition of equity-settled share-based payments	–	–	–	29	–	–	29
Lapse of vested share options	–	–	–	(2,150)	–	2,150	–
Dividends recognised as distribution during the year (note 11)	–	–	–	–	–	(915,602)	(915,602)
Transfer upon abolition of par value under the new Hong Kong Companies Ordinance	(8,901,936)	(96,915)	–	–	–	–	(8,998,851)
At 30 June 2014	–	–	9,872	33,162	(2,178)	8,528,479	8,569,335
Profit for the year and total comprehensive income for the year	–	–	–	–	–	3,264,150	3,264,150
Shares issued	–	–	–	(2,780)	–	–	(2,780)
Lapse of vested share options	–	–	–	(27,425)	–	27,425	–
Dividends recognised as distribution during the year (note 11)	–	–	–	–	–	(1,122,555)	(1,122,555)
At 30 June 2015	**–**	**–**	**9,872**	**2,957**	**(2,178)**	**10,697,499**	**10,708,150**

34. Deferred Tax Liabilities

The followings are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the current and prior years:

	Accelerated tax depreciation HK$'000	Fair value adjustments on investment properties HK$'000	Undistributed earnings of PRC subsidiaries and joint ventures HK$'000	Tax losses HK$'000	Others HK$'000	Total HK$'000
At 1 July 2013	324,960	12,557	204,840	(146,343)	(1,591)	394,423
Exchange realignment	–	–	(1,775)	–	–	(1,775)
Charge (credit) to profit or loss	35,308	(8,976)	61,069	(53)	18	87,366
Release to profit or loss upon payment of withholding tax	–	–	(48,060)	–	–	(48,060)
At 30 June 2014	360,268	3,581	216,074	(146,396)	(1,573)	431,954
Exchange realignment	–	–	79	–	–	79
Charge (credit) to profit or loss	43,264	–	53,112	11,370	(35)	107,711
Release to profit or loss upon payment of withholding tax	–	–	(40,002)	–	–	(40,002)
At 30 June 2015	**403,532**	**3,581**	**229,263**	**(135,026)**	**(1,608)**	**499,742**

The deferred tax assets and liabilities have been offset for the purposes of presentation in the consolidated statement of financial position.

At the end of the reporting period, the Group had available unused tax losses of HK$1,756 million (2014: HK$1,782 million) to offset against future profits. A deferred tax asset of HK$135 million (2014: HK$146 million) in respect of tax losses of HK$818 million (2014: HK$887 million) has been recognised. No deferred tax asset has been recognised in respect of the remaining tax losses of HK$938 million (2014: HK$895 million) due to the unpredictability of future profit streams. The tax losses available may be carried forward indefinitely.

35. Project Commitments

(a) Hopewell Centre II

Hopewell Centre II is one of the new major property projects of the Group. Under the current plan, the estimated total investment cost (including land premium) for the development will be around HK$9–10 billion, which has taken into account the estimated investment cost for a road improvement scheme, a green park open to the public, and an extensive tree-planting plan. As at 30 June 2015, the Group's commitment in respect of development costs of this project, which has been contracted for but not provided, was approximately HK$203 million (2014: HK$198 million).

(b) Hopewell New Town

	2014 HK$'000	**2015 HK$'000**
Contracted for but not provided	324,619	**43,503**

35. Project Commitments (continued)

(c) Expressway projects

During the year ended 30 June 2015, the Group decided to make additional capital contributions to West Route JV in respect of Phase II West by three tranches in aggregate of RMB318 million (approximately HK$396 million).

The Group entered into two amendment agreements in relation to Phase II West with the PRC joint venture partner to make additional capital contributions to West Route JV. The first tranche of the additional capital contribution of RMB106 million (approximately HK$131 million) had been contributed by the Group in February 2015. Subsequent to the financial year end, the second tranche of the additional capital contribution of RMB106 million (approximately HK$133 million) has been contributed by the Group in July 2015.

In July 2015, the Group entered into the third amendment agreement in relation to Phase II West with the PRC joint venture partner to make additional capital contribution to West Route JV. Subject to the approval of relevant PRC authorities, the third tranche of additional capital contribution of RMB106 million (approximately HK$133 million) will be made by the Group.

Accordingly, the Group's original additional capital contributions commitment of RMB403 million (approximately HK$503 million) to West Route JV in respect of Phase II West as at 30 June 2014 has been replaced by the above-mentioned three amendment agreements.

(d) Heyuan Power Plant Project

The Heyuan JV is studying the development of a second phase which will consist of 2 x 1,000MW coal-fired generating units. A feasibility study has already been submitted to the relevant PRC authorities, and the Heyuan JV is currently applying for approvals for the project.

The Group's share of the commitments of the joint venture company in respect of the existing development of the power plant is as follows:

	2014 *HK$'000*	***2015*** ***HK$'000***
Contracted for but not provided	46,161	**50,433**

(e) Liede Integrated Commercial Project

Under a cooperation agreement entered into by a subsidiary of the Group and a PRC party to develop and lease a commercial and hotel complex property in Guangzhou, the PRC, the Group's subsidiary is mainly responsible for fitting-out and equipping the property. When the development is completed, the Group's subsidiary will be entitled to operate the property for a specified period by paying fixed amounts of monthly rental.

(f) Property renovation

	2014 *HK$'000*	***2015*** ***HK$'000***
Contracted for but not provided	19,579	**11,990**

35. Project Commitments (continued)

(g) Property for/under development

	2014 HK$'000	2015 HK$'000
Contracted for but not provided	–	32,373

36. Operating Lease Commitments

The Group as lessor

Rental income from investment properties earned during the year is approximately HK$980 million (2014: HK$879 million). At the end of the reporting period, the investment properties of the Group with an aggregate carrying amount of approximately HK$25,616 million (2014: HK$24,579 million) were rented out under operating leases. These properties have committed tenants for the next one to six years without termination options granted to the tenants.

At the end of the reporting period, the Group had contracted with tenants for the following future minimum payments under non-cancellable operating leases:

	The Group	
	2014 HK$'000	2015 HK$'000
Within one year	538,164	694,465
In the second to fifth years inclusive	822,049	926,444
After five years	181,384	116,285
	1,541,597	1,737,194

37. Contingent Liabilities

(a) Disposal of CEPA

In connection with the disposal by the Group of its interests in Consolidated Electric Power Asia Limited ("CEPA") in previous years, the Group has entered into an agreement with the purchaser under which the purchaser and its affiliates have agreed to release and discharge the Group from all claims whatsoever that they may have against the Group arising under the sale agreement. The Group has also agreed to release and discharge the purchaser and its affiliates from all claims whatsoever that the Group may have against them. In this connection, the Group has given certain performance undertakings and indemnities to the purchaser and its affiliates, for which a provision totalling approximately HK$54 million was made in the consolidated financial statements for previous years. This provision represents management's best estimate of the costs and expenses that would be required to discharge the Group's obligations and liabilities under the agreement. The Directors are of the opinion that the provision is not expected to be payable within one year from the end of the reporting period, and it is therefore classified as non-current.

37. Contingent Liabilities (continued)

(b) Guarantees

A subsidiary of the Company has acted as the guarantor for the repayment of mortgage bank loans amounting to HK$635 million as of 30 June 2015 (2014: HK$579 million) granted to purchasers of the subsidiary's properties.

The Company acted as the guarantor of bank loan facilities of Grand Site, a joint venture, to the extent of HK$2,500 million (2014: HK$2,500 million). In June 2014, the joint venture fully repaid the bank loan and the facilities were terminated accordingly.

In the opinion of the Directors, the fair values of such financial guarantee contracts are insignificant at initial recognition. Accordingly, no financial guarantee contract has been recognised in the consolidated statement of financial position.

38. Retirement Benefit Scheme

The Group has established a Mandatory Provident Fund Scheme (the "MPF Scheme") for its Hong Kong employees. The assets of the scheme are held separately in funds which are under the control of independent trustees. The retirement benefit scheme contributions charged to profit or loss represent contributions paid or payable by the Group to the scheme at 5% of each of the employees' monthly relevant income capped at HK$30,000 per month (increased from HK$25,000 per month with effect from 1 June 2014).

The employees employed by the PRC subsidiaries are members of the state-managed retirement benefit schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefit schemes is to make the required contributions under the schemes.

The total costs charged to profit or loss for the year of HK$12,589,000 (2014: HK$11,644,000) represent contributions paid or payable to the schemes by the Group in respect of the current accounting period. At the end of the reporting period, there were no forfeited contributions available to reduce future obligations.

39. Related Party Transactions

In addition to the balances of the Group and the Company and transactions with related parties disclosed above, the Group has the following transactions with related parties:

The registered capital amounting to HK$702 million previously injected by a subsidiary of the Company to GS Superhighway JV was repaid by GS Superhighway JV during the year ended 30 June 2008. According to the Law of the PRC on Chinese-foreign Contractual Joint Venture in relation to the repayment of registered capital before the expiry of the joint venture operation period, the subsidiary of the Company, as the foreign joint venture partner, is required to undertake the financial obligations of GS Superhighway JV to the extent of HK$702 million when GS Superhighway JV fails to meet its financial obligations during the joint venture operation period.

Compensation of key management personnel

The remuneration of key management personnel, who are all executive directors of the Company, is disclosed in note 13.

40. Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from that of the prior year.

The capital structure of the Group consists of equity attributable to owners of the Company, comprising issued share capital, retained profits and other reserves.

The Directors review the capital structure periodically. As part of this review, the Directors assess budgets of major projects taking into account of the provision of funding. Based on the operating budgets, the Directors consider the cost of capital and the risks associated with each class of capital and balance its overall capital structure through the payment of dividends, new share issues as well as the issue of debts.

41. Financial Instruments

(a) Categories of financial instruments

	The Group	
	2014 HK$'000	***2015 HK$'000***
Financial assets		
Loans and receivables at amortised cost (including bank balances and cash)	8,572,075	**6,814,996**
Available-for-sale investments	8,977	**8,982**
	8,581,052	**6,823,978**
Financial liabilities		
Liabilities at amortised cost	6,378,296	**4,856,670**

41. Financial Instruments (continued)

(b) Financial risk management objectives and policies

The Group's major financial instruments include available-for-sale investments, amounts due from joint ventures, trade and other receivables, bank balances and cash, trade and other payables, amounts due to an associate/a joint venture/a minority shareholder of a subsidiary and bank borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The Group manages and monitors these exposures to ensure that appropriate measures are implemented in a timely and effective manner.

The main risks arising from the Group's financial instruments are market risks (including currency risk and interest rate risk), credit risk and liquidity risk. The Directors review and agree policies for managing each of these risks and they are summarised below:

Market risks

(i) Currency risk

The Group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange fluctuations arise. Certain of the Group's financial assets and liabilities are denominated in Hong Kong dollars ("HK$"), Renminbi ("RMB") or United States dollars ("US dollars") which are currencies other than the functional currencies of the respective group entities. The Group manages its foreign currency risk by constantly monitoring the movement of the foreign exchange rates. Besides, certain joint ventures of the Group had outstanding bank borrowings denominated in HK$ and US dollars that are not the functional currencies of those joint ventures (i.e. RMB).

The carrying amounts of the Group's foreign currency denominated monetary assets and liabilities at the end of the reporting period are as follows:

	Assets		*Liabilities*	
	2014 HK$'000	***2015 HK$'000***	2014 HK$'000	***2015 HK$'000***
HK$	352,910	**353,205**	–	**–**
RMB	1,292,653	**1,744,527**	249,800	**250,000**
US dollars	4,563	**505**	–	**–**

41. Financial Instruments (continued)

(b) Financial risk management objectives and policies (continued)

Market risks (continued)

(i) Currency risk (continued)

Currency risk sensitivity analysis

As HK$ are pegged to US dollars, it is assumed that there would be no material currency risk exposure on between these two currencies. The Group's foreign currency risk is mainly concentrated on the fluctuations of RMB against HK$. The sensitivity analysis below includes only currency risk related to RMB and HK$/US dollars denominated monetary items of group entities whose functional currencies are HK$ and RMB respectively.

The sensitivity analysis includes only outstanding foreign currency denominated monetary items as disclosed above and adjusts their translation at the end of the reporting period for a 5% (2014: 5%) change in foreign currency rates.

At the end of the reporting period, if the exchange rate of RMB against HK$/US dollars had been strengthened/weakened by 5% (2014: 5%), the Group's profit for the year attributable to owners of the Company (excluding the impact on the Group's share of profits of joint ventures) would increase/decrease by approximately HK$62.1 million for the year ended 30 June 2015 (2014: increase/decrease by approximately HK$37.7 million).

(ii) Interest rate risk

The Group is exposed to fair value interest rate risk in relation to bank deposits, amounts due from joint ventures, amounts due to a minority shareholders of a subsidiary and bank borrowings which are interest-free or carry fixed interest rates. It is the Group's policy to keep certain amount of bank deposits and bank borrowings at fixed interest rate.

The Group is exposed to cash flow interest rate risk in relation to certain bank deposits and bank borrowings which are subject to changes in prevailing floating interest rates. The Group's cash flow interest rate risk is mainly concentrated on the fluctuation of the prevailing market interest rate.

Interest rate risk sensitivity analysis

As the net cash position of the Group (excluding its joint ventures) was not significant, the Directors are of the opinion that the Group's exposures to cash flow interest rate risk is minimal. Accordingly, no sensitivity analysis is presented.

41. Financial Instruments (continued)

(b) Financial risk management objectives and policies (continued)

Credit risk

The Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognised financial assets stated in the statements of financial positions and the amount of financial guarantees issued by the Group as disclosed in note 37(b).

The Group's credit risk is primarily attributable to its amounts due from joint ventures, trade and other receivables, bank deposits and bank balances. In order to minimise the credit risk, management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the Directors consider that the Group's credit risk is significantly reduced.

The management of the Group is responsible to exercise joint control on the financial and operating activities of the joint venture with the joint venture partners to ensure the joint ventures maintaining favourable financial position in order to reduce such credit risk.

Other than the amounts due from joint ventures and dividend receivable from a joint venture, the Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

The credit risks of the Group on liquid funds are limited because the counterparties are banks with good reputation.

Liquidity risk

The Group's total assets less current liabilities and the Group's net current assets at 30 June 2015 amounted to HK$53,719 million (2014: HK$50,926 million) and HK$7,065 million (2014: HK$5,684 million) respectively.

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of the available banking facilities and ensures compliance with loan covenants. As at 30 June 2015, the Group has unutilised committed and uncommitted banking facilities of HK$190 million (2014: HK$Nil) and HK$720 million (2014: HK$720 million), respectively.

Included in the bank borrowings are carrying amount of approximately HK$1,560 million (2014: HK$1,248 million) due within one year for which the Group expects, and has discretion, to roll over the amount for at least twelve months after the end of the reporting period under its existing loan facility with the same lenders and on similar terms. Accordingly, the amount is classified as non-current liabilities and presented in the time band of "1-5 years" in the liquidity risk table.

41. Financial Instruments (continued)

(b) Financial risk management objectives and policies (continued)

Liquidity risk (continued)

The following tables detail the contractual maturity of the Group for its financial liabilities. Financial guarantee contracts, which represent the maximum amount of the guarantee in which the guarantee could be called, are shown separately. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate at the end of the reporting period.

Liquidity risk tables

The Group

	Weighted average interest rate %	Repayable on demand or less than 1 month HK$'000	1-2 months HK$'000	Over 2 months but not more than 1 year HK$'000	1-5 years HK$'000	Over 5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amount at 30.6.2015 HK$'000
2015								
Trade and other payables	-	84,401	5,037	36,364	6,916	31,001	163,719	163,719
Rental and other deposits	-	23,837	4,691	50,705	174,391	7,976	261,600	261,600
Amount due to an associate	-	782	-	-	-	-	782	782
Amount due to a minority shareholder of a subsidiary	-	-	-	36,469	-	-	36,469	36,469
Bank borrowings	1.2-3.55	5,109	5,109	359,361	4,470,137	-	4,839,716	4,655,700
		114,129	14,837	482,899	4,651,444	38,977	5,302,286	5,118,270

	Weighted average interest rate %	Repayable on demand or less than 1 month HK$'000	1-2 months HK$'000	Over 2 months but not more than 1 year HK$'000	1-5 years HK$'000	Over 5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amount at 30.6.2014 HK$'000
2014								
Trade and other payables	-	113,560	4,959	43,076	32,011	148	193,754	193,754
Rental and other deposits	-	26,680	6,662	52,720	105,008	26,430	217,500	217,500
Amount due to an associate	-	1,360	-	-	-	-	1,360	1,360
Amount due to a joint venture	-	10,611	-	-	-	-	10,611	10,611
Amount due to a minority shareholder of a subsidiary	3.25	-	-	8,899	45,114	-	54,013	50,371
Bank borrowings	1.34-3.98	6,141	118,710	2,602,798	3,652,478	-	6,380,127	6,122,200
		158,352	130,331	2,707,493	3,834,611	26,578	6,857,365	6,595,796

In addition, as mentioned in note 37(b), the Group has, at the end of the reporting period, given financial guarantees to banks in respect of banking facilities granted to purchasers of its properties and Grand Site of HK$635 million (2014: HK$579 million) and HK$2,500 million (2014: HK$2,500 million), respectively, of which no financial liability was recognised in the consolidated statement of financial position as financial guarantee contracts. In accordance with the guarantee documents, the Company may be required to settle the maximum guaranteed amounts upon demand by the counterparties to the financial guarantee contracts. The management expected that claims from the counterparties to the financial guarantee contracts are not probable.

41. Financial Instruments (continued)

(c) Fair value

The fair values of financial assets and financial liabilities are determined on a recurring basis in accordance with generally accepted pricing models based on discounted cash flow analysis.

The Directors consider that the carrying amounts of the financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

42. Principal Subsidiaries

The following list contains only the details of the subsidiaries at 30 June 2014 and 30 June 2015 which principally affect the results, assets or liabilities of the Group as the Directors are of the opinion that a complete list of all the subsidiaries will be of excessive length. Except as otherwise indicated, all the subsidiaries are private companies incorporated and are operating principally in the place of incorporation and all issued shares are ordinary shares.

		Proportion of issued/registered capital held by the Company				
		Directly		*Indirectly*		
Name of company	*Paid up issued/ registered capital*	*2014* %	***2015*** %	*2014* %	***2015*** %	*Principal activities*
Incorporated in Hong Kong:						
Banbury Investments Limited	HK$2	–	**–**	100	**100**	Property investment
Broadwood Twelve Management Limited	HK$1	–	**–**	100	**100**	Property management
Chee Shing Company Limited	HK$968,000	100	**100**	–	**–**	Provision of office management services
Cineplex Asia Limited	HK$1	–	**–**	100	**100**	Cinema
Eldridge Investment Limited	HK$1	–	**–**	100	**100**	Property investment
Exgratia Company Limited	HK$2	–	**–**	100	**100**	Property investment
GardenEast Limited	HK$1,000,000	–	**–**	100	**100**	Property investment
GardenEast Management Limited	HK$300,000	–	**–**	100	**100**	Property management
HH Finance Limited	HK$1,000,000	100	**100**	–	**–**	Loan financing
HHI Finance Limited	HK$1	–	**–**	68.11	**66.69**	Loan financing
HHP Finance Limited	HK$1	–	**–**	100	**100**	Loan financing
HHP Management Services Limited	HK$1	–	**–**	100	**100**	Provision of office management services

42. Principal Subsidiaries (continued)

Name of company	Paid up issued/ registered capital	Proportion of issued/registered capital held by the Company				Principal activities
		Directly		Indirectly		
		2014 %	2015 %	2014 %	2015 %	
Incorporated in Hong Kong: (continued)						
Hopewell Centre Management Limited	HK$20,920,000	–	**–**	100	**100**	Property management
Hopewell China Development (Superhighway) Limited (i)	Ordinary shares HK$2 and non-voting deferred shares HK$4	–	**–**	66.41	**65.02**	Investment in expressway project
Hopewell Construction Company, Limited	HK$20,000,000	–	**–**	100	**100**	Project management
Hopewell Guangzhou-Zhuhai Superhighway Development Limited (i)	Ordinary shares HK$2 and non-voting deferred shares HK$2	–	**–**	68.11	**66.69**	Investment in expressway project
Hopewell Hotels Management Limited	HK$3,000,000	–	**–**	100	**100**	Hotel management
Hopewell Project Development Limited	HK$1	–	**–**	100	**100**	Project development and investment holding
Hopewell Promotion and Entertainment Limited	HK$600,000	–	**–**	100	**100**	Event organisers
Hopewell Property and Facility Management Limited	HK$1	–	**–**	100	**100**	Property management
Hopewell Property Management Company Limited	HK$200	–	**–**	100	**100**	Property management
Hopewell Real Estate Agency Limited	HK$3,000,000	–	**–**	100	**100**	Leasing and marketing services
H-Power Investor (HK) Limited	HK$1	–	**–**	87.5	**87.5**	Investment in a power station project
International Trademart Company Limited	Ordinary shares HK$2 and non-voting deferred shares of HK$10,000	–	**–**	100	**100**	Property investment and investment holding
IT Catering and Services Limited	HK$2	–	**–**	100	**100**	Restaurant operations and provision of catering and services

42. Principal Subsidiaries (continued)

Name of company	Paid up issued/ registered capital	Proportion of issued/registered capital held by the Company				Principal activities
		Directly		Indirectly		
		2014 %	**2015 %**	2014 %	**2015 %**	
Incorporated in Hong Kong: (continued)						
Kingline Enterprise Limited	HK$1	–	**–**	100	**100**	Property investment
KITEC Management Limited	HK$300,000	–	**–**	100	**100**	Property management
Kowloon Panda Hotel Limited	Ordinary shares HK$200 and non-voting deferred shares of HK$2,000,000	–	**–**	100	**100**	Property investment, hotel ownership and operation
Panda Place Management Limited	HK$300,000	–	**–**	100	**100**	Property management
QRE Plaza Limited	HK$100,000	–	**–**	100	**100**	Property investment
QRE Plaza Management Limited	HK$300,000	–	**–**	100	**100**	Property management
Wetherall Investments Limited	Ordinary shares HK$2 and non-voting deferred shares HK$2	–	**–**	100	**100**	Property investment and investment holding
Yuba Company Limited	HK$10,000	–	**–**	100	**100**	Property investment
Established in the PRC:						
廣州市合和(花都)置業發展有限公司	RMB124,000,000 (registered capital)	–	**–**	95	**95**	Property development
廣州市冠暉物業管理有限公司	RMB3,000,000 (registered capital)	–	**–**	91.84	**91.84**	Property management
廣州誠滿物業管理有限公司	RMB950,000,000 (registered capital)	–	**–**	100	**100**	Property management
Incorporated in the British Virgin Islands and operated in Hong Kong:						
Anber Investments Limited	US$1	–	**–**	100	**100**	Investment holding
Boyen Investments Limited	US$1	–	**–**	100	**100**	Investment holding
Hopewell (Huadu) Estate Investment Company Limited	US$1	100	**100**	–	**–**	Investment holding

42. Principal Subsidiaries (continued)

Name of company	Paid up issued/ registered capital	Proportion of issued/registered capital held by the Company				Principal activities
		Directly		Indirectly		
		2014 %	2015 %	2014 %	2015 %	
Incorporated in the British Virgin Islands and operated in Hong Kong: (continued)						
Procelain Properties Ltd. (ii)	US$1	–	–	100	**100**	Property investment
Singway (B.V.I.) Company Limited (ii)	US$1	–	–	100	**100**	Property investment
Incorporated in the Cayman Islands:						
Hopewell Highway Infrastructure Limited (iii)	HK$308,169,028	–	–	68.11	**66.69**	Investment holding
Hopewell Hong Kong Properties Limited (ii)	HK$100,000,000	–	–	100	**100**	Investment holding

Notes:

(i) Operating principally in the PRC
(ii) Operating principally in Hong Kong
(iii) Hopewell Highway Infrastructure Limited, a company listed on the Hong Kong Stock Exchange, is operating in Hong Kong and the PRC through its subsidiaries and joint ventures.

The non-voting deferred shares carry practically no rights to dividends nor to receive notice of nor to attend or vote at any general meeting of the relevant companies nor to participate in any distribution on winding up.

Particulars of the subsidiaries, including those subsidiaries not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the HKCO.

42. Principal Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests

The table below shows details of non-wholly-owned subsidiaries of the Company that have material non-controlling interests:

Name of company	*Place of establishment/ operation*	*Proportion of ownership interests and voting rights held by non-controlling interests*		*Profit allocated to non-controlling interests*		*Accumulated non-controlling interests*	
		2014	***2015***	*2014 HK$'000*	***2015 HK$'000***	*2014 HK$'000*	***2015 HK$'000***
HHI Group*	PRC	31.89%	**33.31%**	236,236	**226,498**	2,944,592	**3,109,056**
Individually immaterial subsidiaries with non-controlling interests				21,844	**18,287**	172,190	**166,672**
				258,080	**244,785**	3,116,782	**3,275,728**

* include non-controlling interests attributable to HHI and a subsidiary of HHI

Summarised financial information in respect of the Group's subsidiary that has material non-controlling interests is set out below. The summarised financial information below represents amounts before intragroup eliminations.

HHI Group

	2014 HK$'000	***2015 HK$'000***
Current assets	2,487,591	**1,846,184**
Non-current assets	7,663,721	**7,760,242**
Current liabilities	(637,150)	**(310,891)**
Non-current liabilities	(414,187)	**(171,668)**
	9,099,975	**9,123,867**
Equity attributable to owners of HHI	9,037,799	**9,059,121**
Non-controlling interests attributable to a subsidiary of HHI	62,176	**64,746**
	9,099,975	**9,123,867**

42. Principal Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests (continued)

HHI Group (continued)

	2014 *HK$'000*	***2015*** ***HK$'000***
Profit attributable to owners of HHI	697,840	**651,686**
Profit attributable to the non-controlling interests of a subsidiary of HHI	13,675	**12,683**
Profit for the year	711,515	**664,369**
Total comprehensive income attributable to owners of HHI	595,856	**662,875**
Total comprehensive income attributable to the non-controlling interests of a subsidiary of HHI	11,145	**12,677**
Total comprehensive income for the year	607,001	**675,552**
Net cash used in operating activities	(48,757)	**(47,042)**
Net cash from investing activities	57,923	**1,948,492**
Net cash used in financing activities	(1,808,406)	**(1,253,039)**
Net cash (outflow) inflow	(1,799,240)	**648,411**
Dividends paid to non-controlling interests of HHI	(360,897)	**(222,106)**

43. Approval of Financial Statements

The financial statements on pages 113 to 185 were approved and authorised for issue by the Board of Directors on 26 August 2015.

List of Major Properties

A. Completed Properties

1) Investment Properties and Hotel Property (Unless Otherwise Specified, these Properties are Held Under Medium Term Leases):

Properties	Location	Existing Use	Site area (sq.m.)	Gross floor area (sq.m.)	Group's interest (%)
Kowloonbay International Trade & Exhibition Centre	1 Trademart Drive, Kowloon Bay, Kowloon	Conference, exhibition, restaurant, office, commercial and carparks	22,280	164,860*	100
Hopewell Centre (Long-term lease)	183 Queen's Road East, Wan Chai, Hong Kong	Commercial, office and carparks	5,207	78,102*	100
GardenEast	222 Queen's Road East, Wan Chai, Hong Kong	Residential and commercial	1,082	8,972	100
QRE Plaza (Long-term lease)	202 Queen's Road East, Wan Chai, Hong Kong	Commercial	464	7,157	100
Panda Hotel	3 Tsuen Wah Street, Tsuen Wan, New Territories	Hotel operation, commercial and carparks	5,750		
— Hotel property				40,855*	100
— Shopping arcade				21,337*	100
				62,192*	
Four commercial units, one restaurant unit and 80 carparking spaces at Wu Chung House	G/F-5/F, 213 Queen's Road East,Hong Kong	Commercial and carparks	N/A	1,642*	100

* Excluding carparking spaces.

2) Stock of Properties or Investment Property Held for Sale:

Properties	Location	Existing Use	Site area (sq.m.)	Gross floor area[i] (sq.m.)	Group's interest (%)
Hopewell New Town	Huadu district, Guangzhou, China	Residential, commercial, logistic and social facilities	610,200[ii]	95,400	95
200 Queen's Road East Project (Phase 1)	Lee Tung Street/ McGregor Street, Wan Chai, Hong Kong	Residential	8,220[ii]	168 (saleable area)	50[iii]
Broadwood Twelve	12 Broadwood Road, Happy Valley, Hong Kong	Residential	2,116	2,021 (saleable area)	100

B. Properties and Stock of Properties Under Development:

Properties/land	Location	Existing Use	Stage of Completion	Expected completion date	Site area (sq.m.)	Gross floor area[iv] (sq.m.)	Group's interest (%)
Hopewell New Town	Huadu district, Guangzhou, China	Residential, commercial, logistic and social facilities	Under planning stage	2020	610,200[ii] & [v]	625,000[v]	95
200 Queen's Road East Project (Phase 2)	Lee Tung Street/ McGregor Street, Wan Chai, Hong Kong	Residential	Under construction	2015	8,220[ii]	51,456 (saleable area)	50[iii]
200 Queen's Road East Project (retail portion for leasing)	Lee Tung Street/ McGregor Street, Wan Chai, Hong Kong	Commercial	Under construction	2015	8,220[ii]	8,148	50[iii]
Hopewell Centre II	Ship Street, Kennedy Road, Hau Fung Lane, Wan Chai, Hong Kong	Hotel complex with recreation, shopping, restaurant and other commercial facilities	Under construction	2018	9,840	101,600	100

C. Other Properties Held by the Group:

Location	Existing Use	Site area (sq.m.)	Existing Total Gross floor area (sq.m.)	Attributable to Group (%)
155–159 Queen's Road East, Wan Chai	Commercial and Residential	200	903	100
161–167 Queen's Road East, Wan Chai	Commercial and Residential	265	1,837	100
55 Ship Street, Wan Chai (Nam Koo Terrace)	Vacant old house	685	453	100
1A Hillside Terrace, Wan Chai (St. Luke School)	Vacant school building	585	1,687	100
1-3 Hill Side Terrace, Wan Chai	Vacant land	516	—	100
53 Ship Street and 1-5 Schooner Street, Wan Chai (Miu Kang Terrace)	Commercial and Residential	342	1,476	100
Inland Lot No.9048, Schooner Street, Wan Chai, Hong Kong	Residential	270	1,350	100

Notes:

(i) This represents gross floor area of unsold completed units.

(ii) This site area covers all phases of development.

(iii) This represents 50% interest in joint-venture with Sino.

(iv) This represents approximate gross floor area under present planning.

(v) These site area and gross floor area, being plot ratio gross floor area of the land, are based on land use rights certificates obtained and the latest master layout plan approved by the relevant government authority.

Glossary

200 QRE	200 Queen's Road East
"2014 Annual General Meeting"	the annual general meeting of the Company held at Auditorium, 3/F., KITEC, 1 Trademart Drive, Kowloon Bay, Kowloon, Hong Kong on Tuesday, 21 October 2014 at 11:00 a.m.
"2015 Annual General Meeting"	the annual general meeting of the Company to be held at Rotunda 3, 6/F., KITEC, 1 Trademart Drive, Kowloon Bay, Kowloon, Hong Kong on Monday, 26 October 2015 at 11:00 a.m.
"Average Occupancy Rate"	the average of the Occupancy Rate as at the end of each month in the relevant period
"Board"	the Board of Directors of the Company
"CG Code"	Corporate Governance Code contained in Appendix 14 to the Listing Rules
"CBD"	central business district
"Coastal Expressway"	Guangzhou-Shenzhen Coastal Expressway
"Company" or "HHL"	Hopewell Holdings Limited
"Director(s)"	director(s) of the Company
"DPS"	dividend per share
"DTT"	Deloitte Touche Tohmatsu
"EBIT"	earnings before interest and tax
"EPS"	earnings per share
"F&B"	food and beverage
"FY08"	the financial year ended 30 June 2008
"FY09"	the financial year ended 30 June 2009
"FY10"	the financial year ended 30 June 2010
"FY11"	the financial year ended 30 June 2011

"FY12"	the financial year ended 30 June 2012
"FY13"	the financial year ended 30 June 2013
"FY14"	the financial year ended 30 June 2014
"FY15"	the financial year ended 30 June 2015
"FY16"	the financial year ending 30 June 2016
"FY17"	the financial year ending 30 June 2017
"FY18"	the financial year ending 30 June 2018
"FY19"	the financial year ending 30 June 2019
"GDP"	gross domestic product
"GFA"	gross floor area
"Grand Site"	Grand Site Development Limited
"Group"	the Company and its subsidiaries
"GS Superhighway"	Guangzhou-Shenzhen Superhighway
"GS Superhighway JV"	Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited, the joint venture company established for the GS Superhighway
"GWh"	gigawatt hour
"Heyuan JV"	Shenzhen Energy Hopewell Power (Heyuan) Co., Ltd., the joint venture company holding Heyuan Power Plant
"Heyuan Power Plant"	the ultra super-critical coal-fired power plant project located in Heyuan City, Guangdong Province
"HHI"	Hopewell Highway Infrastructure Limited
"HHI Group"	HHI and its subsidiaries
"HHI Share Award Scheme"	the share award scheme adopted by HHI on 25 January 2007
"HHI Shares"	ordinary shares of HK$0.10 each in the capital of HHI

"HHL Share Award Scheme"	the share award scheme adopted by the Company on 25 January 2007
"HHL Website"	the website of the Company at www.hopewellholdings.com
"Hill Side Terrace Cluster"	1–3 Hill Side Terrace, 1A Hill Side Terrace, 55 Ship Street (Nam Koo Terrace), 53 Ship Street and 1–5 Schooner Street (Miu Kang Terrace), Inland Lot No.9048 Schooner Street, Wan Chai
"HK$" or "HKD" or "HK Dollar(s)"	Hong Kong Dollars, the lawful currency of Hong Kong
"HKEx Website"	the website of the Stock Exchange at www.hkexnews.hk
"Hong Kong"	the Hong Kong Special Administrative Region of PRC
"Hong Kong Government"	the Government of Hong Kong
"HZM Bridge"	the Hong Kong-Zhuhai-Macau Bridge
"JV/JVs"	joint venture/ventures
"KITEC F&B"	IT Catering & Services Limited, the food and beverage operations of KITEC
"KITEC"	Kowloonbay International Trade & Exhibition Centre
"km"	kilometre
"Lady WU"	Lady WU Ivy Sau Ping KWOK
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of PRC
"Mainland China"	The PRC, excluding Hong Kong and Macau
"MICE"	meeting, incentives, convention and exhibition
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules
"MPF Schemes"	the mandatory provident fund schemes set up by the Group
"MWh"	megawatt hour

"NDRC"	National Development and Reform Commission
"Occupancy rate"	the percentage of total area comprising those already leased and occupied by tenants, reserved for specific uses and those in respect of which leases have been committed but not yet commenced over total lettable floor area
"Phase I West"	Phase I of Western Delta Route
"Phase II West"	Phase II of Western Delta Route
"Phase III West"	Phase III of Western Delta Route
"PRC" or "China"	the People's Republic of China
"PRD"	Pearl River Delta
"RMB"	Renminbi, the lawful currency of PRC
"Sir Gordon WU"	Sir Gordon Ying Sheung WU
"sq.ft."	square foot
"sq.m."	square metre
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"The Avenue"	the residential portion of 200 Queen's Road East Project
"URA"	Urban Renewal Authority
"US" or "United States"	the United States of America
"US$" or "US Dollar(s)"	US Dollars, the lawful currency of the United States
"VAT"	value-added tax
"West Route JV"	Guangdong Guangzhou-Zhuhai West Superhighway Company Limited, the joint venture company established for the Western Delta Route
"Western Delta Route"	the route for a network of toll expressways comprising Phase I West, Phase II West and Phase III West
"YoY"	year-on-year

Corporate Information

Board of Directors
Sir Gordon Ying Sheung WU[1] KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO
Vice Chairman
Mr. Thomas Jefferson WU[2]
Managing Director
Mr. Josiah Chin Lai KWOK
Deputy Managing Director
Mr. Guy Man Guy WU[##]
Lady WU Ivy Sau Ping KWOK[#] JP
Ms. Linda Lai Chuen LOKE[##]
Mr. Albert Kam Yin YEUNG
Mr. Carmelo Ka Sze LEE[#] JP
Mr. William Wing Lam WONG
Ir. Leo Kwok Kee LEUNG
Mr. Sunny TAN[##]
Dr. Gordon YEN[##]
Mr. Ahito NAKAMURA[##]
Mr. Yuk Keung IP[##]
(appointed on 10 April 2015)

1 Also as Alternate Director to Mr. Eddie Ping Chang HO
2 Also as Alternate Director to Sir Gordon Ying Sheung WU and Lady WU Ivy Sau Ping KWOK
Non-executive Directors
Independent Non-executive Directors

Audit Committee
Mr. Sunny TAN
Chairman
Ms. Linda Lai Chuen LOKE
Mr. Guy Man Guy WU
Mr. Yuk Keung IP

Remuneration Committee
Dr. Gordon YEN
Chairman
Ms. Linda Lai Chuen LOKE
Mr. Guy Man Guy WU
Mr. Carmelo Ka Sze LEE JP

Company Secretary
Mr. Po Wah HUEN

Registered Office
64th Floor, Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong
Tel: (852) 2528 4975
Fax: (852) 2861 2068

Solicitors
Woo, Kwan, Lee & Lo

Auditor
Deloitte Touche Tohmatsu

Listing Information
The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code: 54)

Principal Bankers[+]
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
The Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
China Construction Bank Corporation
Chong Hing Bank Limited
Citibank, N.A.
DBS Bank Limited
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited
Mizuho Corporate Bank, Limited
Sumitomo Mitsui Banking Corporation

+ names are in alphabetical order

Share Registrar and Transfer Office
Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wan Chai, Hong Kong
Tel : (852) 2862 8555
Fax : (852) 2529 6087

American Depositary Receipt
CUSIP No.	439555301
Trading Symbol	HOWWY
ADR to share ratio	1:1
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations
Tel : (852) 2528 4975
Fax : (852) 2529 8602
Email : ir@hopewellholdings.com

Website
www.hopewellholdings.com

Note: In the case of any inconsistency between the Chinese translation and the English text of this Annual Report, the English text shall prevail.

Financial Calendar

Interim results announcement	26 January 2015
Ex-dividend Date	6 February 2015
Closure of Register of Members	10 February 2015
Interim dividend paid ***(HK50 cents per share)***	17 February 2015
Final results announcement	26 August 2015
Closure of Register of Members	19 October 2015 to 26 October 2015 (both days inclusive)
2015 Annual General Meeting	26 October 2015
Ex-dividend Date	28 October 2015
Closure of Register of Members	30 October 2015
Proposed Final Cash Dividend payable# ***(HK70 cents per share)***	6 November 2015

Subject to approval by shareholders at the 2015 Annual General Meeting to be held on 26 October 2015.



HOPEWELL HOLDINGS LIMITED

64th Floor, Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong
Tel: (852) 2528 4975
Fax: (852) 2861 2068
www.hopewellholdings.com


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